Form 10-K, Exhibit 13
period 1995-12-31
OHIO CASUALTY CORP
filed 1996-03-27
CIK 73952

                                                                     EXHIBIT 13

OHIO CASUALTY CORPORATION & SUBSIDIARIES
FINANCIAL HIGHLIGHTS



(in thousands)                                             1995              1994             1993
--------------------------------------------------------------------------------------------------------
Gross premiums and finance charges                    $  1,294,541      $  1,332,279     $  1,350,825
Investment income, less expenses                           188,107           185,708          192,491
Income before investment gains                              91,400            77,083           51,442
Realized investment gains, after taxes                       3,963            14,231           28,701
Income from discontinued operations                          4,372             5,896            6,842
Cumulative effect of accounting changes                          0              (319)               0
Net income                                                  99,735            96,891           86,985
Property and casualty combined ratio                         104.0%            103.8%           110.3%


PER COMMON SHARE*
Income before investment gains                        $       2.56      $       2.14     $       1.43
Realized investment gains, after taxes                        0.11              0.40             0.80
Income from discontinued operations                           0.12              0.16             0.19
Cumulative effect of accounting changes                       0.00             (0.01)            0.00
Net income                                                    2.79              2.69             2.42
Book value                                                   31.39             23.64            23.93
Dividends                                                     1.52              1.46             1.42


FINANCIAL CONDITION
Assets                                                $  3,980,142      $  3,738,956     $  3,816,753
Shareholders' equity                                     1,111,014           850,790          862,338
 (See Note 1L to Consolidated Financial Statements)
Average shares outstanding*                                 35,750            36,033           36,016
Shares outstanding on December 31*                          35,396            35,993           36,030
Number of shareholders                                       6,100             6,100            7,200

*1993 share and per share amounts restated for 2-for-1 stock split (See Note 15).






--------------------------------------------------------------------------------------------------------

                    Ohio Casualty Corporation & Subsidiaries
                         TEN-YEAR SUMMARY OF OPERATIONS


(in millions)                                         1995       1994       1993      1992
================================================================================================
Consolidated Operations
Income after taxes
   Property and casualty                         $    92.5 $     79.3   $     53.5 $    61.2
   Premium finance                                     0.7        0.7          0.8       1.5
   Corporate expenses                                 (1.8)      (2.9)        (2.8)     (4.9)
                                                 --------- ----------   ---------- ---------
   Operating income                                   91.4       77.1         51.5      57.8
   Realized investment gains (losses)                  4.0       14.2         28.7      35.1
                                                 --------- ----------   ---------- ---------
   Income from continuing operations                  95.4       91.3         80.2      92.9
   Discontinued operations                             4.3        5.9          6.8       4.1
   Cumulative effect of accounting changes               0       (0.3)           0       1.5
                                                 --------- ----------   ---------- ---------
   Net income                                         99.7       96.9         87.0      98.5
                                                 ========= ==========   ========== =========
Income after taxes per average share outstanding
   Property and casualty                              2.59       2.20         1.49      1.70
   Premium finance                                    0.02       0.02         0.02      0.04
   Corporate expenses                                (0.05)     (0.08)       (0.08)    (0.14)
                                                 --------- ----------   ---------- ---------
   Operating income                                   2.56       2.14         1.43      1.60
   Realized investment gains (losses)                 0.11       0.40         0.80      0.98
   Discontinued operations                            0.12       0.16         0.19      0.12
   Cumulative effect of accounting changes               0      (0.01)           0      0.04
                                                 --------- ----------   ---------- ---------
   Net income                                         2.79       2.69         2.42      2.74
                                                 ========= ==========   ========== =========

   Average shares outstanding                         35.8       36.0         36.0      36.0

   Total assets                                    3,980.1    3,739.0      3,816.8   3,760.7
   Shareholders' equity                            1,111.0      850.8        862.3     825.2
   Book value per share                              31.39      23.64        23.93     23.43
   Dividends paid per share                           1.52       1.46         1.42      1.34
   Percent increase over previous year                 4.1%       2.8%         6.0%      8.1%

Property and Casualty Operations
   Gross premiums written                          1,293.6    1,331.2      1,349.7   1,541.5
   Net premiums written                            1,250.6    1,286.4      1,306.0   1,508.5
   Premiums earned                                 1,264.6    1,297.7      1,379.4   1,517.6
   GAAP underwriting gain (loss) before taxes        (68.8)     (92.9)      (147.3)   (130.8)

   Loss ratio                                         61.2%      61.6%        64.9%     63.7%
   Loss expense ratio                                 10.2%      10.0%        11.8%     10.8%
   Underwriting expense ratio                         32.6%      32.2%        33.6%     33.5%
   Combined ratio                                    104.0%     103.8%       110.3%    108.0%

   Investment income before taxes                    184.6      183.8        190.4     194.6
   Per average share outstanding                      5.16       5.10         5.29      5.41
   Percent increase over previous year                1.2%     (3.6)%       (2.2)%       1.3%

   Property and casualty reserves
      Unearned premiums                              505.8      517.8        529.6     596.1
      Losses                                       1,268.1    1,303.6      1,378.0   1,309.2
      Loss adjustment expense                        356.1      367.3        390.6     364.0





   Statutory policyholders' surplus                  876.9      660.0        713.6     674.2
   Percent increase (decrease) over previous year     32.9%    (7.5)%          5.8%      4.8%

                                                                    10-Year Compound
   1991       1990       1989       1988       1987       1986        Annual Growth
=====================================================================================
                                                                          %
$ 103.2 $     93.4 $    108.1 $    133.4 $     90.2 $     61.9          10.7%
    2.1        2.2        2.3        2.5        2.1        1.8          -5.2%
   (6.2)      (1.0)      (1.1)      (0.7)      (0.3)      (0.2)         23.9%
------- ---------- ---------- ---------- ---------- ----------
   99.1       94.6      109.3      135.2       92.0       63.5          10.3%
    9.8       (8.7)     (10.5)     (14.2)     (17.9)      31.0          -3.3%
------- ---------- ---------- ---------- ---------- ----------
  108.9       85.9       98.8      121.0       74.1       94.5           9.1%
   (1.0)      (1.8)       2.7        7.0        4.5        8.2           0.5%
      0          0          0          0          0          0           ---
------- ---------- ---------- ---------- ---------- ----------
  107.9       84.1      101.5      128.0       78.6      102.7           8.5%
======= ========== ========== ========== ========== ==========

   2.88       2.43       2.53       3.06       2.00       1.37          13.3%
   0.06       0.06       0.05       0.06       0.05       0.04          -3.1%
  (0.17)     (0.02)     (0.02)     (0.02)         0          0          26.7%
------- ---------- ---------- ---------- ---------- ----------
   2.77       2.47       2.56       3.10       2.05       1.41          12.8%
   0.27      (0.23)     (0.25)     (0.32)     (0.41)      0.69          -1.1%
  (0.03)     (0.05)      0.06       0.16       0.10       0.17           2.8%
      0          0          0          0          0          0           ---
------- ---------- ---------- ---------- ---------- ----------
   3.01       2.19       2.37       2.94       1.74       2.27          11.0%
======= ========== ========== ========== ========== ==========

   35.8       38.4       42.8       43.6       45.0       45.2          -2.3%

3,531.3    3,252.9    3,145.7    2,922.0    2,682.4    2,475.4           5.0%
  774.5      651.2      775.0      718.5      615.7      606.0           7.5%
  21.58      18.19      18.46      16.65      13.93      13.40          10.1%
   1.24       1.16       1.04       0.94       0.84       0.75           8.1%
    6.9%      11.5%      10.6%      11.9%      12.0%       7.1%          ---


1,519.3    1,492.1    1,404.5    1,383.6    1,398.2    1,338.4           1.5%
1,492.3    1,468.4    1,377.6    1,353.2    1,359.6    1,301.7           1.4%
1,469.1    1,438.0    1,364.2    1,339.6    1,356.6    1,221.9           2.4%
  (74.5)     (79.4)     (62.6)     (16.3)     (39.6)     (57.0)          ---

   60.4%      61.4%      58.4%      55.2%      56.8%      60.0%          ---
   10.6%      10.9%      12.1%      11.8%      12.7%      11.8%          ---
   33.9%      33.0%      33.2%      33.8%      33.4%      32.6%          ---
  104.9%     105.3%     103.7%     100.8%     102.9%     104.4%          ---

  191.6      176.7      187.7      169.8      156.9      140.0           4.4%
   5.34       4.59       4.38       3.89       3.48       3.10           6.8%
   16.3%       4.8%      12.6%      11.8%      12.3%      16.1%          ---


  605.2      582.0      551.6      538.2      524.5      521.5           1.4%
1,216.1    1,148.9    1,061.5      979.3      929.4      790.9           6.9%
  350.0      335.1      308.5      273.1      242.0      190.4           8.7%

  643.4      465.8      531.6      452.1      442.4      452.5           8.6%
   38.1%    (12.4)%      17.6%       2.2%     (2.2)%      18.9%          ---

                       MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

      Net income increased 2.9% for 1995 to $99.7 million or $2.79 per share while the combined ratio increased by .2 points to 104.0%. Losses, loss adjustment expenses and underwriting expenses are all down in relation to last year, but the decline in premium caused the slight deterioration in the combined ratio. Net premiums written declined for the third straight year to $1.2 billion. The premium decline is attributable to the Corporation's continued repositioning strategy where coastal exposures are reduced, agents with insufficient premium volume are canceled, and states with poor regulatory or legal environments are avoided. During 1995, 448 agents were canceled accounting for more than $60 million in written premium. The largest decline in premium occurred in the general liability line of business with a 5.2% decline. The largest premium declines in individual states came in Pennsylvania with a $16.3 million decline and Florida with a $12.6 million decline. It is now felt that other than the State of Florida, our repositioning strategy is nearly complete. Barring any unforeseen challenges, a modest growth in premium is expected in 1996.

      In spite of decreasing premiums, the Company produced positive cash flows in 1995. Net cash used by operations was $74.7 million compared to cash generated of $45.7 million in 1994 and $34.1 million in 1993. The life reinsurance transaction caused a one time cash outflow of $142.2 million. Excluding this transaction, cash flows from operations would have been $67.5 million. Investing activities produced net cash of $169.3 million in 1995, up from $39.3 million in 1994 and $4.9 million in 1993. The increase in 1995 is due primarily to the closing of the life reinsurance transaction. Dividend payments were $54.3 million in 1995 compared to $52.6 million in 1994 and $51.1 million in 1993. Total cash used for financing activities was $85.0 million in 1995 compared to $86.8 million in 1994 and $66.7 million in 1993. Overall, total cash generated in 1995 was $9.6 million, versus net cash used of $1.8 million in 1994 and $27.6 million in 1993.

      The fourth quarter of 1995 yielded a combined ratio of 98.6%. During 1994, the Corporation achieved two quarters with combined ratios under 100%. These quality results demonstrate the effects of implementing our strategic plan and indicate that we are on the right path. Some of the other measurements that we feel demonstrate the positive direction we are taking include the inforce policies per employee, branch underwriting expense per employee, and the five-year average return on equity. An increase in inforce policies per employee indicates improved efficiency as we are able to handle greater volumes of business without additional labor expense. At December 31, 1995, inforce policies per employee as 412, up from 400 at December 31, 1994. Another key measure of operating efficiency is branch underwriting expense per policy. For the year 1995, this measure was $50 per policy compared to $51 in 1994, an indication that our branch consolidation efforts are proving beneficial.

      In order to evaluate corporate performance relative to shareholders' expectations, the Corporation calculates a five-year average return on equity. Net income and unrealized gains and losses on investments are included in the calculation to derive a total return. A five-year average is used to correspond to our planning horizon and emphasize consistent long term returns, not intermediate fluctuations. At December 31, 1995, our five-year average return on equity was exactly 16%. This equals our stated goal and represents an increase from the 12.8% average recorded last year. This surge in 1995 is primarily the result of the gain in our investment portfolio this year.

PROPERTY AND CASUALTY

      The midwestern states of Ohio, Indiana, Kentucky, Illinois, Tennessee and Missouri, as well as other key states, continue to be our marketing focal points. These states have traditionally provided our strongest base of profitability, a fact that has not escaped our competitors. As a result, competition for market share in this region continues to be formidable. To meet this intrusion, we have begun work on products designed for customers within this region. The first such program was introduced in 1995 and involved private
passenger automobile insurance for minivan owners.   The program has been
received well and is being introduced nationwide. A better understanding of the needs of our customers is enabling us to create products with a competitive price to attract new customers and grow our business.

      As part of this effort, we are developing rate of return models so that we can better assess the profitability of a market before we enter it and better manage profitability once established. Strategies are being developed on a state-by-state basis in order to more closely tailor our programs to the needs of the policyholder.

      In addition to identifying new markets, we are working to improve customer retention through improved service and better products thus leading to increased premium income and profitability. The renewed focus on our policyholders has increased policyholder retention from 82.7% in 1994 to 83.1% in 1995. Our goal is to achieve an 85% retention ratio. By retaining valued customers, the Corporation is able to improve premium volume while limiting the higher expense associated with new business underwriting.

      Property and casualty operating income was $92.5 million, $2.59 per share, in 1995 compared with $79.3 million, $2.20 per share, in 1994 and $53.5 million, $1.49 per share in 1993. Catastrophe losses in 1995 totaled $27.3 million compared with $36.6 million in 1994 and $33.1 million in 1993. The bulk of the 1995 losses occurred in the second quarter as a result of the severe hail storms in the South and Midwest. Catastrophe losses added 2.2 points to the combined ratio in 1995 compared with 2.8 points in 1994 and 2.4 points in 1993.

      Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $876.9 million at December 31, 1995 compared with $660.0 million at December 31, 1994 and $713.6 million at December 31, 1993. The increase in 1995 was due primarily to the unrealized gains in our investment portfolio. The decrease in 1994 was brought about by the Proposition 103 charge from California and the decline in bond values. The 1993 increase resulted primarily from statutory net income.

      The ratio of premiums written to statutory surplus has not exceeded 1.7 to 1 for any property and casualty company in The Ohio Casualty Group in any of the last three years. This ratio is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Corporation to grow by writing additional business. Ratios below 3 to 1 generally indicate additional capacity and financial strength.

      The National Association of Insurance Commissioners has developed a "Risk Based Capital" formula for property and casualty insurers and life insurers. The formulas are intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. Under the current formulas, all insurance companies in The Ohio Casualty Group have approximately twice the necessary capital.

PREMIUM DISTRIBUTIONS BY TOP STATES

                   1995     1994    1993
 New Jersey        18.1%    16.3%   15.1%
 Pennsylvania      10.0%    11.0%   13.0%
 Ohio               9.6%     9.7%    9.4%
 Kentucky           6.5%     6.4%    6.8%
 Illinois           5.1%     4.9%    5.2%


      The premium growth in New Jersey is being driven primarily by the private passenger auto line of business which grew 11.1% in 1995. New Jersey requires insurers to write all auto business that meets underwriting guidelines regardless of risk concentration. As a result, this state has grown to $226.5 million in net written premium for 1995, up from $209.4 million last year. Of this amount, 49.5% is in the private passenger auto line of business.

PREMIUM FINANCE

      Premium finance operating income amounted to $.7 million in 1995 and 1994 compared with $.8 million in 1993. Revenues were again down due to repositioning and the movement away from premium financing to our commercial lines direct billing system.

COMBINED RATIOS

                                        1995         1994         1993        1992        1991
=================================================================================================
 Automobile                             103.9%       101.9%       103.5%     101.0%      102.3%
 Commerical Multiple Peril, Fire
    and Inland Marine                   105.7%       108.6%       124.2%     118.2%      101.8%
 General Liability                      105.3%        90.3%       120.6%      83.3%       92.9%
 Workers' Compensation                   93.7%        87.8%       111.3%     130.0%      120.4%
 Homeowners                             113.7%       135.7%       118.0%     118.9%      113.3%
 Fidelity and Surety                     84.5%        72.8%        79.1%      99.0%       86.0%
-------------------------------------------------------------------------------------------------
              Total                     104.0%       103.8%       110.3%     108.0%      104.9%
=================================================================================================



DISCONTINUED OPERATIONS

      During 1995, the Corporation's life operations were discontinued. We found it increasingly difficult to achieve our required 16% rate of return in this segment of our business. After extensive analysis, it was determined that a 16% return could not be achieved without extensive capital contributions and a dramatic overhaul of the life operations. Since this was a small segment of our overall business, it was decided that this would not be a prudent use of our capital. Therefore, on October 2, 1995, the Corporation signed the final documents to reinsure the existing blocks of business and enter a marketing agreement with Great Southern Life Insurance Company. This will provide our agents and policyholders access to quality life insurance products to meet their financial needs. The existing blocks of business were reinsured through a 100% coinsurance arrangement. As of December 31, 1995, $16.7 million of the net ceding commission from the transaction remains unamortized. This will be amortized into income over the expected life of the underlying reinsured policies, in this case, 15 years. An assumption is scheduled for January 1, 1997 whereby Great Southern will legally replace Ohio Life as the primary carrier on these policies at which time the remaining unamortized gain will be recognized. Net income from discontinued operations amounted to $4.4 million or $.12 per share in 1995 compared with $5.9 million or $.16 per share in 1994 and $6.8 million or $.19 per share in 1993.

REINSURANCE

      In order to preserve capital and shareholder value, Ohio Casualty Corporation purchases reinsurance to protect the Corporation against large or catastrophic losses. The reinsurance program remains the same in 1996 as it was in 1995. Three separate reinsurance programs have been established to protect the Corporation. The Property Per Risk contract covers Ohio Casualty in the event that an insured sustains a property loss in excess of $1.0 million in a single insured event. The Casualty Per Occurrence contract covers the Corporation in the event that an insured sustains a liability loss in excess of $1.0 million in a single insured event. On both of these contracts, Ohio Casualty pays the first $1.0 million in losses. Property reinsurance covers $7.0 million in excess of the retention. Casualty reinsurance covers $11.0 million in excess of the retention; and workers' compensation reinsurance covers $23.0 million in excess of the retention.

      The Catastrophe Reinsurance contract protects the Corporation against an accumulation of losses arising from one defined catastrophic occurrence or series of events. The Corporation is responsible for the first $25.0 million and approximately 10% of losses between $25.0 million and $150.0 million. The reinsurers cover the other portion. If losses from a single catastrophe were to exceed $150.0 million, the Corporation would be responsible for the excess. Starting in 1995, reinsurers also cover 20% of the next $50.0 million in excess of $150.0 million for catastrophe losses in New Jersey. Over the last twenty years, there were two events that triggered coverage under our catastrophe contract. Losses and loss adjustment expenses from the Oakland fires in 1991 and Hurricane Andrew in 1992 totaled $31.1 million and $28.5 million, respectively. Both of these losses exceeded our prior retention amount of $13.0 million. The Corporation recovered $29.7 million from reinsurers as a result of these events. Our reinsurance limits are designed to cover our exposure to an event expected to occur once every 300 years.

      Since the Corporation's reinsurance protection is an important component in our financial plan, we closely monitor the financial health of each of our reinsurers. Twice annually, financial statements are reviewed and various ratios calculated to identify reinsurers who have ceased to meet our high standards of financial strength. If any reinsurers fail these tests, they are removed from the program at renewal.

LOSS AND LOSS ADJUSTMENT EXPENSES

      The Corporation's largest liabilities are the reserves for losses and loss adjustment expenses. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. These reserves amounted to $1.6 billion at December 31, 1995. As claims are paid, the related reserves are closed and any under-or over-estimation of the claim reserve is closed to net income at that time.

      In 1994, the Corporation began piloting the direct reporting of claims from our insureds. In the event of loss, the insured calls an 800 number to report the claim. Instead of getting back to the claimant in 24 or 48 hours, the claims supervisor immediately establishes a conference call with the claims adjuster. By offering immediate service, the Corporation hopes to control and even decrease loss costs. By year-end, approximately 30% of our claims were being reported this way.

      In recent years, environmental liability claims have expanded greatly in the insurance industry. Fortunately, Ohio Casualty has a substantially different mix of business than the industry. We have historically written small commercial accounts, and have not attracted significant manufacturing liability coverage. As a result, our environmental liability claims are substantially below the industry average. Our liability business reflected our current mix of approximately 68% contractors, 13% building/premises, 15% mercantile and only 4% manufacturers. Within the manufacturing category, we have concentrated on the light manufacturers which further limits our exposure to environmental claims. The Corporation continues to closely monitor its exposure to this type of claim. Based on this examination, an estimated liability of $14.4 million was established at year end 1995 compared with $10.4 million at year end 1994 and $13.2 million at the end of 1993. Approximately $4.5 million in reserves are for asbestos claims. The remainder are primarily for pre-1985 pollution claims. These loss estimates are based on the currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is some uncertainty as to the ultimate liability. The Corporation's insurance subsidiaries change their pollution exclusion policy language between 1985 and 1987 to effectively eliminate these coverages.

CALIFORNIA WITHDRAWAL

      On June 15, 1992, the Corporation announced its intention to withdraw its business operations from California due to the lack of profitability and the difficult regulatory environment. In December 1992, the Corporation stopped writing business in California and filed a withdrawal plan with the California Department of Insurance.

      Under the terms of the plan, The Ohio Casualty Insurance Company, Ohio Security Insurance Company, and West American Insurance Company would withdraw from California, leaving American Fire and Casualty Company licensed to wind down the affairs of the Group. Also, the plan required the withdrawing companies to transfer their California liabilities to American Fire and Casualty Company along with assets to secure those liabilities. In April 1995, the California Department of Insurance gave final approval for withdrawal and the Corporation implemented the withdrawal plan. Proposition 103 was passed in the State of California in 1988 in an attempt to legislate premium rates for that state. Based on previous statements by the California Department of Insurance and the Corporation's lack of profitability in the state, it was concluded that no significant liability for premium rollbacks existed.
However, at the end of 1994, and again in 1995, the State of California billed the Corporation for varying amounts. To date, the Corporation has received three billings and one set of written testimony from the State, each asserting a different liability. The most current indication of the State's position is the filed written testimony of the State's expert witness indicating the Corporation should not be required to pay in excess of $42.1 million plus interest as a Proposition 103 assessment. Our current reserve of $70.2 million is based on this testimony. Reserving for this alleged liability negatively impacted net income by $14.9 million or $.42 per share in 1995 and $30.7 million or $.85 per share in 1994. The Corporation continues to challenge the validity of any rollback and plans to continue negotiations with Department officials.

INVESTMENTS

      Consolidated pre-tax investment income from continuing operations increased 1.3% to $188.1 million in 1995 from $185.7 million in 1994. This compares with $192.5 million in 1993. On an after-tax basis, investment income decreased to $138.4 million in 1995 from $142.5 million in 1994. After-tax investment income in 1993 amounted to $149.9 million. Investment income growth over the past few years has been negatively affected by the reduction of cash available for investment. The main reason for this reduction is the decline in written premium precipitated by our strategic repositioning. In addition, our share repurchase program has reduced our cash available for other investments.

      At year end 1995, consolidated investments had a carrying value of $3.1 billion. The excess of market value over cost was $465.9 million, compared with a $104.9 million excess at year end 1994 and $367.0 million at year end 1993. This substantial increase in market value is attributable to the strong performance of our stock and bond portfolios during 1995. After-tax realized investment gains from continuing operations amounted to $4.0 million in 1995 compared with a $14.2 million gain in 1994 and $30.5 million in 1993.

      We continue to have no position in futures, forwards, swaps, caps, floors, or similar derivative instruments as defined by Statement of Financial Accounting Standards No. 119. As of December 31, 1995, Ohio Casualty maintains a $403.1 million mortgage-backed securities portfolio compared with $597.6 million at December 31, 1994. The majority of these bonds are less volatile planned amortization class and sequential structures. About $27.8 million of this portfolio is invested in more volatile bond classes (e.g. interest-only, super-floaters, inverses). In 1995, funds from sales of these securities and mortgage prepayments were reinvested in other asset classes, particularly municipal bonds.

      Ohio Casualty's fixed income strategy has been to maintain a portfolio with laddered maturity structure and a five-year duration. We believe that our portfolio structure and targeted duration continue to be appropriate for our insurance business. Further, we do not try to time the financial markets. Instead, we believe it prudent to remain fully invested at all times, subject only to our liquidity needs.

      Tax exempt bonds were 37.3% of the fixed income portfolio at year end 1995. This compares with 27.7% at December 31, 1994. Our greater allocation to this asset class reflects our internal tax planning strategy as well as our belief that municipals are currently attractive relative to taxable alternatives at intermediate maturities.

      Our commitment to a diversified, growth-oriented equity portfolio remains unchanged. Equity investments have increased as a percentage of our consolidated portfolio from 17.1% in 1994 to 21.4% at year end 1995. This increase is attributable to market appreciation of existing investments as opposed to commitment of new funds.

      In 1994, the Corporation implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the classification of security investments into three categories: held to maturity, trading and available for sale. The Corporation has elected to place all of our fixed income holdings in the available-for-sale category. Therefore, all of our bond investments are now valued at market for balance sheet purposes.

      During 1995, Ohio Casualty Corporation purchased 613,900 shares of its common stock at a cost of $20.9 million compared with 50,000 shares for $1.4 million in 1994. The Corporation is currently authorized to repurchase 2.3 million additional shares of its common stock to be held as treasury shares for stock options or other general corporate purposes. Since the beginning of 1987, we have repurchased over 10.4 million shares at an average cost of less than $22 per share. We believe that when the market value of our stock fails to reflect the prospects of our operations, repurchasing shares is a prudent use of our capital. In the future, we intend to continue repurchasing shares when doing so makes economic sense for the Corporation and its shareholders.

                    Ohio Casualty Corporation & Subsidiaries
                           CONSOLIDATED BALANCE SHEET



December 31 (in thousands)                                             1995                     1994               1993
---------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed maturities:
      Available for sale, at fair value                             $ 2,407,853             $ 2,509,961        $        0
           (Cost:  2,276,150; 2,585,927; 0)
      Held to maturity, at amortized cost                                     0                       0         2,629,167
           (Fair Value:  0; 0; 2,807,850)
   Equity securities, at fair value                                     661,154                 520,025           492,232
           (Cost:  326,999; 337,814; 303,913)
   Short-term investments at cost                                        14,399                  13,550            16,176
                                                                    -----------              ----------         ---------
   Total investments                                                  3,083,406               3,043,536         3,137,575
Cash                                                                     23,883                  15,106            14,250
Premiums and other receivables                                          196,175                 199,167           200,687
Deferred policy acquisition costs                                       119,795                 165,633           168,835
Property and equipment                                                   43,846                  35,404            35,374
Reinsurance recoverable                                                 446,167                  87,748            94,074
Deferred income taxes                                                         0                 118,370            79,982
Other assets                                                             66,870                  73,992            85,976
                                                                      ---------               ---------         ---------
   Total assets                                                     $ 3,980,142             $ 3,738,956       $ 3,816,753
                                                                      =========               =========         =========

Liabilities
Insurance reserves:
   Unearned premiums                                                $   506,035             $   518,075           529,875
   Losses                                                             1,275,077               1,304,514         1,378,672
   Loss adjustment expenses                                             356,107                 367,309           390,617
   Future policy benefits                                               360,074                 352,400           318,719
Note payable                                                             60,000                  70,000           103,000
California Proposition 103 reserve                                       70,167                  47,278                 0
Deferred income taxes                                                     2,112                       0                 0
Other liabilities                                                       239,556                 228,590           233,532
                                                                      ---------               ---------         ---------
   Total liabilities                                                  2,869,128               2,888,166         2,954,415
                                                                      ---------               ---------         ---------

   Commitments and contingent liabilities (see Notes 1 and 8)

Shareholders' Equity
Common stock, $.125 par value                                             5,850                  5,850              2,925
   Authorized:  70,000,000 shares
   Issued shares:  46,803,872; 46,803,872; 23,401,936 (See Note 15)
Additional paid-in capital                                                3,422                  3,271              6,185
Unrealized gain (loss) on investments, net of applicable
   income taxes                                                         305,049                 69,610            124,284
Retained earnings                                                     1,030,468                985,068            940,774
Treasury stock, at cost                                                (233,775)              (213,009)          (211,830)
   (Shares:  11,407,745; 10,810,616; 5,386,924)
                                                                    ----------             -----------        -----------
   Total shareholders' equity                                         1,111,014                850,790            862,338
                                                                    -----------            ------------       -----------
   Total liabilities and shareholders' equity                       $ 3,980,142            $ 3,738,956        $ 3,816,753
                                                                    ===========            ===========        ===========




See notes to consolidated financial statements

                    Ohio Casualty Corporation & Subsidiaries
                        STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in thousands)               1995          1994          1993
                                                ------------  ------------  ------------
Premiums and finance charges earned             $  1,268,269  $  1,298,861  $  1,380,674
Investment income less expenses                      188,107       185,708       192,491
Investment gains (losses) realized, net                6,096        21,894        46,988
                                                ------------  ------------  ------------
     Total income                                  1,462,472     1,506,463     1,620,153

Losses and benefits for policyholders                774,282       799,295       894,661
Loss adjustment expenses                             128,099       130,100       163,939
General operating expenses                            89,970        82,418       100,810
Amortization of deferred policy
   acquisition costs                                 327,055       338,046       373,802
California Proposition 103 reserve                    22,889        47,278             0
                                                ------------  ------------  ------------
     Total expenses                                1,342,295     1,397,137     1,533,212

Income from continuing operations
    before income taxes                              120,177       109,326        86,941

Income taxes
   Current                                            23,514        26,948        22,576
   Deferred                                            1,300        (8,936)      (15,778)
                                                ------------  ------------  ------------
     Total income taxes                               24,814        18,012         6,798
                                                ------------  ------------  ------------

Income before cumulative effect of
   accounting changes & discontinued
   operations                                         95,363        91,314        80,143

Income from discontinued operations
   net of taxes of $4,345, $1,636 and
   $2,423 (see Note 17)                                4,372         5,896         6,842

Cumulative effect of accounting changes
   (see Notes 1B and 6)                                    0          (319)            0
                                                ------------  ------------  ------------

Net income                                      $     99,735  $     96,891  $     86,985
                                                ============  ============  ============

Average shares outstanding                            35,750        36,033        36,016
                                                ------------  ------------  ------------

Earnings per share:
   Income before cumulative effect of
      accounting changes & discontinued
      operations                                $       2.67  $       2.54  $       2.23

Income from discontinued operations
    per share                                           0.12          0.16          0.19

Cumulative effect of accounting changes
   per share                                            0.00         (0.01)            0
                                                ------------  ------------  ------------

Net income per share                            $       2.79  $       2.69  $       2.42
                                                ============  ============  ============

See notes to consolidated financial statements

                   Ohio Casualty Corporation & Subsidiaries
                          STATEMENT OF CONSOLIDATED
                             SHAREHOLDERS' EQUITY

                                                          Additional     Unrealized                                       Total
                                                Common     paid-in       gain (loss)       Retained     Treasury      shareholders'
                                                Stock     capital       on investments     earnings       stock           equity
                                                ------    ---------     --------------     --------     --------      --------------
(in thousands)
Balance, January 1, 1993                       $  2,925   $ 6,185       $ 124,477       $   904,067     $ (212,448)   $  825,206
Unrealized loss                                                              (283)                                          (283)
Deferred income tax on
  net unrealized loss                                                          90                                             90
Net issuance of treasury
    stock under stock option
    plan and by charitable
    donation  (42,832 shares)                                                                   867            618         1,485
Net income                                                                                   86,985                       86,985
Cash dividends paid                                                                         (51,145)                     (51,145)
    ($1.42 per share)                          --------  --------       ---------       -----------      ---------    ----------
Balance
December 31, 1993                              $  2,925   $ 6,185       $ 124,284       $   940,774     $ (211,830)   $  862,338

Cumulative effect of
     accounting change, net
     of applicable taxes                                                  116,144                                        116,144
Unrealized loss                                                          (262,117)                                      (262,117)
Deferred income tax on
     net unrealized loss                                                   91,299                                         91,299
Net issuance of treasury
      stock under stock option
      plan and by charitable
      donation (13,232 shares)                                 11                                              233           244
Repurchase of treasury
     stock (50,000 shares)                                                                                  (1,412)       (1,412)
Net income                                                                                   96,891                       96,891
Cash dividends paid
     ($1.46 per share)                                                                      (52,597)                     (52,597)
Stock split (April 22, 1994)                      2,925    (2,925)                                                             0
                                               --------  --------       ---------       -----------      ---------    ----------
Balance,
December 31, 1994                              $  5,850  $  3,271       $  69,610       $   985,068     $ (213,009)   $  850,790

Unrealized gain                                                           360,372                                        360,372
Deferred income tax on
  net unrealized gain                                                    (124,933)                                      (124,933)
Net issuance of treasury
     stock under stock option                                                                                                  0
     plan and by charitable
     donation (16,771 shares)                                 151                                              427           578
Repurchase of treasury
     stock (613,900 shares)                                                                                (21,193)      (21,193)
Net income                                                                                   99,735                       99,735
Cash dividends paid
     ($1.52 per share)                                                                      (54,335)                     (54,335)
                                               --------  --------       ---------       -----------      ---------    ----------
Balance,
December 31, 1995                              $  5,850  $  3,422       $ 305,049       $ 1,030,468     $ (233,775)   $1,111,014
                                               ========  ========       =========       ===========      =========    ==========

See notes to consolidated financial statements

                    Ohio Casualty Corporation & Subsidiaries
                      STATEMENT OF CONSOLIDATED CASH FLOWS


Year ended December 31 (in thousands)                 1995          1994            1993
                                                  --------      --------        --------
Cash flows from:
  Operations
    Net income                                   $  99,735      $  96,891      $  86,985
    Adjustments to reconcile net income to
      cash from operations:
        Changes in:
          Insurance reserves                       116,397       (75,586)         65,455
          Income taxes                              (7,157)          557         (22,123)
          Premiums and other receivables             2,993         1,519          22,933
          Deferred policy acquisition costs         45,838         3,201          27,348
          Reinsurance recoverable                 (358,418)        6,326         (82,833)
          Other assets                             (11,387)      (12,408)        (13,580)
          Other liabilities                         14,577       (10,257)        (13,529)
          California Proposition 103 reserves       21,353        47,278               0
        Depreciation and amortization               12,600        11,123          13,278
        Investment (gains) losses                  (11,199)      (23,225)        (49,806)
        Cumulative effect of accounting changes          0           319               0
                                                  --------      --------        --------
          Net cash from operations                 (74,668)       45,738          34,128

Investing
  Purchase of securities:
    Fixed income securities
      Available for sale                          (944,077)     (821,413)              0
      Held to maturity                                   0             0        (816,673)
    Equity securities                              (86,517)     (116,852)       (148,958)
  Proceeds from sales:
    Fixed income securities
      Available for sale                           929,890       699,383               0
      Held to maturity                                   0             0         548,782
    Equity securities                               89,771        83,226          99,082
  Proceeds from maturities and calls:
    Fixed income securities
      Available for sale                           132,572       165,835               0
      Held to maturity                                   0             0         300,617
    Equity securities                               47,605        29,078          22,058
                                                  --------      --------        --------
      Net cash from investments                    169,244        39,257           4,908

Financing
  Note payable repayment                           (10,000)      (33,000)        (17,000)
  Proceeds from exercise of stock options              578           244           1,485
  Purchase of treasury stock                       (21,193)       (1,412)              0
  Dividends paid to shareholders                   (54,335)      (52,597)        (51,145)
                                                  --------      --------        --------
    Net cash from financing                        (84,950)      (86,765)        (66,660)


Net change in cash and cash equivalents              9,626        (1,770)        (27,624)
Cash and cash equivalents, beginning of year        28,656        30,426          58,050
                                                  --------      --------        --------
Cash and cash equivalents, end of year            $ 38,282      $ 28,656        $ 30,426
                                                  ========      ========        ========


See notes to consolidated financial statements

                   OHIO CASUALTY CORPORATION & SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  1  --  ACCOUNTING POLICIES

A. The consolidated financial statements have been prepared on the basis of generally accepted accounting principles and include the accounts of Ohio Casualty Corporation and its subsidiaries. All significant inter-company transactions have been eliminated. All dollar amounts except share and per share data are in thousands of dollars.

B. Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of SFAS No. 115 investment securities should be classified upon acquisition into one of the following categories:

      (1)  held to maturity securities
      (2)  trading securities
      (3)  available for sale securities

    Available for sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred tax. Equity securities are carried at quoted market values and include non-redeemable preferred stocks and common stocks. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available.

    Prior to adoption of SFAS No. 115, securities purchased, where the Corporation had both the intent and ability to hold to maturity, were recorded at cost adjusted for accumulated amortization of premium and accretion of discount. Securities purchased for trading purposes are immaterial and are not presented separately in the Income Statement and the Balance Sheet.

    As of January 1, 1994, the majority of fixed maturity investments, including bonds, notes and redeemable preferred stock, were reclassified as "available for sale". This necessitated them being marked to market. This accounting change resulted in an increase to shareholder's equity of $116,100 net of tax as of January 1, 1994 and had an immaterial effect on net income.

    Short-term investments include commercial paper and notes with original maturities of 90 days or less and are stated at cost or amortized cost which approximates market. Short-term investments are deemed to be cash equivalents.

    Realized gains or losses on disposition of investments are determined on the basis of specific cost of investments.

C. Property and casualty insurance premiums are earned principally on a monthly pro rata basis over the term of the policy; the premiums applicable to the unexpired terms of the policies are included in unearned premium reserve.

D. Acquisition costs incurred at policy issuance net of applicable ceding commissions are deferred and amortized over the term of the policy for property and casualty insurance, over the estimated life in proportion to future profits of universal life type contracts and over the estimated premium paying period for other life insurance contracts. Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts, including anticipated investment income.

E. The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. The methods of making such estimates are continually reviewed and updated, and any resulting adjustments are reflected in earnings currently.



                                          1995         1994          1993
                                       ----------   ----------    ----------
 Balance as of January 1, net of
    reinsurance recoverables of
    $65,336, $75,738 and  $80,114      $1,606,487   $1,693,551    $1,673,868
 Incurred related to:
    Current year                        1,008,321    1,084,072     1,131,055
    Prior years                          (104,998)    (153,717)      (71,799)
                                       ----------   ----------    ----------
                                          903,323      930,355     1,059,256

 Paid related to:
    Current year                          444,558      483,129       477,777
    Prior years                           508,187      534,290       561,796
                                       ----------   ----------    ----------
 Total paid                               952,745    1,017,419     1,039,573
 Balance as of December 31, net of
    reinsurance  recoverables of
    $74,119, $65,336 and $75,738       $1,557,065   $1,606,487    $1,693,551



    As a result of favorable development in estimates for insured events of prior years, the incurred related to prior years shows a negative development.

    Inflation has historically affected operating costs, premium revenues and investment yields as business expenses have increased over time. The long term effects of inflation are considered when estimating the ultimate liability for losses and loss adjustment expenses. The liability is based on historical loss development trends which are adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends. It is not adjusted to reflect the effect of discounting.


F. Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated environmental claims of $14,467, $10,400 and $13,200 were included in loss and loss adjustment expense reserves for 1995, 1994 and 1993, respectively.

G. The following table presents catastrophe losses incurred and the respective impact on the loss ratio:



                       1995          1994           1993
 Incurred losses     $27,277        $36,618       $33,149
 Loss ratio              2.2%           2.8%          2.4%
 effect


    The effect of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns could have a material adverse impact on the Corporation's results.

H. Liabilities for future policy benefits are computed based on contract terms and issue date using interest rates ranging from 4 1/2% to 8 3/4%, select and ultimate mortality experience and industry withdrawal experience. Interest rates on $293,732 of such liabilities in 1995, $287,190 in 1994 and $264,945 in 1993 are periodically adjusted based on market conditions. Fair value is determined by discounting cash flows at current market interest rates.

I. Deferred income taxes result from temporary differences between financial and taxable income.

J. Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets.

K. The Corporation's primary products consist of insurance for: personal auto, commercial property, homeowners, workers' compensation and other miscellaneous lines. Ohio Casualty operates through the independent agency system in 38 states. During 1995, the Corporation had $1,268,269 in revenue. Of net premiums written, approximately 18.1% was generated in the State of New Jersey, 10.0% in Pennsylvania and 9.6% in Ohio. The insurance industry is subject to heavy regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

L. Net income per share of common stock is based on the weighted average number of shares outstanding during the period. Dilution arising from stock options is insignificant.

M. The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 1995 approximately $116,275 of retained earnings are not subject to restriction or prior dividend approval requirements.

N. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2  --  INVESTMENTS

Investment income is summarized as follows:


                              1995        1994         1993
                          --------    --------     --------
Investment income from:
   Fixed maturities       $177,621    $176,975     $184,951
   Equity securities        14,721      13,868       13,745
   Short-term securities     3,096       1,852        1,213
                          --------    --------     --------
Total investment income    195,438     192,695      199,909
Investment expenses          7,331       6,987        7,418
                          --------    --------     --------
Net investment income     $188,107    $185,708     $192,491
                          ========    ========     ========



    Realized and unrealized gains (losses) on investments in securities are summarized as follows:


                                 1995        1994         1993
                             --------    --------     --------
Realized gains (losses):
   Fixed maturities          $ (8,104)   $  8,406     $ 17,023
   Equity securities           16,913       9,268       26,467
   Other investments           (2,713)      4,220        3,498
                             --------    --------     --------
                             $  6,096    $ 21,894     $ 46,988
                             ========    ========     ========
Unrealized gains (losses):
   Securities               $ 360,372   $(262,117)    $   (283)
   Deferred tax              (125,746)     91,299           90
   Cumulative effect of
      accounting changes            0     116,144            0
                             --------    --------     --------
                            $ 234,626   $ (54,674)    $   (193)
                             ========    ========     ========



    The amortized cost and estimated market values of investments in debt and equity securities are as follows:

                                                  Gross       Gross   Estimated
                                Amortized    Unrealized  Unrealized        Fair
                                     Cost         Gains      Losses       Value
1995
------------------------------------------  ----------  ----------   ----------
Securities available
  for sale:
  U.S. Government               $  110,628   $   5,864    $     (5)  $  116,487
  States, municipalities
    and political
    subdivisions                   845,729      52,796         (59)     898,466
Debt securities issued
    by foreign
    governments                      3,000         423           0        3,423
Corporate securities               927,375      66,309      (7,285)     986,398
Mortgage-backed
    securities:
    U.S. Government
     Agency                        168,219       7,556      (5,581)     170,193
    Other                          221,199      18,281      (6,594)     232,886
                                ----------  ----------  ----------   ----------
Total fixed maturities           2,276,150     151,229     (19,524)   2,407,853
Equity securities                  326,999     336,130      (1,974)     661,154
Short-term investments              14,399           0           0       14,399
                                ----------  ----------  ----------   ----------
Total securities,
    available for sale          $2,617,548    $487,359    $(21,498)  $3,083,406
                                ==========  ==========  ==========   ==========



                                                Gross       Gross    Estimated
                               Amortized   Unrealized  Unrealized         Fair
1994                                Cost        Gains      Losses        Value
----------------------------   ---------   ----------  ----------    ---------
Securities available
  for sale
 U.S. Government              $   89,565   $      313   $  (1,838) $   88,040
 States, municipalities
  and political
  subdivisions                   678,915       23,366      (7,961)    694,320
 Debt securities issued
  by foreign
  governments                     39,379          188      (1,502)     38,065
Corporate securities           1,140,432        6,904     (55,398)  1,091,938
Mortgage-backed
  securities:
  U.S. Government
   Agency                        397,486        1,540     (27,135)    371,891
  Other                          240,910           59     (15,262)    225,707
                              ----------   ----------   ---------  ----------
Total fixed maturities         2,586,687       32,370    (109,096)  2,509,961
Equity securities                337,814      202,501     (20,290)    520,025

Short-term investments            13,550            0           0      13,550
                              ----------   ----------   ---------  ----------
Total securities              $2,938,051   $  234,871   $(129,386) $3,043,536
                              ==========   ==========   =========  ==========





                                                Gross       Gross    Estimated
                               Amortized   Unrealized  Unrealized         Fair
1993                                Cost        Gains      Losses        Value
----------------------------------------   ----------  ----------    ---------
Securities held
  to maturity:
  U.S. Government             $  102,918     $ 6,712   $      (8) $   109,622
  States, municipalities
    and political
    subdivisions               1,109,375     102,785        (133)   1,212,027
  Debt securities
    issued by foreign
    governments                        0           0           0            0
  Corporate securities           839,877      57,351      (2,768)     894,460
  Mortgage-backed
    securities:
    U.S. Government
      Agency                     448,787      15,604        (842)     463,549

    Other                        128,210         257        (275)     128,192
                              ----------   ----------   ---------  ----------
Total fixed maturity           2,629,167     182,709      (4,026)   2,807,850
Equity securities                303,913     195,195      (6,876)     492,232
Short-term
  investments                     16,176           0           0       16,176
                              ----------   ----------   ---------  ----------
Total securities              $2,949,256    $377,904    $(10,902)  $3,316,258
                              ==========   ==========   =========  ==========


    The amortized cost and estimated fair value of debt securities at December 31, 1995 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Estimated
                                    Amortized        Fair
                                         Cost       Value
                                    ---------   ---------
 Due in one year or less            $76,627       $78,200
 Due after one year through
   five years                       376,390       396,648
 Due after five years through
   ten years                        772,374       828,995
 Due after ten years                661,341       700,931


 Mortgage-backed securities:
   U.S. Government Agency           168,219       170,193
   Other                            221,199       232,886
                                 ----------    ----------
 Total fixed maturities          $2,276,150    $2,407,853
                                 ==========    ==========


    Certain securities were determined to have other than temporary declines in book value and were written down through realized investment losses. Total write-downs were $26,290, $19,030 and $21,513 during 1995, 1994 and 1993, respectively, representing a reduction in value of $9,696, $6,910 and $13,342 on fixed maturities and $16,595, $12,120 and $8,171 on equity securities.

    Proceeds from maturities and sales of investments in debt securities during 1995, 1994 and 1993 were $1,223,943, $865,218 and $849,399, respectively.
Gross gains of $20,834, $21,694 and $33,447 and gross losses of $24,500, $13,276 and $13,801 were realized in those maturities and sales in 1995, 1994 and 1993, respectively.

    Covered call options are written on stocks and bonds in the investment portfolio. As a writer of options, a premium is received at the outset with the risk of losing the appreciation if the price of the underlying financial instrument rises above the option strike price. There were no options on stock outstanding at December 31, 1995, 1994 or 1993. There were no options on bonds outstanding at December 31, 1995, 1994 or 1993.

    Market values of securities can fluctuate greatly in the near term based on such factors as: interest rates, unemployment rates, inflation, monetary policy and general economic conditions.


NOTE 3  -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments:


                                    CARRYING         FAIR
 1995                                 AMOUNT        VALUE
                                    --------        -----
 ASSETS
    CASH AND CASH EQUIVALENTS       $   38,282    $   38,282
    SECURITIES - AVAILABLE FOR
    SALE                             3,069,007     3,069,007


 LIABILITIES
    FUTURE POLICY BENEFITS          $  360,074     $ 360,074
    LONG-TERM DEBT                      60,000        60,000



                                    Carrying         Fair
 1994                                 Amount        Value
                                    --------      -------
 Assets
    Cash and cash equivalents       $   28,656    $   28,656
    Securities - available for
    sale                             3,029,986     3,029,986


 Liabilities
    Future policy benefits          $  352,400    $  352,004
    Long-term debt                      70,000        70,000




                                    Carrying         Fair
 1993                                 Amount        Value
 Assets                             --------        -----
    Cash and cash equivalents       $   30,426    $   30,426
    Securities -- held to
    maturity                         3,121,399     3,300,082


 Liabilities
    Future policy benefits          $  318,719    $  320,576
    Long-term debt                     103,000       103,000




    See footnote 1 for disclosure related to fair value determination.


NOTE 4  --  DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs are summarized as follows:

                                       1995        1994        1993
                                     --------    --------    --------
 Deferred, January 1                 $165,633    $168,835    $196,183
                                     --------    --------    --------
 Additions:
 Commissions and brokerage            204,594     212,878     218,490
 Salaries and employee benefits        43,867      49,937      60,457
 Other                                 73,090      75,659      71,324
                                     --------    --------    --------
 Deferral of expense                  321,551     338,474     350,271
                                     --------    --------    --------
 Amortization to expense
    Discontinued operations            40,333       3,630       3,817
    Continuing operations             327,056     338,046     373,802
                                     --------    --------    --------
 Deferred, December 31               $119,795    $165,633    $168,835
                                     ========    ========    ========

    The above schedule includes deferred policy acquisition costs for discontinued life insurance operations of $(13,535), $24,749 and $25,441 as of 1995, 1994 and 1993, respectively. See Note 17 for additional information regarding discontinued operations.

NOTE 5  --  INCOME TAX

The effective income tax rate is less than the statutory corporate tax rate of 35% for 1995, 1994 and 1993 for the following reasons:

                             1995        1994         1993
                            -------     -------     --------
Tax at statutory rate       $42,062     $38,264     $ 30,429
Tax exempt interest         (16,150)    (17,282)     (20,739)
Dividends received
   deduction (DRD)           (3,446)     (3,472)      (3,352)

Proration of DRD and tax
   exempt interest            3,319       9,544       10,855
Miscellaneous                  (971)     (9,042)     (10,395)
                            -------     -------     --------
   Actual Tax               $24,814     $18,012     $  6,798
                            =======     =======     ========

    Tax years 1990 through 1992 are being examined by The Internal Revenue Service. Management believes there will not be a significant impact on the financial position or results of operations of the Corporation as a result of this audit.

    The significant components of deferred federal income tax
(benefit)/obligation are as follows:

                               1995        1994        1993
                              --------    -------     --------
Deferred tax
 (benefit)/obligation
 exclusion of components
 listed below                 $  1,300    $(8,937)    $(14,513)
Effect of change in tax rate         0          0       (1,265)
                              --------    -------     --------
Net deferred tax
 (benefit)/obligation         $  1,300    $(8,937)    $(15,778)
                              ========    =======     ========

    The components of the net deferred tax asset (liability) were as follows:

                             1995        1994        1993
                           --------   --------    --------
Unearned premium proration $ 34,823   $ 35,805   $  36,590
Accrued expenses             64,658     54,667      40,549
Postretirement benefits      26,331     25,118      23,450

Discounted loss and loss
  expense reserves           88,589     95,295     102,155
                           --------   --------    --------
Total deferred tax assets   214,401    210,885     202,744
Deferred policy acquisition
  costs                     (53,616)   (55,363)    (56,850)
Unrealized gains on
  investments              (162,897)   (37,152)    (65,912)
                           --------   --------    --------
Total deferred tax
liabilities                (216,513)   (92,515)   (122,762)
                           --------   --------    --------
Net deferred tax asset
(liability)               $  (2,112)  $118,370   $  79,982
                           ========   ========    ========

    Taxes paid amounted to $37,346 in 1995, $17,886 in 1994 and $30,833 in
1993. Although realization of deferred assets is not assured, estimates indicate that current levels of taxable income will comfortably support the realization of the net deferred tax asset in future years. As such, no valuation allowance has been recorded. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE 6  -- EMPLOYEE BENEFITS

The Corporation has a non-contributory defined benefit retirement plan and contributory health care, life and disability insurance and savings plans covering substantially all employees. Benefit expenses are as follows:


                          1995        1994        1993
                         --------    --------     -------
Employee benefit costs:
   Retirement            $ (1,689)   $   (731)    $(1,875)
   Health Care             13,339      15,517      16,665
   Life and disability
     insurance                594         740         761
   Savings plan             2,586       2,685       2,773
                         --------    --------     -------
                         $ 14,830    $ 18,211     $18,324
                         ========    ========     =======

    The pension benefit is determined as follows:


                               1995        1994       1993
                              -------    --------   --------
Service cost-benefits earned
   during the year            $ 5,701    $  6,077   $  5,726
Interest cost on projected
   benefit obligation          13,262      12,404     12,322
Actual return on plan
   assets                     (34,448)     (3,785)   (15,852)
Amortization of
unrecognized  net asset
   existing at January 1       13,796     (15,427)    (4,071)
                              -------    --------   --------
Net pension benefit           $(1,689)   $   (731)  $ (1,875)
                              =======    ========   ========

    Pension plan funding at December 31:


                                 1995        1994        1993
                               --------    --------    --------
 Plan assets at fair value
    (primarily fixed income
    and equity securities)     $217,274    $193,010    $198,905
                               --------    --------    --------
 Plan benefit obligations:
  Vested benefits               157,371     141,353     145,672
  Non-vested benefits             3,046       2,710       2,912
  Future benefits due to salary
    increases                    30,591      26,685      27,119
                               --------    --------    --------
     Total                      191,008     170,748     175,703
                               --------    --------    --------
 Excess plan assets over
  obligations                  $ 26,266    $ 22,262    $ 23,202
                               ========    ========    ========
 Unrecognized net gain (loss)  $ (3,082)   $ (8,356)   $ (9,276)
 Unrecognized net assets         21,119      24,136      27,153
 Unrecognized prior service cost   (624)       (683)     (1,108)
 Expected long-term return on
  plan assets                      8.50%       9.00%       8.25%
 Discount rate on plan benefit
  obligations                      7.50%       8.00%       7.25%
 Expected future rate of salary
  increases                        5.25%       5.75%       4.75%

    Pension benefits are based on service years and average compensation using the five highest consecutive years of earnings in the last decade of employment. The pension plan measurement date is October 1 for 1995 and December 31 for 1994 and 1993. The measurement date was changed in 1995 to allow for more timely actuarial calculations. The maximum pension expense deductible for income tax purposes has been funded. Plan assets at December 31, 1995 include $32,637 of the Corporation's common stock at market value.

    Employee contributions to the health care plan have been established as a flat dollar amount with periodic assessment in the future. The health care plan is unfunded.

    Accrued postretirement benefit liability at December 31:

                              1995        1994         1993
                            ---------   ---------    ---------
Accumulated postretirement
  benefit obligation        $(71,519)   $(72,695)    $(81,575)
Unrecognized net loss(gain)   (2,481)        695      14,575
                            ---------   ---------    ---------
Accrued postretirement
  benefit cost              $(74,000)   $(72,000)    $(67,000)
                            =========   =========    =========


    Postretirement benefit cost at December 31:

                             1995        1994       1993
                            ------      ------     ------
Service cost                $1,883      $2,423     $2,325
Interest cost                5,144       5,368      6,247
Amortization of loss             0          45        135
Net periodic                ------      ------     ------
  postretirement benefit
  cost                      $7,027      $7,836     $8,707
                            ======      ======     ======


    Postretirement benefit rate assumptions at December 31:

                               1995        1994        1993
                              -----       -----       -----
Medical trend rate             10%          11%         11%
Dental trend rate               8%           9%          9%
Ultimate health care trend
  rate                          5%           5%          5%
Discount rate                 8.0%        7.25%       7.25%


    The postretirement plan measurement date is October 1 for 1995 and December 31 for 1994 and 1993. The measurement date was changed in 1995 to allow for more timely actuarial calculations.

    Increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $9,616 and increase the postretirement benefit cost for 1995 by $1,546.

    In 1994 the Corporation's health care plan was changed from an indemnity plan to a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Benefit costs are accrued based on actuarial projections of future payments. There are currently 3,456 active employees and 1,301 retired employees covered by these plans.

    Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested in Corporation stock purchased on the open market by trustees of the plan.

    In the first quarter of 1994, the Corporation adopted the provisions of SFAS 112, "Employers Accounting for Post-Employment Benefits." The effect of this accounting change in 1994 was a $644 after-tax reduction in net income.


NOTE 7  --  STOCK OPTIONS

The Corporation is authorized under provisions of the 1993 Stock Incentive Program to grant options to purchase 800,000 shares of the Corporation's common stock to key executive employees and directors at a price not less than the fair market value of the shares on the dates the options are granted. The options granted may be either "Incentive Stock Options" or "Nonqualified Stock Options" as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options are exercisable at any time for five years from the date of grant. At December 31, 1995, 1,242,500 remaining options may be granted.

    In addition, the 1993 Stock Incentive Program provides for the grant of Stock Appreciation Rights in tandem with the stock options. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of stock options held. Option and appreciation rights range of prices in the following tables are for the three years presented. Transactions under the stock option plans were as follows:


                                   1995      1994      1993
1993 Stock Incentive Plan        -------   -------    -------
 Incentive Stock Options:

  Outstanding beginning of year   90,700    87,700    131,400
  Granted ($28.00 to $32.375
   per share)                     12,000    18,000     21,000
  Expired ($16.375 to $28.125
   per share)                          0         0     (2,800)
  Exercised ($13.625 to $32.75
   per share)                    (28,900)  (15,000)   (61,900)
  Outstanding end of year        -------   -------    -------
   ($28.00 to $32.375 per
   share)                         73,800    90,700     87,700
                                 =======   =======    =======

 Stock Appreciation Rights:
  Outstanding beginning of year   28,300    39,700     57,100
  Expired ($28.125 to $28.125
   per share)                          0         0     (2,800)
  Exercised ($13.625 to $28.125
   per share)                    (11,000)  (11,400)   (14,600)
  Outstanding end of year        -------   -------    -------
   ($13.625 to $29.75 per
   share)                         17,300    28,300     39,700
                                 =======   =======    =======
Restated for 2-for-1 stock split in 1994.


NOTE 8  --  REINSURANCE AND OTHER CONTINGENCIES

In the normal course of business, the Corporation seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurers or reinsurers. In the event that such reinsuring companies might be unable at some future date to meet their obligations under the reinsurance agreements in force, the Corporation would continue to have primary liability to policyholders for losses incurred. The following amounts are reflected in the financial statements as a result of reinsurance ceded:

                              1995        1994        1993
                              ----        ----        ----
Premiums earned              $41,012     $45,133     $43,696
Losses incurred               22,030       8,727      24,258
Reserve for unearned
premiums                       8,294       6,274       6,638
Reserve for losses and
  future policy benefits      74,794      54,727      61,970
Reserve for loss
  adjustment expenses         36,272      10,609      13,768

    Annuities are purchased from other insurers to pay certain claim settlements; should such insurers be unable to meet their obligations under the annuity contracts, the Corporation would be liable to claimants for remaining amount of annuities. The total amount of unpaid annuities was $24,300, $24,300 and $24,500 at December 31, 1995, 1994 and 1993, respectively.

    On October 2, 1995, as part of the transaction involving the reinsurance of the Ohio Life business to Employers' Reassurance Corporation, Ohio Casualty Insurance Company agreed to manage a $163,615 fixed income portfolio for Employers' Reassurance. The term of the agreement is seven years, terminating on October 2, 2002. There is no separate fee to Ohio Casualty for this investment management service. The agreement requires that Ohio Casualty pay an annual rate of 7.25% interest to Employers' Reassurance and maintain the market value of the account at $163,615. In the event the market value falls below this amount, Ohio Casualty is required to make up any deficiency. At the termination of the contract, any excess over $163,615 is payable to Ohio Casualty. At December 31, 1995, the market value of the account exceeded the $163,615 required balance by $2,497. The annual interest obligation of 7.25% was also being adequately serviced by the portfolio assets.

NOTE 9  --  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1995                  First    Second      Third     Fourth
---------------------------    ------      -----     ------
Premiums and
 finance charges
 earned            $322,063  $317,936   $317,165   $308,608
Net investment
 income              47,384    47,106     47,003     46,614
Investment gains
 (losses) realized      893    (1,904)      (430)     7,538
Income from
 continuing
 operations          14,406    25,543     10,275     45,139
Income from
 discontinued
 operations             706       366      2,942        358
Net income           15,112    25,909     13,217     45,497
Net income per
 share                 0.42      0.72       0.37       1.28


1994                  First    Second      Third     Fourth
---------------------------    ------      -----     ------
Premiums and
finance charges
 earned            $320,944  $322,489   $329,421   $326,006
Net investment
 income              46,663    46,388     46,743     45,914
Investment gains
 (losses) realized   14,043     3,540      7,360     (3,069)
Income from
 continuing
 operations           7,587    39,133     33,951     10,324
Income from
 discontinued
 operations           1,753     1,532         69      2,542
Net income            9,340    40,665     34,020     12,866
Net income per
 share                 0.26      1.13       0.94       0.36

    During the fourth quarter of 1994, an adjustment of $4,500 was made to eliminate the accrual for Alternative Minimum Tax liability, since the Corporation was no longer in an AMT position. Income was decreased in 1994 by $2,822 after tax due to a reduction in the basis for limited partnerships and by $30,731 after tax for California Proposition 103.










NOTE 10  --  INDUSTRY SEGMENT INFORMATION

                               1995         1994         1993
                               ----         ----         ----
Property and Casualty
Insurance
   Revenue               $1,456,242   $1,501,883   $1,614,578
   Income before taxes      121,741      112,796       89,721
   Identifiable assets    3,457,750    3,250,625    3,334,732

Premium Finance and Other
   Revenue                    6,230        4,580        5,574
   Loss before taxes         (1,564)      (3,470)      (2,780)
   Identifiable assets       26,939       69,392       95,969

Discontinued Operations (Life Insurance)
   Revenue                 (335,835)      52,187       49,623
   Income before taxes        8,717        7,532        9,265
   Identifiable assets      511,818      418,939      386,023

NOTE 11  --  STATUTORY ACCOUNTING INFORMATION

The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, required statutory reserves, assets not admitted for statutory reporting, California Proposition 103 reserve and deferred federal income taxes.

                              1995       1994        1993
                              ----       ----        ----
Property and Casualty
Insurance
  Statutory net income      $103,802   $126,419   $  99,137
  Statutory policyholders'
  surplus                    876,918    659,997     713,565
Life Insurance
  Statutory net income        38,981      2,780       2,860
  Statutory policyholders'
  surplus                     92,297     43,090      40,694

NOTE 12  --  BANK NOTE PAYABLE

In 1994, $70,000 was borrowed under a new credit facility to replace existing debt. The new term loan has a final maturity in 2001 with equal semi-annual installment payments of $5,000 beginning in April, 1995 and bears interest at a periodically adjustable rate. The interest rate was 6.58% at December 31, 1995. The interest rate is determined on various bases including prime rates, certificate of deposit rates and the London Interbank Offered Rate. Interest incurred on borrowings amounted to $4,474, $4,102 and $4,785 in 1995, 1994 and 1993, respectively. Under the loan agreement, statutory surplus is $401,918 in excess of the minimum amount required to be maintained at December 31, 1995.


NOTE 13  --  CALIFORNIA WITHDRAWAL

As a result of the lack of profitability and the difficult regulatory environment, the Corporation announced its intention to withdraw from business operation in California on June 15, 1992. In December 1992, the Corporation stopped writing business in California and filed a withdrawal plan with the California Department of Insurance. Under the terms of the plan, subsidiary American Fire and Casualty Company would wind down the affairs of the Group. In November 1994, the California Department of Insurance published the required notices of the withdrawal application. In April 1995, the California Department of Insurance gave final approval for withdrawal, and the Corporation implemented the withdrawal plan.

    Proposition 103 was passed in the State of California in 1988 in an attempt to legislate premium rates for that state. Even after considering investment income, total returns in California have been less than what would be considered "fair" by any reasonable standard. During the fourth quarter of 1994, the State of California billed the Corporation $59,867 for Proposition 103 assessment. In February 1995, California revised this billing to $47,278 due to California Senate Bill 905 which permits reduction of the rollback due to commissions and premium taxes paid. The billing was revised again in August of 1995 and at present the State has indicated the Corporation should not be required to pay in excess of $42,100 plus interest as a Proposition 103 assessment. As a result, the Corporation's reserve for this alleged liability is $70,167. The Corporation will continue to challenge the validity of any rollback and plans to continue negotiations with Department officials. It is uncertain when this will be resolved.


NOTE 14  --  SHAREHOLDER RIGHTS PLAN

On December 15, 1989 the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Common Share Purchase Right Expiring in 1999 for each outstanding share of common stock. Each right entitles the registered holder, under certain conditions, to purchase one share of common stock at a price of $75, subject to adjustment at the time rights become exercisable if a person or group acquires or announces its intention to acquire 20% or more of the common stock of the Corporation without the prior approval of the Board of Directors. The rights may be redeemed for one cent per right at any time prior to becoming exercisable.


NOTE 15  --  STOCK SPLIT

On February 17, 1994, the Board of Directors declared a stock split in which one share was distributed for each share outstanding. This 2 for 1 split pertained to shareholders of record on April 1, 1994. The result of the stock split increased issued shares from 23,401,936 to 46,803,872. All per share information presented reflects the stock split.


NOTE 16  --  PERMITTED STATUTORY ACCOUNTING PRACTICES

The Ohio Casualty Insurance Company, domiciled in Ohio, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Ohio Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

    The Company received written approval from the Ohio Insurance Department to have the California Proposition 103 liability reported as a direct charge to surplus and not included as a charge in the 1995 or 1994 statutory statement of operations.


NOTE 17  --  DISCONTINUED OPERATIONS (LIFE INSURANCE)

Discontinued operations include the operations of Ohio Life, a subsidiary of the Ohio Casualty Insurance Company.

    On October 2, 1995, the Company transferred its life insurance and related businesses through a 100% coinsurance arrangement to Employers' Reassurance Corporation and entered into an administrative and marketing agreement with Great Southern Life Insurance Company. In connection with the reinsurance agreement, $144,469 in cash and $161,401 of securities were transferred to Employers' Reassurance to cover the liabilities of $348,479. Ohio Life received an adjusted ceding commission of $37,641 as payment. After deduction of deferred acquisition costs, the net ceding commission from the transaction was $17,284. As of December 31, 1995, $16,693 of that gain remains unamortized. This balance will be amortized over 15 years, the expected life of the underlying reinsured policies. It is anticipated that Great Southern will replace Ohio Life as the primary carrier of these policies as of January 1, 1997 through an assumption. At that time, the remaining unamortized gain will be recognized.

    Results of the discontinued life insurance operations for the years ended
December 31 were as follows:
                      1995         1994         1993
                      ----         ----         ----
Gross premiums
  written             $  38,580    $ 28,210     $ 24,514
Net premiums earned    (345,080)     22,774       19,907
Net investment income     4,143      28,082       26,897
Realized investment
  gains                   5,102       1,331        2,818
                        -------      ------       ------
Total income           (335,835)     52,187       49,622
Income before income
  taxes                   8,717       7,532        9,265
                          -----       -----        -----
Provision for income
  taxes                   4,345       1,636        2,423
                          -----       -----        -----
Net income            $   4,372   $   5,896     $  6,842

    Assets and liabilities of the discontinued life insurance operations as of the years ended December 31 were as follows:
                         1995         1994         1993
                         ----         ----         ----
Cash                  $  9,793     $  6,197      $   232
Investments            107,603      359,138      353,615
Receivables              5,165        2,773        2,558
Deferred policy
  acquisition costs    (13,535)      24,749       25,441
Reinsurance
  receivable           363,127        6,925          122
Other assets             3,570       23,325       22,533
                       -------      -------      -------
Total assets          $475,723     $423,107     $404,501


Future policy
  benefits            $360,074     $352,400      318,719
Deferred income tax     11,172        3,710        6,554
Other liabilities       18,196        4,863        7,193
                       -------      -------       ------
Total liabilities     $389,442     $360,973     $332,466

NOTE 18  --  NEW ACCOUNTING STANDARDS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation". This statement provides companies with a choice of accounting methods for stock-based compensation transactions with employees within the scope of APB Opinion 25. The Company will continue to apply APB Opinion 25 in accounting for its stock-based employee compensation in 1996. As a result of FAS 123, additional pro forma information for net income and earnings per share will be disclosed in the notes to the financial statements. Although the Company has not yet fully determined the effects of this statement on the pro-forma disclosures, the effect will not be significant to the financial statements. APB Opinion 25 requires compensation expense for stock-based employee compensation plans to be recognized based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock, at the date the option is exercised. FAS 123 requires recognizing compensation expense at the date the option is granted, equal to the fair value of any options using Black-Scholes or a similar option valuation formula.

                   OHIO CASUALTY CORPORATION & SUBSIDIARIES
                           SHAREHOLDER INFORMATION

Stock Price and Dividend Information
(Nasdaq:  OCAS)

Quarter                   1st       2nd      3rd     4th
---------------------------------------------------------
1995  High               33 7/8    34       35 3/4  39
      Low                28 1/4    29 1/4   31 1/2  32 7/8
      Dividend
      Declared          $0.38     $0.38    $0.38   $0.38

1994  High               33 3/4    31 1/4   32 1/2  32
      Low                31        26 1/2   27 1/2  27
      Dividend
      Declared          $0.365    $0.365   $0.365  $0.365



1996 Anticipated Dividend Schedule

Declaration Date        Record Date            Payable Date
==================================================================
February 15, 1996       March 1, 1996          March 11, 1996
May 16, 1996            June 1, 1996           June 10, 1996
August 15, 1996         September 1, 1996      September 10, 1996
November 21, 1996       December 1, 1996       December 10, 1996

DIVIDEND REINVESTMENT,
STOCK PURCHASE PLAN
     The Corporation maintains a dividend reinvestment/stock purchase plan for all holders of common stock. Under the Plan, shareholders may reinvest their dividends in additional shares of common stock, and may also make extra cash payments of up to $5,000 monthly toward the purchase of Ohio Casualty shares. Participation is entirely voluntary. More information on the Dividend Reinvestment and Stock Purchase Plan can be obtained by writing to the Transfer Agent listed below.


FORM 10-K ANNUAL REPORT
     The Form 10-K annual report for 1995, as filed with the Securities and Exchange Commission, is available without charge upon written request from:
     Ohio Casualty Corporation
     Office of the Chief Financial Officer
     136 N. Third St.
     Hamilton, Ohio  45025


TRANSFER AGENT AND REGISTRAR
     First Chicago Trust Co.
     of New York
     P.O. Box 2500
     Jersey City, NJ 07303-2500
     1-800-317-4445


ANNUAL MEETING
     The annual meeting of shareholders will be held at 10:30 a.m. on Wednesday, April 17, 1996, in the meeting rooms of The Hamiltonian Hotel, One Riverfront Plaza, Hamilton, Ohio 45011.


VISIT OUR INTERNET WEB SITE
  HTTP://WWW.OCAS.COM
     The site includes current financial data about Ohio Casualty as well as other corporate and product information.