Form 10-K, Exhibit 13
period 1996-12-31
OHIO CASUALTY CORP
filed 1997-03-28
CIK 73952

                                                                              EXHIBIT 13
                    OHIO CASUALTY CORPORATION & SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS



(in thousands)                                  1996            1995            1994
========================================================================================
Gross premiums and finance charges           $1,240,354     $1,294,541       $1,332,279
Investment income, less expenses                183,308        188,107          185,708
Income before investment gains                   64,941         91,400           77,083
Realized investment gains, after taxes           32,287          3,963           14,231
Income from discontinued operations               5,229          4,372            5,896
Cumulative effect of accounting changes               0              0             (319)
Net income                                      102,457         99,735           96,891
Property and casualty combined ratio              109.5%         104.0%           103.8%

PER COMMON SHARE
Income before investment gains               $     1.85     $     2.56       $     2.14
Realized investment gains, after taxes             0.91           0.11             0.40
Income from discontinued operations                0.15           0.12             0.16
Cumulative effect of accounting changes            0.00           0.00            (0.01)
Net income                                         2.91           2.79             2.69
Book value                                        33.44          31.39            23.64
Dividends                                          1.60           1.52             1.46

FINANCIAL CONDITION
Assets                                       $3,889,981     $3,980,142       $3,738,956
Shareholders' equity                          1,175,100      1,111,014          850,790
Average shares outstanding                       35,247         35,750           36,033
Shares outstanding on December 31                35,141         35,396           35,993
Number of shareholders                            6,500          6,100            6,100


                                  OHIO CASUALTY CORPORATION & SUBSIDIARIES
                                      TEN-YEAR SUMMARY OF OPERATIONS

(in millions)                                              1996       1995         1994       1993
===================================================================================================
CONSOLIDATED OPERATIONS
Income after taxes
       Property and casualty                              $66.1       $92.5        $79.3      $53.5
       Premium finance                                      0.3         0.7          0.7        0.8
       Corporate expenses                                  (1.5)       (1.8)        (2.9)      (2.8)
---------------------------------------------------------------------------------------------------
       Operating income                                    64.9        91.4         77.1       51.5
       Realized investment gains (losses)                  32.3         4.0         14.2       28.7
---------------------------------------------------------------------------------------------------
       Income from continuing operations                   97.2        95.4         91.3       80.2
       Discontinued operations                              5.3         4.3          5.9        6.8
       Cumulative effect of accounting changes              0.0         0.0         (0.3)       0.0
---------------------------------------------------------------------------------------------------
       Net income                                         102.5        99.7         96.9       87.0
===================================================================================================

Income after taxes per average share outstanding
       Property and casualty                               1.88        2.59         2.20       1.49
       Premium finance                                     0.01        0.02         0.02       0.02
       Corporate expenses                                 (0.04)      (0.05)       (0.08)     (0.08)
---------------------------------------------------------------------------------------------------
       Operating income                                    1.85        2.56         2.14       1.43
       Realized investment gains (losses)                  0.91        0.11         0.40       0.80
       Discontinued operations                             0.15        0.12         0.16       0.19
       Cumulative effect of accounting changes             0.00        0.00        (0.01)      0.00
---------------------------------------------------------------------------------------------------
       Net income                                          2.91        2.79         2.69       2.42
===================================================================================================

       Average shares outstanding                          35.2        35.8         36.0       36.0

       Total assets                                     3,890.0     3,980.1      3,739.0    3,816.8
       Shareholders' equity                             1,175.1     1,111.0        850.8      862.3
       Book value per share                               33.44       31.39        23.64      23.93
       Dividends paid per share                            1.60        1.52         1.46       1.42
       Percent increase over previous year                  5.3%        4.1%         2.8%       6.0%

PROPERTY AND CASUALTY OPERATIONS
       Gross premiums written                           1,239.5     1,293.6      1,331.2    1,349.7
       Net premiums written                             1,209.0     1,250.6      1,286.4    1,306.0
       Premiums earned                                  1,223.4     1,264.6      1,297.7    1,379.4
       GAAP underwriting gain (loss) before taxes        (112.2)      (68.8)       (92.9)    (147.3)

       Loss ratio                                          66.5%       61.2%        61.6%      64.9%
       Loss expense ratio                                   9.7%       10.2%        10.0%      11.8%
       Underwriting expense ratio                          33.3%       32.6%        32.2%      33.6%
       Combined ratio                                     109.5%      104.0%       103.8%     110.3%

       Investment income before taxes                     179.4       184.6        183.8      190.4
       Per average share outstanding                       5.09        5.16         5.10       5.29
       Percent increase over previous year                 (1.4)%       1.2%        (3.6)%     (2.2)%

       Property and casualty reserves
          Unearned premiums                               491.4       505.8        517.8      529.6
          Losses                                        1,215.8     1,268.1      1,303.6    1,378.0
          Loss adjustment expense                         331.8       356.1        367.3      390.6

       Statutory policyholders' surplus                   984.9       876.9        660.0      713.6
       Percent increase (decrease) over previous year      12.3%       32.9%        (7.5)%      5.8%



                                                                         10-Year Compound
    1992         1991        1990         1989         1988        1987   Annual Growth
==============================================================================================


   $61.2       $103.2       $93.4       $108.1       $133.4       $90.2         0.7%
     1.5          2.1         2.2          2.3          2.5         2.1       -16.4%
    (4.9)        (6.2)       (1.0)        (1.1)        (0.7)       (0.3)       22.3%
----------------------------------------------------------------------------------------------
    57.8         99.1        94.6        109.3        135.2        92.0         0.2%
    35.1          9.8        (8.7)       (10.5)       (14.2)      (17.9)        0.4%
----------------------------------------------------------------------------------------------
    92.9        108.9        85.9         98.8        121.0        74.1         0.3%
     4.1         (1.0)       (1.8)         2.7          7.0         4.5        -4.5%
     1.5          0.0         0.0          0.0          0.0         0.0         0.0%
----------------------------------------------------------------------------------------------
    98.5        107.9        84.1        101.5        128.0        78.6         0.0%
==============================================================================================


    1.70         2.88        2.43         2.53         3.06        2.00         3.2%
    0.04         0.06        0.06         0.05         0.06        0.05       -12.9%
   (0.14)       (0.17)      (0.02)       (0.02)       (0.02)          0         0.0%
----------------------------------------------------------------------------------------------
    1.60         2.77        2.47         2.56         3.10        2.05         2.8%
    0.98         0.27       (0.23)       (0.25)       (0.32)      (0.41)        2.8%
    0.12        (0.03)      (0.05)        0.06         0.16        0.10         4.1%
    0.04         0.00        0.00         0.00         0.00        0.00         0.0%
----------------------------------------------------------------------------------------------
    2.74         3.01        2.19         2.37         2.94        1.74         2.5%
==============================================================================================

    36.0         35.8        38.4         42.8         43.6        45.0        -2.3%

 3,760.7      3,531.3     3,252.9      3,145.7      2,922.0     2,682.4         4.6%
   825.2        774.5       651.2        775.0        718.5       615.7         6.8%
   23.43        21.58       18.19        18.46        16.65       13.93         9.6%
    1.34         1.24        1.16         1.04         0.94        0.84         7.9%
     8.1%         6.9%       11.5%        10.6%        11.9%       12.0%        0.0%


 1,541.5      1,519.3     1,492.1      1,404.5      1,383.6     1,398.2        -0.8%
 1,508.5      1,492.3     1,468.4      1,377.6      1,353.2     1,359.6        -0.7%
 1,517.6      1,469.1     1,438.0      1,364.2      1,339.6     1,356.6         0.0%
  (130.8)       (74.5)      (79.4)       (62.6)       (16.3)      (39.6)

    63.7%        60.4%       61.4%        58.4%        55.2%       56.8%        0.0%
    10.8%        10.6%       10.9%        12.1%        11.8%       12.7%        0.0%
    33.5%        33.9%       33.0%        33.2%        33.8%       33.4%        0.0%
   108.0%       104.9%      105.3%       103.7%       100.8%      102.9%        0.0%

   194.6        191.6       176.7        187.7        169.8       156.9         2.5%
    5.41         5.34        4.59         4.38         3.89        3.48         5.1%
     1.3%        16.3%        4.8%        12.6%        11.8%       12.3%        0.0%


   596.1        605.2       582.0        551.6        538.2       524.5        -0.6%
 1,309.2      1,216.1     1,148.9      1,061.5        979.3       929.4         4.4%
   364.0        350.0       335.1        308.5        273.1       242.0         5.7%

   674.2        643.4       465.8        531.6        452.1       442.4         8.1%
     4.8%        38.1%      (12.4)%       17.6%         2.2%       (2.2)%       0.0%

                       MANAGEMENT'S DISCUSSION & ANALYSIS



RESULTS OF OPERATIONS

       Net income increased 2.8% for 1996 to $102.5 million or $2.91 per share while the combined ratio increased by 5.5 points to 109.5%. Losses were negatively impacted by catastrophes with $62.2 million of catastrophe losses in 1996 versus only $27.3 million in 1995. The underwriting expense ratio was up slightly due to a decline in premiums written; however, underwriting expenses actually declined over $3.8 million versus 1995. Net premiums written declined for the fourth straight year to $1.2 billion. The premium decline is attributable to the Corporation's continued repositioning strategy where coastal exposures are reduced, agents with insufficient premium volume are canceled, and states with poor regulatory or legal environments are avoided. During 1996, 254 agents were canceled accounting for more than $27.1 million in written premium. The largest decline in premium occurred in the workers' comp line of business with a 17.9% decline. The largest premium decline in individual states came in Pennsylvania with a $11.9 million decline. With our repositioning completed, it is believed that our efforts will be rewarded with overall premium growth in 1997. As a leading indicator, our key agents showed positive growth for 1996.

       Net cash used by operations was $20.3 million compared with cash used of $74.7 million in 1995 and cash generated of $45.7 million in 1994. Investing activities produced net cash of $119.1 million in 1996, compared with $169.2 million in 1995 and $39.3 million in 1994. Dividend payments were $56.4 million in 1996 compared with $54.3 million in 1995 and $52.6 million in 1994. Total cash used for financing activities was $75.4 million in 1996 compared with $85.0 million in 1995 and $86.8 million in 1994. Overall, total cash generated in 1996 was $23.3 million, compared with $9.6 million in 1995 versus net cash used of $1.8 million in 1994.

       The fourth quarter of 1996 yielded a combined ratio of 98.6%, the same result as the fourth quarter of 1995. The fourth quarter results were especially encouraging after the heavy catastrophe losses suffered in the first three quarters of the year.

       Branch consolidation continued in 1996 with the number of branches decreasing from 36 in 1995 to 29 in 1996. The efficiencies that are produced through these consolidations can be seen in our declining underwriting expenses. The Corporation expects to close an additional 15 branches in 1997.

       In order to evaluate corporate performance relative to shareholders' expectations, the Corporation calculates a five-year average return on equity. Net income and unrealized gains and losses on investments are included in the calculation to derive a total return. A five-year average is used to correspond to our planning horizon and emphasize consistent long term returns, not intermediate fluctuations. At December 31, 1996, our five-year average return on equity was 13.9% down from the 16% calculated at December 31, 1995.

PROPERTY AND CASUALTY

       In a continuing effort to maximize the use of technology in our industry, we expanded our internet applications in 1996. We now quote auto insurance through the internet in 27 states and have begun to log sales from this endeavor. In addition to the direct benefits of our internet presence, we receive collateral sales through increased name recognition. This is just another part of our continuing efforts at becoming more customer focused. A significant part of this focus is maximizing the ease and convenience of buying our product.

       In addition to identifying new marketing opportunities, we continue working to improve customer retention through improved service and better products thus leading to increased premium income and profitability. This focus on our policyholders has yielded a policyholder retention of 84.1% in 1996 and 83.1% in 1995. Our goal is to achieve a minimum 85% retention ratio. By retaining valued customers, the Corporation is able to improve premium volume while limiting the higher expense associated with new business underwriting.

       Property and casualty operating income was $66.1 million, $1.88 per share, in 1996 compared with $92.5 million, $2.59 per share, in 1995 and $79.3 million, $2.20 per share in 1994. Catastrophe losses in 1996 totaled $62.2 million compared with $27.3 million in 1995 and $36.6 million in 1994. The losses in 1996 came from 39 separate catastrophes, primarily winter and spring storms in the Midwest. Catastrophe losses added 5.1 points to the combined ratio in 1996 compared with 2.2 points in 1995 and 2.8 points in 1994.

       Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $984.9 million at December 31, 1996 compared with $876.9 million at December 31, 1995 and $660.0 million at December 31, 1994. The increases in 1996 and 1995 were due primarily to the unrealized gains in our investment portfolio.

       The ratio of premiums written to statutory surplus has not exceeded 1.7 to 1 for any property and casualty company in The Ohio Casualty Group in any of the last three years. This ratio is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Corporation to grow by writing additional business. Currently, the Corporation's ratio is 1.2 to 1. Ratios below 3 to 1 generally indicate additional capacity and financial strength.

       The National Association of Insurance Commissioners has developed a "Risk Based Capital" formula for property and casualty insurers and life insurers. The formulas are intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. Under the current formulas, all insurance companies in The Ohio Casualty Group have at least twice the necessary capital.

   PREMIUM DISTRIBUTIONS BY TOP STATES

                     1996     1995     1994
New Jersey           18.3%    18.1%   16.3%
Ohio                 10.2%     9.6%    9.7%
Pennsylvania          9.4%    10.0%   11.0%
Kentucky              7.2%     6.5%    6.4%
Illinois              5.0%     5.1%    4.9%

       The premium growth in New Jersey is being driven primarily by the private passenger auto line of business which grew 11.1% in 1995 and an additional .4% in 1996. New Jersey requires insurers to write all auto business that meets underwriting guidelines regardless of risk concentration. Net written premiums for this state were $221.2 million for 1996.

PREMIUM FINANCE

       Premium finance operating income decreased to $.3 million in 1996 compared with $.7 million in 1995 and 1994. Revenues were again down due to repositioning and the movement away from premium financing to our commercial lines direct billing system.


COMBINED RATIOS
                                          1996         1995         1994         1993        1992
=================================================================================================
Automobile                                109.1%       103.9%       101.9%      103.5%      101.0%
Commercial Multiple Peril, Fire
   and Inland Marine                      115.0%       105.7%       108.6%      124.2%      118.2%
General Liability                          89.1%       105.3%        90.3%      120.6%       83.3%
Workers' Compensation                      94.3%        93.7%        87.8%      111.3%      130.0%
Homeowners                                135.9%       113.7%       135.7%      118.0%      118.9%
Fidelity and Surety                        73.4%        84.5%        72.8%       79.1%       99.0%
-------------------------------------------------------------------------------------------------
              Total                       109.5%       104.0%       103.8%      110.3%      108.0%
=================================================================================================

DISCONTINUED OPERATIONS

       During 1995, the Corporation's life operations were discontinued. We found it increasingly difficult to achieve our targeted 16% rate of return in this segment of our business. After extensive analysis, it was determined that a 16% return could not be achieved without substantial capital contributions and a dramatic overhaul of the life operations. Since this was a small segment of our overall business, it was decided that this would not be a prudent use of our capital. Therefore, on October 2, 1995, the Corporation signed the final documents to reinsure the existing blocks of business and enter a marketing agreement with Great Southern Life Insurance Company. This will provide our agents and policyholders access to quality life insurance products to meet their financial needs. The existing blocks of business were reinsured through a 100% coinsurance arrangement. As of December 31, 1996, $12.9 million of the net ceding commission from the transaction remains unamortized, compared with $16.7 million unamortized at December 31, 1995. This will be amortized into income over the expected remaining life of the underlying reinsured policies, in this case, 14 years. An assumption is scheduled for the second quarter of 1997 whereby Great Southern will legally replace Ohio Life as the primary carrier on these policies at which time the remaining unamortized gain will be recognized. Until the assumption takes place, investments are retained in the Ohio Life Insurance Company to support its primary liability on the reinsured business. These investments generate ongoing investment income. Once the assumption occurs, these investments will be freed to support continuing operations. Net income from discontinued operations amounted to $5.2 million or $.15 per share in 1996 compared with $4.4 million or $.12 per share in 1995 and $5.9 million or $.16 per share in 1994.

REINSURANCE

       In order to preserve capital and shareholder value, Ohio Casualty Corporation purchases reinsurance to protect the Corporation against large or catastrophic losses. Three separate reinsurance programs have been established to protect the Corporation. The Property Per Risk contract covers Ohio Casualty in the event that an insured sustains a property loss in excess of $1.0 million in a single insured event. The Casualty Per Occurrence contract covers the Corporation in the event that an insured sustains a liability loss in excess of $1.0 million in a single insured event. On both of these contracts, Ohio Casualty pays the first $1.0 million in losses. Property reinsurance covers $15.0 million in excess of the retention. Casualty reinsurance covers $11.0 million in excess of the retention; and workers' compensation reinsurance covers $74.0 million in excess of the retention. In 1997, the Corporation added two layers of Workers' Compensation Catastrophe Excess of Loss protection. These layers provide $51.0 million in additional coverage over the 1996 program.

       The Catastrophe Reinsurance contract protects the Corporation against an accumulation of losses arising from one defined catastrophic occurrence or series of events. The 1996 program provided $125.0 million coverage in excess of the Corporation's $25.0 million retention. An additional layer provided $50.0 million in excess of $150.0 million coverage for New Jersey only. The 1997 Catastrophe Program provides $150.0 million coverage in excess of the Corporation's $25.0 million retention. Total reinsurance protection increased 20% in 1997 due to a larger participation by reinsurers. The New Jersey-only layer was non-renewed for the 1997 program. Over the last twenty years, there were two events that triggered coverage under our catastrophe contract. Losses and loss adjustment expenses from the Oakland Fires in 1991 and Hurricane Andrew in 1992 totaled $31.4 million and $28.9 million, respectively. Both of these losses exceeded our prior retention amount of $13.0 million. The Corporation recovered $29.5 million from reinsurers as a result of these events. Our reinsurance limits are designed to cover our exposure to an event expected to occur once every 300 years.

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

LOSS AND LOSS ADJUSTMENT EXPENSES

       The Corporation's largest liabilities are the reserves for losses and loss adjustment expenses. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. These reserves amounted to $1.6 billion at December 31, 1996 and 1995 compared with $1.7 billion at December 31, 1994. As claims are paid, the related reserves are closed and any under- or over-estimation of the claim reserve is closed to net income at that time.

       In 1996, the Corporation continued the use of an 800 number for direct reporting of claims. The percentage of all claims handled by direct reporting was approximately 50% in 1996. This was almost two-thirds more than was handled by direct reporting in 1995. The Corporation routinely receives positive feedback on this option from our policyholders.

       In recent years, environmental liability claims have expanded greatly in the insurance industry. Fortunately, Ohio Casualty has a substantially different mix of business than the industry. We have historically written small commercial accounts, and have not attracted significant manufacturing liability coverage. As a result, our environmental liability claims are substantially below the industry average. Our liability business reflected our current mix of approximately 67% contractors, 14% building/premises, 14% mercantile and only 5% manufacturers. Within the manufacturing category, we have concentrated on the light manufacturers which further limits our exposure to environmental claims. In 1996 the Corporation analyzed incurred but not reported reserves for general liability and commercial multiple peril to segregate between asbestos and environmental losses and all other losses. As a result of this analysis, an additional $27.4 million in reserves was identified as asbestos and environmental related. Based on this examination, an estimated liability of $41.0 million was carried at year end 1996. Of this, reserves on known claims totaled $13.6 million at year end 1996 compared with $14.4 million and $10.4 million at year end 1995 and 1994, respectively. Approximately $5.2 million in reserves are for asbestos claims. The remainder are primarily for pre-1985 pollution claims. These loss estimates are based on the currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is some uncertainty as to the ultimate liability. The Corporation's insurance subsidiaries changed their pollution exclusion policy language between 1985 and 1987 to effectively eliminate these coverages.

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

The most current indication of the State's position is the filed written testimony of the State's expert witness indicating the Corporation should not be required to pay in excess of $42.1 million plus interest as a Proposition 103 assessment. Our current reserve of $74.4 million is based on this testimony. We made no additions to reserves for principal amounts in 1996; however, we continue to accrue interest on the assessed liability. Reserving for this alleged liability negatively impacted net income by $2.7 million or $.08 per share in 1996, $14.9 million or $.42 per share in 1995 and $30.7 million or $.85 per share in 1994.

       The Corporation is currently involved in Proposition 103 hearings with the State of California. The final arguments are expected to conclude in the first quarter of 1997. A ruling from the Administrative Law Judge is expected in the second quarter of 1997. At that time the Insurance Commissioner will have 60 days to take the ruling under advisement and return with his ruling. The Corporation will continue to challenge the validity of any rollback and plans to continue negotiations with Department officials. It is uncertain when this will ultimately be resolved.

INVESTMENTS

       Consolidated pre-tax investment income from continuing operations decreased 2.5% to $183.3 million in 1996 compared with $188.1 million in 1995 and $185.7 million in 1994. Of greater importance, after-tax investment income totaled $138.6 million in 1996 compared with $138.4 million in 1995 and $142.5 million in 1994. Pre-tax and after-tax investment income comparisons versus 1995 are impacted by an increased exposure to municipal bonds in 1996. Investment income growth over the past few years has been impacted by negative cash flow from underwriting activities, a decline in average portfolio yields and the sale of our life insurance subsidiary. The negative cash flow from underwriting activities has been precipitated by our strategic repositioning. Cash flow also continues to be impacted by our share repurchase program.

       At year end 1996, consolidated investments had a carrying value of $3.1 billion. The excess of market value over cost was $499.7 million, compared with a $465.9 million excess at year end 1995 and $105.4 million at year end 1994. The increase in the excess of market value over cost in 1996 was attributable to the strong performance of our equity portfolio, offset somewhat by a decline in the value of our fixed income portfolios. After-tax realized investment gains from continuing operations amounted to $32.3 million in 1996 compared with $4.0 million in 1995 and $14.2 million in 1994.

       We continue to have no exposure to futures, forwards, caps, floors, or similar derivative instruments as defined by Statement of Financial Accounting Standards No. 119. However, as noted in footnote number 13, we have an interest rate swap with Chase Manhattan Bank covering our term loan. This swap is not classified as an investment but rather as a hedge against a portion of the variable rate loan. As of December 31, 1996, Ohio Casualty maintained a $446.9 million mortgage-backed securities portfolio compared with $403.1 million at December 31, 1995. The majority of our mortgage-backed securities holdings are less volatile planned amortization class, sequential structures and agency pass-through securities. $27.0 million of this portfolio is invested in more volatile bond classes (e.g. interest-only, super-floaters, inverses).

       Ohio Casualty's fixed income strategy has been to maintain a portfolio with a laddered maturity structure and an intermediate duration. We believe that our portfolio composition and duration continue to be appropriate for our insurance business. Further, we do not try to time the financial markets. Instead, we believe it prudent to remain fully invested at all times, subject only to our liquidity needs.

       Tax exempt bonds were 34.4% of the fixed income portfolio at year end 1996 versus 37.3% at December 31, 1995. Although the year over year comparison reflects a decreased exposure to municipals, our average exposure throughout the year was substantially higher than it was in 1995. This higher average exposure reflects our internal tax planning strategy as well as our belief that, coming into 1996, municipals were attractive relative to taxable bond alternatives. As

1996 unfolded and underwriting results were factored into our tax planning strategy, the municipal portfolio was reduced accordingly.

       Our commitment to a diversified, growth-oriented equity portfolio remains unchanged. Equity investments have increased as a percentage of our consolidated portfolio from 21.4% in 1995 to 23.5% at year end 1996. This increase is entirely attributable to market appreciation of existing investments as opposed to commitment of new funds. In fact, no new funds have been allocated to equities in the last two years.

       In 1994, the Corporation implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the classification of security investments into three categories: held to maturity, trading and available for sale. In order to maintain the ability to actively manage our fixed income portfolios, the Corporation has elected to place all of our fixed income holdings in the available-for-sale category. Therefore, all of our bond investments are now valued at market for balance sheet purposes.

       During 1996, Ohio Casualty Corporation purchased 264,600 shares of its common stock at a cost of $9.2 million compared with 613,900 shares for $20.9 million in 1995. The Corporation is currently authorized to repurchase 2.1 million additional shares of its common stock to be held as treasury shares for stock options or other general corporate purposes. Since the beginning of 1987, we have repurchased 10.7 million shares at an average cost of $22 per share. We believe that when the market value of our stock fails to reflect the prospects of our operations, repurchasing shares is a prudent use of our capital. In the future, we intend to continue repurchasing shares when doing so makes economic sense for the Corporation and its shareholders.

YEAR 2000

       Recently, the "Year 2000 Problem" has received extensive press in the insurance industry. Apparently, many of our competitors are making large expenditures in order to convert their computer systems to recognize the year 2000. Most computer systems were originally written with two digit date fields. Therefore, the computer believes that the difference between `99 and `00 is a negative 99 years instead of one year. Since the late 1980's, Ohio Casualty has been converting our computer systems to be year 2000 compliant as we modified and adjusted the programs for other purposes. As such, the Corporation has not had to make such a dedicated and expensive effort to fix the problem. Currently, over 60% of our systems are already compliant, with the remainder expected over the next two years. To date, we have spent approximately $.3 million and expect to spend an additional $.2 million to complete our efforts.

                    OHIO CASUALTY CORPORATION & SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


December 31 (in thousands)                                           1996          1995          1994
========================================================================================================
ASSETS
Investments:
       Fixed maturities - available for sale, at fair value       $2,310,938    $2,407,853    $2,509,961
               (Cost:  $2,225,517; $2,276,150; $2,586,687)
       Equity securities, at fair value                              721,152       661,154       520,025
               (Cost:  $306,865; $326,999; $337,814)
       Short-term investments at cost                                 41,546        14,399        13,550
--------------------------------------------------------------------------------------------------------
       Total investments                                           3,073,636     3,083,406     3,043,536
Cash                                                                  20,078        23,883        15,106
Premiums and other receivables                                       186,676       196,175       199,167
Deferred policy acquisition costs                                    116,684       119,795       165,633
Property and equipment                                                42,239        43,846        35,404
Reinsurance recoverable                                              362,683       446,167        87,748
Deferred income taxes                                                      0             0       118,370
Other assets                                                          87,985        66,870        73,992
--------------------------------------------------------------------------------------------------------
       Total assets                                               $3,889,981    $3,980,142    $3,738,956
========================================================================================================


LIABILITIES
Insurance reserves:
       Unearned premiums                                           $491,613       $506,035      $518,075
       Losses                                                     1,224,873      1,275,077     1,304,514
       Loss adjustment expenses                                     331,797        356,107       367,309
       Future policy benefits                                       280,002        360,074       352,400
Note payable                                                         50,000         60,000        70,000
California Proposition 103 reserve                                   74,376         70,167        47,278
Deferred income taxes                                                27,993          2,112             0
Other liabilities                                                   234,227        239,556       228,590
--------------------------------------------------------------------------------------------------------
       Total liabilities                                          2,714,881      2,869,128     2,888,166
--------------------------------------------------------------------------------------------------------
       Commitments and contingent liabilities
        (see Notes 1 and 8)

SHAREHOLDERS' EQUITY
Common stock, $.125 par value                                         5,850          5,850         5,850
       Authorized:  150,000,000 shares
       Issued shares:  46,803,872 (See Note 16)

Additional paid-in capital                                            3,603          3,422         3,271
Unrealized gain on investments, net of applicable
   income taxes                                                     332,042        305,049        69,610
Retained earnings                                                 1,076,545      1,030,468       985,068
Treasury stock, at cost
       (Shares:  11,662,559; 11,407,745; 10,810,616)               (242,940)      (233,775)     (213,009)
--------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                 1,175,100      1,111,014       850,790
--------------------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity                $3,889,981     $3,980,142    $3,738,956
========================================================================================================
See notes to consolidated financial statements

                                                OHIO CASUALTY CORPORATION & SUBSIDIARIES
                                                   STATEMENT OF CONSOLIDATED INCOME
Year ended December 31 (in thousands)                   1996                     1995                    1994
=================================================================================================================
Premiums and finance charges earned                  $1,226,651               $1,268,269              $1,298,861
Investment income less expenses                         183,308                  188,107                 185,708
Investment gains realized, net                           49,672                    6,096                  21,894
-----------------------------------------------------------------------------------------------------------------
          Total income                                1,459,631                1,462,472               1,506,463
-----------------------------------------------------------------------------------------------------------------

Losses and benefits for policyholders                   812,234                  774,282                 799,295
Loss adjustment expenses                                118,354                  128,099                 130,100
General operating expenses                              100,939                   89,970                  82,418
Amortization of deferred policy
   acquisition costs                                    308,856                  327,055                 338,046
California Proposition 103 reserve,
   including interest                                     4,210                   22,889                  47,278
-----------------------------------------------------------------------------------------------------------------
          Total expenses                              1,344,593                1,342,295               1,397,137
-----------------------------------------------------------------------------------------------------------------

Income from continuing operations
    before income taxes                                 115,038                  120,177                 109,326

Income taxes
   Current                                               10,173                   23,514                  26,948
   Deferred                                               7,637                    1,300                  (8,936)
-----------------------------------------------------------------------------------------------------------------
          Total income taxes                             17,810                   24,814                  18,012
-----------------------------------------------------------------------------------------------------------------

Income before cumulative effect of
   accounting changes & discontinued
   operations                                            97,228                   95,363                  91,314
Income from discontinued operations
   net of taxes of $2,663, $4,345 and
   $1,636 (see Note 17)                                   5,229                    4,372                   5,896
Cumulative effect of accounting changes
   (see Notes 1B and 6)                                       0                        0                    (319)
-----------------------------------------------------------------------------------------------------------------

          Net income                                   $102,457                  $99,735                 $96,891
=================================================================================================================

Average shares outstanding                               35,247                   35,750                  36,033

Earnings per share:
   Income before effect of accounting changes
      & discontinued operations                           $2.76                    $2.67                   $2.54
   Income from discontinued operations                     0.15                     0.12                    0.16
   Cumulative effect of accounting changes                 0.00                     0.00                   (0.01)
-----------------------------------------------------------------------------------------------------------------
          Net income per share                            $2.91                    $2.79                   $2.69
=================================================================================================================
See notes to consolidated financial statements

                    OHIO CASUALTY CORPORATION & SUBSIDIARIES
                            STATEMENT OF CONSOLIDATED
                              SHAREHOLDERS' EQUITY
                                             Additional        Unrealized                                      Total
                                Common         paid-in         gain (loss)       Retained      Treasury     shareholders'
                                 stock         capital       on investments      earnings        stock         equity
=========================================================================================================================
(in thousands)
Balance, January 1, 1994         $2,925         $6,185            $124,284        $940,774    ($211,830)       $862,338

Cumulative effect of
     accounting change, net
     of applicable taxes                                           116,144                                      116,144
Unrealized loss                                                   (262,117)                                    (262,117)
Deferred income tax on
     net unrealized loss                                            91,299                                       91,299
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (13,232 shares)                       11                                              233             244
Repurchase of treasury
     stock (50,000 shares)                                                                       (1,412)         (1,412)
Net income                                                                          96,891                       96,891
Cash dividends paid
     ($1.46 per share)                                                             (52,597)                     (52,597)
Stock split (April 22, 1994)      2,925         (2,925)                                                               0
-------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1994                $5,850         $3,271             $69,610        $985,068    ($213,009)       $850,790

Unrealized gain                                                    360,372                                      360,372
Deferred income tax on
     net unrealized gain                                          (124,933)                                    (124,933)
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (16,771 shares)                      151                                              427             578
Repurchase of treasury
     stock  (613,900 shares)                                                                    (21,193)        (21,193)
Net income                                                                          99,735                       99,735
Cash dividends paid
     ($1.52 per share)                                                             (54,335)                     (54,335)
-------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1995                $5,850         $3,422            $305,049      $1,030,468    ($233,775)     $1,111,014

Unrealized gain                                                     40,297                                       40,297
Deferred income tax on
     net unrealized gain                                           (13,304)                                     (13,304)
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (9,786 shares)                       181                                                3             184
Repurchase of treasury
     stock  (264,600  shares)                                                                    (9,168)         (9,168)
Net income                                                                         102,457                      102,457
Cash dividends paid
     ($1.60  per share)                                                            (56,380)                     (56,380)
-------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996                $5,850         $3,603            $332,042      $1,076,545    ($242,940)     $1,175,100
=========================================================================================================================
See notes to consolidated financial statements


                                       OHIO CASUALTY CORPORATION & SUBSIDIARIES
                                         STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in thousands)                                         1996                     1995             1994
================================================================================================================================
Cash flows from:
     Operations
         Net income                                                         $102,457                 $99,735           $96,891
         Adjustments to reconcile net income to
            cash from operations:
                Changes in:
                   Insurance reserves                                       (169,006)                116,397           (75,586)
                   Income taxes                                                8,238                  (7,157)              557
                   Premiums and other receivables                              9,500                   2,993             1,519
                   Deferred policy acquisition costs                           3,111                  45,838             3,201
                   Reinsurance recoverable                                    83,484                (358,418)            6,326
                   Other assets                                               (5,613)                (11,387)          (12,408)
                   Other liabilities                                         (18,442)                 14,577           (10,257)
                   California Proposition 103 reserves                         4,209                  21,353            47,278
                Depreciation and amortization                                 12,388                  12,600            11,123
                Investment (gains) losses                                    (50,674)                (11,199)          (23,225)
                Cumulative effect of accounting changes                            0                       0               319
--------------------------------------------------------------------------------------------------------------------------------
                   Net cash from operations                                  (20,348)                (74,668)           45,738
--------------------------------------------------------------------------------------------------------------------------------

Investing
     Purchase of securities:
         Fixed income securities - available for sale                       (539,690)               (944,077)         (821,413)
         Equity securities                                                   (74,243)                (86,517)         (116,852)
     Proceeds from sales:
         Fixed income securities - available for sale                        501,394                 929,890           699,383
         Equity securities                                                   122,970                  89,771            83,226
     Proceeds from maturities and calls:
         Fixed income securities - available for sale                        101,970                 132,572           165,835
         Equity securities                                                     6,702                  47,605            29,078
--------------------------------------------------------------------------------------------------------------------------------
            Net cash from investments                                        119,103                 169,244            39,257
--------------------------------------------------------------------------------------------------------------------------------

Financing
     Note payable repayment                                                  (10,000)                (10,000)          (33,000)
     Proceeds from exercise of stock options                                     135                     578               244
     Purchase of treasury stock                                               (9,168)                (21,193)           (1,412)
     Dividends paid to shareholders                                          (56,380)                (54,335)          (52,597)
--------------------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activity                                 (75,413)                (84,950)          (86,765)
--------------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                       23,342                   9,626            (1,770)
Cash and cash equivalents, beginning of year                                  38,282                  28,656            30,426
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                       $61,624                 $38,282           $28,656
================================================================================================================================


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

     As of January 1, 1994, the majority of fixed maturity investments, including bonds, notes and redeemable preferred stock, were reclassified as "available for sale". This necessitated them being marked to market. This accounting change resulted in an increase to shareholders' equity of $116,100 net of tax as of January 1, 1994 and had an immaterial effect on net income.

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

E. Liabilities for future policy benefits are computed based on contract terms and issue date using interest rates ranging from 4% to 8 3/4%, select and ultimate mortality experience and industry withdrawal experience. Interest rates on $230,843 of such liabilities in 1996, $293,732 in 1995 and $287,190 in 1994 are periodically adjusted based on market conditions. Fair value is determined by discounting cash flows at current market interest rates.

F. Deferred income taxes result from temporary differences between financial and taxable income.

G. Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets.

H. The Corporation's primary products consist of insurance for: personal auto, commercial property, homeowners, workers' compensation and other miscellaneous lines. Ohio Casualty operates through the independent agency system in 38 states. Of net premiums written, approximately 18.3% was generated in the State of New Jersey, 10.2% in Ohio and 9.4% in Pennsylvania. The insurance industry is subject to heavy regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

I. Net income per share of common stock is based on the weighted average number of shares outstanding during the period. Dilution arising from stock options is insignificant.

J. The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 1996, approximately $123,360 of retained earnings are not subject to restriction or prior dividend approval requirements.

K. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2  --  INVESTMENTS

Investment income is summarized as follows:

                              1996        1995         1994
                            --------    --------     --------
Investment income from:

   Fixed maturities         $176,160    $177,621     $176,975
   Equity securities          14,135      14,721       13,868
   Short-term securities       2,129       3,096        1,852
                            --------    --------     --------
Total investment income      192,424     195,438      192,695
Investment expenses            9,116       7,331        6,987
                            --------    --------     --------
Net investment income       $183,308    $188,107     $185,708
                            ========    ========     ========

     Realized and unrealized gains (losses) on investments in securities are summarized as follows:




                             1996        1995           1994
                           --------    ---------     ---------
Realized gains (losses):
   Fixed maturities        $  4,567    $  (8,104)    $   8,406
   Equity securities         41,278       16,913         9,268
   Other investments          3,827       (2,713)        4,220
                            -------    ---------      --------
                            $49,672    $   6,096      $ 21,894
                            =======    =========      ========
Unrealized gains (losses):
   Securities             $  40,297    $ 360,372     $(262,117)
   Deferred tax             (13,304)    (124,933)       91,299
   Cumulative effect of
    accounting changes            0            0       116,144
                           --------    ---------     ---------
                           $ 26,993    $ 235,439     $ (54,674)
                           ========    =========     =========


     The amortized cost and estimated market values of investments in debt and equity securities are as follows:

                                                Gross        Gross    Estimated
                               Amortized   Unrealized   Unrealized         Fair
                                    Cost        Gains       Losses        Value
1996
----------------------------------------   ----------   ----------    ---------
Securities available
   for sale:
 U.S. Government              $   80,822   $    2,101   $     (382)   $   82,541
 States, municipalities
   and political
   subdivisions                  760,602       34,966       (1,029)      794,539
 Debt securities
   issued by foreign
   governments                     3,000          296            0         3,296
 Corporate securities            940,540       50,126       (7,008)      983,658
 Mortgage-backed
   securities:
 U.S. Government Agency          171,291       12,992       (7,377)      176,906
  Other                          269,262       14,274      (13,538)      269,998
                              ----------   ----------   ----------    ----------
Total fixed
  maturities                   2,225,517      114,755      (29,334)    2,310,938
Equity securities                306,865      425,022      (10,735)      721,152
Short-term investments            41,546            0            0        41,546
                              ----------   ----------   ----------    ----------
Total securities,
   available for sale         $2,573,928   $  539,777   $  (40,069)   $3,073,636
                              ==========   ==========   ==========    ==========


                                                 Gross        Gross   Estimated
                                Amortized   Unrealized   Unrealized      Fair
                                     Cost        Gains       Losses     Value
1995
-----------------------------------------  ----------   ----------     ---------
Securities available
    for sale:
  U.S. Government             $  110,628   $    5,864   $       (5)   $  116,487
  States, municipalities
   and political
   subdivisions                  845,729       52,796          (59)      898,466
  Debt securities
   issued by foreign
   governments                     3,000          423            0         3,423
  Corporate securities           927,375       66,309       (7,285)      986,398
  Mortgage-backed
   securities:
   U.S. Government
    Agency                       168,219        7,556       (5,581)      170,193
   Other                         221,199       18,281       (6,594)      232,886
                              ----------   ----------   ----------    ----------
Total fixed maturities         2,276,150      151,229      (19,524)    2,407,853
Equity securities                326,999      336,130       (1,974)      661,154
Short-term investments            14,399            0            0        14,399
                              ----------   ----------   ----------    ----------
Total securities,
   available for sale         $2,617,548   $  487,359   $  (21,498)   $3,083,406
                              ==========   ==========   ==========    ==========


                                               Gross         Gross    Estimated
                                Amortized  Unrealized   Unrealized         Fair
1994                                 Cost       Gains       Losses        Value
-----------------------------------------  ----------   ----------   ----------
Securities available
    for sale:
 U.S. Government              $   89,565   $      313   $   (1,838)   $   88,040
 States, municipalities
  and political subdivisions     678,915       23,366       (7,961)      694,320
 Debt securities issued by
   foreign governments            39,379          188       (1,502)       38,065
 Corporate securities          1,140,432        6,904      (55,398)    1,091,938
 Mortgage-backed
   securities:
   U.S. Government
    Agency                       397,486        1,540      (27,135)      371,891
   Other                         240,910           59      (15,262)      225,707
                              ----------   ----------    ---------    ----------
Total fixed maturities         2,586,687       32,370     (109,096)    2,509,961
Equity securities                337,814      202,501      (20,290)      520,025
Short-term investments            13,550            0            0        13,550
                              ----------   ----------    ---------    ----------
Total securities,
  available for sale          $2,938,051   $  234,871    $(129,386)   $3,043,536
                              ==========   ==========    =========    ==========


     The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Estimated
                                                      Amortized            Fair
                                                            Cost          Value
                                                     -----------   ------------
Due in one year or less                               $   19,370      $   19,740
Due after one year through five years                    345,289         357,874
Due after five years through ten years                   797,209         834,372
Due after ten years                                      623,096         652,048
Mortgage-backed securities:
   U.S. Government Agency                                171,291         176,906
   Other                                                 269,262         269,998
                                                      ==========      ==========
Total fixed maturities                                $2,225,517      $2,310,938
                                                      ==========      ==========

     Certain securities were determined to have other than temporary declines in book value and were written down through realized investment losses. Total write-downs were $19,456, $26,290 and $19,030 as of 1996, 1995 and 1994, respectively, representing a reduction in value of $7,055, $9,696 and $6,910 on fixed maturities and $12,401, $16,595 and $12,120 on equity securities.

     Proceeds from maturities and sales of investments in debt securities during 1996, 1995 and 1994 were $603,364, $1,062,462 and $865,218, respectively. Gross gains of $14,257, $20,834 and $21,694 and gross losses of $10,388, $24,500 and
$13,276 were realized on those maturities and sales in 1996, 1995 and 1994, respectively.

     Covered call options are written on stocks and bonds in the investment portfolio. As a writer of options, a premium is received at the outset with the risk of losing the appreciation if the price of the underlying financial instrument rises above the option strike price. There were no options on stock outstanding at December 31, 1996 or 1994. The outstanding stock options for 1995 were $1,125. There were no options on bonds outstanding at December 31, 1996, 1995 or 1994.

     Market values of securities can fluctuate greatly in the near term based on such factors as: interest rates, unemployment rates, inflation, monetary policy and general economic conditions.

NOTE 3  -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments:

                                         Carrying              Fair
1996                                       Amount             Value
                                         --------        ----------
Assets
   Cash And Cash Equivalents            $   61,624       $   61,624
   Securities - Available For Sale       3,032,090        3,032,090

Liabilities
   Future Policy Benefits               $  280,002       $  280,002
   Long-term Debt                           50,000           50,000

                                          Carrying             Fair
1995                                        Amount            Value
                                       -----------       ----------
Assets
   Cash and cash equivalents            $   38,282       $   38,282
   Securities - available for sale       3,069,007        3,069,007

Liabilities
   Future policy benefits               $  360,074       $  360,074
   Long-term debt                           60,000           60,000


                                          Carrying             Fair
1994                                        Amount            Value
                                       -----------       ----------
Assets
   Cash and cash equivalents            $   28,656       $   28,656
   Securities - available for sale       3,029,986        3,029,986

Liabilities
   Future policy benefits               $  352,400       $  352,400
    Long-term debt                          70,000           70,000

     See footnote 1 for disclosure related to fair value determination.

NOTE 4  --  DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs are summarized as follows:

                                            1996           1995           1994
                                          ---------      ---------     ---------
Deferred, January 1                       $ 119,795      $ 165,633     $ 168,835
                                          ---------      ---------     ---------
Additions:
Commissions and brokerage                   190,461        204,594       212,878
Salaries and employee benefits               47,092         43,867        49,937
Other                                        66,143         73,090        75,659
                                          ---------      ---------     ---------
Deferral of expense                         303,696        321,551       338,474
                                          ---------      ---------     ---------
Amortization to expense
   Discontinued operations                   (2,050)        40,333         3,630
   Continuing operations                    308,856        327,055       338,046
                                          ---------      ---------     ---------
Deferred, December 31                     $ 116,685      $ 119,795     $ 165,633
                                          =========      =========     =========

     The above schedule includes deferred policy acquisition costs (net of unamortized ceding commission) for discontinued life insurance operations of $(11,486), $(13,535) and $24,749 as of 1996, 1995 and 1994, respectively. See
Note 17 for additional information regarding discontinued operations.

NOTE 5  --  INCOME TAX

The effective income tax rate is less than the statutory corporate tax rate of 35% for 1996, 1995 and 1994 for the following reasons:

                                  1996        1995         1994
                             ----------   ----------  ----------
Tax at statutory rate        $  40,263      $42,062     $38,264
Tax exempt interest            (18,367)     (16,150)    (17,282)
Dividends received deduction
   (DRD)                        (4,056)      (3,446)     (3,472)
Proration of DRD and tax
   exempt interest               3,017        3,319       9,544
Reduction in provision for
   audit issues                 (3,000)           0      (9,000)
Miscellaneous                      (47)        (971)        (42)
                              --------      -------     -------
   Actual Tax                 $ 17,810      $24,814     $18,012
                              ========      =======     =======

     Tax years 1990 through 1992 are being examined by The Internal Revenue Service. Management believes there will not be a significant impact on the financial position or results of operations of the Corporation as a result of this audit.

     The components of the net deferred tax asset (liability) were as follows:

                                  1996        1995         1994
                             ----------   ----------  ----------
Unearned premium proration   $  33,833    $  34,823    $ 35,805
Accrued expenses                59,217       64,658      54,667
Postretirement benefits         27,355       26,331      25,118
Discounted loss and loss
   expense reserves             81,350       88,589      95,295
                             ---------    ---------     -------
Total deferred tax assets      201,755      214,401     210,885
Deferred policy acquisition
   costs                       (51,129)     (53,616)    (55,363)
Unrealized gains on
   investments                (178,619)    (162,897)    (37,152)
                             ---------    ---------     -------
Total deferred tax
    liabilities               (229,748)    (216,513)    (92,515)
                             ---------    ---------     -------
Net deferred tax asset
   (liability)               $ (27,993)   $  (2,112)    $118,370
                             =========    =========     ========

     Taxes paid amounted to $16,336 in 1996, $37,346 in 1995 and $17,886 in
1994. Although realization of deferred assets is not assured, estimates indicate that current levels of taxable income will comfortably support the realization of the net deferred tax asset in future years. As such, no valuation allowance has been recorded. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE 6  -- EMPLOYEE BENEFITS

The Corporation has a non-contributory defined benefit retirement plan and contributory health care, life and disability insurance and savings plans covering substantially all employees. Benefit expenses are as follows:

                                  1996        1995         1994
                             ----------   ----------  ----------
Employee benefit costs:
   Retirement                 $   (136)    $ (1,689)   $   (731)
   Health care                  14,415       13,339      15,517
   Life and disability
    insurance                      555          594         740
   Savings plan                  2,489        2,586       2,685
                              --------      -------     -------
                              $ 17,323      $14,830     $18,211
                              ========      =======     =======

     The pension benefit is determined as follows:


                                           1996           1995           1994
                                         --------       --------       ---------
Service cost/(benefit)
   earned during the year                $  6,256       $  5,701       $  6,077
Interest cost on projected
   benefit obligation                      13,927         13,262         12,404
Actual return on plan assets              (19,070)       (34,448)        (3,785)
Amortization of
   unrecognized  net asset
   existing at January 1                   (1,249)        13,796        (15,427)
                                         --------       --------       --------
Net pension benefit                      $   (136)      $ (1,689)      $   (731)
                                         ========       ========       ========

     Pension plan funding at December 31:

                                               1996         1995         1994
                                            ----------   ----------  ----------
Plan assets at fair value
   (primarily fixed income
   and equity securities)                     $ 225,681   $ 217,274   $ 193,010
                                              ---------   ---------   ---------
Plan benefit obligations:
   Vested benefits                              160,667     157,371     141,353
   Non-vested benefits                            2,780       3,046       2,710
   Future benefits due to
     salary increases                            34,091      30,591      26,685
                                              ---------   ---------   ---------
       Total                                    197,538     191,008     170,748
                                              ---------   ---------   ---------
Excess plan assets over
   obligations                                $  28,143   $  26,266   $  22,262
                                              =========   =========   =========
Unrecognized net gain (loss)                  $   1,617   $  (3,082)  $  (8,356)
Unrecognized net assets                          18,102      21,119      24,136
Unrecognized prior service cost                    (566)       (624)       (683)
Expected long-term return
   on plan assets                                  8.75%       8.50%       9.00%
Discount rate on plan
   benefit obligations                             7.75%       7.50%       8.00%
Expected future rate of
   salary increases                                5.25%       5.25%       5.75%

     Pension benefits are based on service years and average compensation using the five highest consecutive years of earnings in the last decade of employment. The pension plan measurement date is October 1 for 1996 and 1995 and December 31 for 1994. The measurement date was changed in 1995 to allow for more timely actuarial calculations. The maximum pension expense deductible for income tax purposes has been funded. Plan assets at December 31, 1996 include $29,899 of the Corporation's common stock at market value.

     Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded.

     Accrued postretirement benefit liability at December 31:

                                  1996        1995         1994
                             ----------   ----------  ----------
Accumulated postretirement
   benefit obligation         $(71,797)    $(71,519)   $(72,695)
Unrecognized net loss(gain)     (6,203)      (2,481)        695
                              --------     --------    --------
Accrued postretirement
   benefit liability          $(78,000)    $(74,000)   $(72,000)
                              ========     ========    ========



     Postretirement benefit cost at December 31:



                                  1996        1995         1994
                             ----------   ----------  ----------
Service cost                    $1,967       $1,883      $2,423
Interest cost                    5,412        5,144       5,368
Amortization of loss                 0            0          45
                                ------       ------      ------
Net periodic postretirement
   benefit cost                 $7,379       $7,027      $7,836
                                ======       ======      ======


     Postretirement benefit rate assumptions at December 31:


                                   1996       1995       1994
                                  ------     ------     -------
Medical trend rate                   9%        10%         11%
Dental trend rate                    7%         8%          9%
Ultimate health care trend rate      5%         5%          5%
Discount rate                     7.75%       8.0%       7.25%


     The postretirement plan measurement date is October 1 for 1996 and 1995 and December 31 for 1994. The measurement date was changed in 1995 to allow for more timely actuarial calculations.

     Increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $9,491 and increase the postretirement benefit cost for 1996 by $1,685.

     In 1994 the Corporation's health care plan was changed from an indemnity plan to a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Benefit costs are accrued based on actuarial projections of future payments. There are currently 3,156 active employees and 1,335 retired employees covered by these plans.

     Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested in Corporation stock purchased on the open market by trustees of the plan.

     In the first quarter of 1994, the Corporation adopted the provisions of SFAS 112, "Employers Accounting for Post-Employment Benefits". The effect of this accounting change in 1994 was a $644 after-tax reduction in net income.

NOTE 7  -  STOCK OPTIONS

The Corporation is authorized under provisions of the 1993 Stock Incentive Programs to grant options to purchase 1,293,500 shares of the Corporation's common stock to key executive employees and directors at a price not less than the fair market value of the shares on dates the options are granted. The options granted may be either "Incentive Stock Options" or "Nonqualified Stock Options" as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options are non-transferable and exercisable at any time after the vesting requirements are met. Option expiration dates are five and ten years from the grant date. Options vest at 100% six months from the grant date or at 33% per year for three consecutive years from the date of the grant. At December 31, 1996, 1,115,500 remaining options may be granted.

     In addition, the 1993 Stock Incentive Program provides for the grant of Stock Appreciation Rights in tandem with the stock options. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held.

     The Corporation continues to elect APB 25 for recognition of stock-based compensation expense. However, under the provision of FAS 123 the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yield of 4.5% for both years, expected volatility of 25.3% for both years, risk free interest rate of 6.34% and 6.20%, and expected life of 8 years for both years. The following table summarizes information about the stock-based compensation plan as of December 31, 1996 and 1995, and changes that occurred during the year:

                                       1996                     1995
                              --------------------     ----------------------
                              Shares   Weighted-Avg    Shares   Weighted-Avg
                              (000)   Exercise Price   (000)   Exercise Price
Outstanding  beginning
of year                        74         $30.02          91      $28.71
   Granted                    127          34.93          12       30.50
   Exercised                  (28)         28.75         (29)      26.11
                             ----                        ---
Outstanding end of year       173         $33.84          74      $30.02
                             ====                        ===
Options exercisable at
   year-end                    52                        74

Weighted-Avg fair
value of options granted
during the year                $8.14                    $7.02

     At year end 1996, 172,500 options were outstanding with an average remaining contractual life of 8.49 years and at a weighted exercise price of $33.8409. Of the amount outstanding, 51,500 were exercisable with a weighted average exercise price of $31.2342. At year end 1995, 73,800 options were outstanding with an average remaining contractual life of 5.81 years and at a weighted exercise price of $30.0167. Of the amount outstanding, 73,800 were exercisable with a weighted average exercise price of $30.0167.

     Had the Corporation adopted FAS 123, the amount of compensation expense that would have been recognized in 1996 and 1995, respectively, would be $350 and $84. The Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

                                            1996      1995
                                          --------   -------
Net Income                 As Reported:   $102,457   $99,735
                           Pro Forma:     $102,229   $99,680
Primary Earnings per share As Reported:      $2.91     $2.79
                           Pro Forma:        $2.90     $2.79

NOTE 8  --  REINSURANCE AND OTHER CONTINGENCIES

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

                                   1996        1995         1994
                              ----------   ----------  ----------
Premiums earned                 $30,534      $41,012     $45,133
Losses incurred                  11,846       22,030       8,727
Reserve for unearned premiums     8,062        8,294       6,274
Reserve for losses               61,205       62,847      54,727
Reserve for future policy
   benefits                     280,002      360,074       6,825
Reserve for loss adjustment
   expenses                       8,833       11,272      10,609

     Annuities are purchased from other insurers to pay certain claim settlements; should such insurers be unable to meet their obligations under the annuity contracts, the Corporation would be liable to claimants for the remaining amount of annuities. The total amount of unpaid annuities was $25,139, $24,300 and $24,300 at December 31, 1996, 1995 and 1994, respectively.

     On October 2, 1995, as part of the transaction involving the reinsurance of the Ohio Life business to Employers' Reassurance Corporation, Ohio Casualty Insurance Company agreed to manage a $163,615 fixed income portfolio for Employers' Reassurance. The term of the agreement is seven years, terminating on October 2, 2002. There is no separate fee to Ohio Casualty for this investment management service. The agreement requires that Ohio Casualty pay an annual rate of 7.25% interest to Employers' Reassurance and maintain the market value of the account at $163,615. In the event the market value falls below this amount, Ohio Casualty is required to make up any deficiency. At the termination of the contract, any excess over $163,615 is payable to Ohio Casualty. At December 31, 1996, the market value of the account exceeded the $163,615 required balance by $699 compared with $2,497 in 1995 . The annual interest obligation of 7.25% was also being adequately serviced by the portfolio assets.

NOTE 9  --  LOSSES AND LOSS RESERVES

The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. The methods of making such estimates are continually reviewed and updated, and any resulting adjustments are reflected in earnings currently.

                                          1996           1995           1994
                                       ----------     ----------    -----------
Balance as of January 1,
  net of reinsurance
  recoverables of $74,119,
  $65,336 and $75,738                 $ 1,557,065    $ 1,606,487    $ 1,693,551

Incurred related to:
  Current year                          1,009,086      1,008,321      1,084,072
  Prior years                             (76,920)      (104,998)      (153,717)
                                      -----------    -----------    -----------
                                          932,166        903,323        930,355
Paid related to:
  Current year                            515,025        444,558        483,129
  Prior years                             487,584        508,187        534,290
                                      -----------    -----------    -----------
Total paid                              1,002,609        952,745      1,017,419

Balance as of December 31,
 net of reinsurance
 recoverables of $70,048,
 $74,119 and $65,336                  $ 1,486,622    $ 1,557,065    $ 1,606,487
                                      ===========    ===========    ===========

     As a result of favorable development in estimates for insured events of prior years, the incurred related to prior years shows a favorable development.

     The following table presents catastrophe losses incurred and the respective impact on the loss ratio:

                           1996           1995           1994
                           ----           ----           ----
  Incurred losses        $62,189        $27,277        $36,618
  Loss ratio effect          5.1%           2.2%           2.8%


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

     Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated environmental case reserves of $13,579, $14,467 and $10,400 were included in loss and loss adjustment expense reserves for 1996, 1995 and 1994, respectively. In 1996, the Corporation analyzed incurred but not reported reserves for general liability and commercial multiple peril to segregate between asbestos and environmental losses and all other losses. As a result of this analysis, $27,377 in incurred but not reported reserves were segregated as asbestos and environmental related. This brings total asbestos and environmental reserves as of December 31, 1996 to $40,956.

NOTE 10  --  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1996                           First      Second     Third        Fourth
--------------------------------------  ----------  ----------  -----------
Premiums and finance
  charges earned              $310,217    $304,641    $301,054    $310,739
Net investment income           44,988      43,302      46,105      48,913
Investment gains
  (losses) realized              5,954      14,948      13,507      15,263
Income from
   continuing operations         2,835      12,652      27,333      54,408
Income from
  discontinued
  operations                       713       2,181       1,056       1,279
Net income                       3,548      14,833      28,389      55,687
Net income per share               .10         .43         .81        1.58





1995                          First     Second       Third      Fourth
--------------------------------------  ----------  ----------  -----------
Premiums and finance
   charges earned         $ 322,063   $ 317,936    $ 317,165    $ 311,105
Net investment
   income                    47,384      47,106       47,003       46,614
Investment gains
   (losses) realized            893      (1,904)        (430)       7,538
Income from
  continuing
  operations                 14,406      25,543       10,275       45,139
Income from
  discontinued
  operations                    706         366        2,942          358
Net income                   15,112      25,909       13,217       45,497
Net income per
  share                         .42         .72          .37         1.28

     A new investment accounting system was implemented in the fourth quarter of 1996. The new system more accurately accrues interest and calculates amortization for mortgage-backed securities. As a result, investment income was increased by $3,977. This adjustment represents a one-time positive impact on income.

NOTE 11  --  INDUSTRY SEGMENT INFORMATION

                                 1996          1995         1994
                          ------------  ------------ ------------
Property and Casualty Insurance
   Revenue                 $1,453,623    $1,456,242   $1,501,883
   Income before taxes        116,906       121,741      112,796
   Identifiable assets      3,437,622     3,457,750    3,250,625

Premium Finance and Other
   Revenue                      6,008         6,230        4,580
   Loss before taxes           (1,868)       (1,564)      (3,470)
   Identifiable assets         65,039        26,939       69,392

Discontinued Operations (Life
Insurance)
   Revenue                     10,396      (335,835)      52,187
   Income before taxes          7,892         8,717        7,532
   Identifiable assets        347,477       511,818      418,939

NOTE 12  --  STATUTORY ACCOUNTING INFORMATION

The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, required statutory reserves, assets not admitted for statutory reporting, California Proposition 103 reserve and deferred federal income taxes.


                                    1996         1995       1994
                                  --------     -------    --------
Property and Casualty
   Insurance
   Statutory net income           $104,137     $103,802    $126,419
   Statutory policyholders'
     surplus                       984,859      876,918     659,997
Life Insurance
   Statutory net income              4,885       38,981       2,780
   Statutory policyholders'
      surplus                       58,511       92,297      43,090


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

NOTE 13  --  BANK NOTE PAYABLE

In 1994, $70,000 was borrowed under a new credit facility to replace existing debt. The new term loan has a final maturity in 2001 with equal semi-annual installment payments of $5,000 beginning in April, 1995. On March 26, 1996, the Corporation entered into an interest rate swap. The effect of the swap agreement was to establish a fixed rate of 6.34% on one-half of the outstanding loan balance. The remaining loan balance bears interest at a periodically adjustable rate. The interest rate was 6.33% at December 31, 1996. The interest rate is determined on various bases including prime rates, certificate of deposit rates and the London Interbank Offered Rate. Interest incurred on borrowings amounted to $3,769, $4,474 and $4,102 in 1996, 1995 and 1994, respectively.

Under the loan agreement, statutory surplus is $484,859 in excess of the minimum amount required to be maintained at December 31, 1996.

NOTE 14  --  CALIFORNIA WITHDRAWAL

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

     Proposition 103 was passed in the State of California in 1988 in an attempt to legislate premium rates for that state. Even after considering investment income, total returns in California have been less than what would be considered "fair" by any reasonable standard. During the fourth quarter of 1994, the State of California billed the Corporation $59,867 for Proposition 103 assessment. In February 1995, California revised this billing to $47,278 due to California Senate Bill 905 which permits reduction of the rollback due to commissions and premium taxes paid. The billing was revised again in August of 1995, and at present, the State has indicated the Corporation should not be required to pay in excess of $42,100 plus interest as a Proposition 103 assessment. As a result, the Corporation's reserve for this alleged liability is $74,376.

     The Corporation is currently involved in hearings with the State of California. The final arguments are expected to conclude in the first quarter of 1997. A ruling from the Administrative Law Judge is expected in the second quarter of 1997. At that time the Insurance Commissioner will have 60 days to take the ruling under advisement and return with his ruling. The Corporation will continue to challenge the validity of any rollback and plans to continue negotiations with Department officials. It is uncertain when this will ultimately be resolved. To date, the Corporation has paid $2,889 in legal costs related to the withdrawal, Proposition 103, and Fair Plan assessments.

NOTE 15  --  SHAREHOLDER RIGHTS PLAN

On December 15, 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Common Share Purchase Right expiring in 1999 for each outstanding share of common stock. Each right entitles the registered holder, under certain conditions, to purchase one share of common stock at a price of $75, subject to adjustment at the time rights become exercisable if a person or group acquires or announces its intention to acquire 20% or more of the common stock of the Corporation without the prior approval of the Board of Directors. The rights may be redeemed for one cent per right at any time prior to becoming exercisable.

NOTE 16  --  STOCK SPLIT

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

     On October 2, 1995, the Company transferred its life insurance and related businesses through a 100% coinsurance arrangement to Employers' Reassurance Corporation and entered into an administrative and marketing agreement with Great Southern Life Insurance Company. In connection with the reinsurance agreement, $144,469 in cash and $161,401 of securities were transferred to Employers' Reassurance to cover the liabilities of $348,479. Ohio Life received an adjusted ceding commission of $37,641 as payment. After deduction of deferred acquisition costs, the net ceding commission from the transaction was $17,284. As of December 31, 1996, $12,918 of that gain remains unamortized. This balance will be amortized over 14 years, the remaining expected life of the underlying reinsured policies. It is anticipated that Great Southern will replace Ohio Life as the primary carrier of these policies in the second quarter of 1997 through an assumption. At that time, the remaining unamortized gain will be recognized.

     Results of the discontinued life insurance operations for the years ended December 31 were as follows:


                             1996         1995        1994
                           --------    ---------     --------
Gross premiums written     $  1,428    $  38,580     $ 28,210
Net premiums earned           4,582     (345,080)      22,774
Net investment income         4,812        4,143       28,082
Realized investment gains     1,002        5,102        1,331
                           --------   ----------    ---------
Total income                 10,396     (335,835)      52,187
Income before income
   taxes                      7,892        8,717        7,532
                           --------   ----------    ---------
Provision for income
                           --------   ----------    ---------
   taxes                      2,663        4,345        1,636
                           --------   ----------    ---------
Net income                 $  5,229   $    4,372    $   5,896
                           ========   ==========    =========

     Assets and liabilities of the discontinued life insurance operations as of the years ended December 31 were as follows:


                                            1996          1995           1994
                                         ---------      ---------      --------
Cash                                     $   1,150      $   9,793      $   6,197
Investments                                 71,313        107,603        359,138
Receivables                                     (4)         5,165          2,773
Deferred policy
   acquisition costs,
   net of unamortized
   ceding commission                       (11,486)       (13,535)        24,749
Reinsurance receivable                     285,354        363,127          6,925
Other assets                                 7,380          3,570         23,325
                                         ---------      ---------      ---------
Total assets                             $ 353,707      $ 475,723      $ 423,107
                                         =========      =========      =========

Future policy benefits                   $ 280,002      $ 360,074      $ 352,400
Deferred income tax                          1,728         11,172          3,710
Other liabilities                           17,505         18,196          4,863
                                         ---------      ---------      ---------
Total liabilities                        $ 299,235      $ 389,442      $ 360,973
                                         =========      =========      =========


                              OHIO CASUALTY CORPORATION & SUBSIDIARIES
                                        SHAREHOLDER INFORMATION

STOCK PRICE AND DIVIDEND INFORMATION
(NASDAQ:  OCAS)
Quarter                      1st                 2nd           3rd           4th
==================================================================================
1996  High                 39 1/4              36 1/2         35 1/4        36 5/8
      Low                  33 1/4              33 1/4         30 3/8        32
      Dividend
      Declared             $0.40                $0.40         $0.40         $0.40

1995  High                 33 7/8              34             35 3/4        39
      Low                  28 1/4              29 1/4         31 1/2        32 7/8
      Dividend
      Declared             $0.38                $0.38         $0.38         $0.38

1997 ANTICIPATED DIVIDEND SCHEDULE

DECLARATION DATE        RECORD DATE              PAYABLE DATE
--------------------------------------------------------------------
February 20, 1997       March 3, 1997            March 10, 1997
May 15, 1997            May 30, 1997             June 10, 1997
August 21, 1997         September 1, 1997        September 10, 1997
November 20, 1997       December 1, 1997         December 10, 1997

DIVIDEND REINVESTMENT/STOCK
PURCHASE PLAN

     The Corporation maintains a dividend reinvestment/stock purchase plan for all holders of common stock. Under the Plan, shareholders may reinvest their dividends in additional shares of common stock, and may also make extra cash payments of up to $60,000 yearly toward the purchase of Ohio Casualty shares. Participation is entirely voluntary. More information on the Dividend Reinvestment and Stock Purchase Plan can be obtained by writing to the Transfer Agent listed below.

FORM 10-K ANNUAL REPORT
     The Form 10-K annual report for 1996, as filed with the Securities and Exchange Commission, is available without charge upon written request from:
     Ohio Casualty Corporation
     Office of the Chief Financial Officer
     136 N. Third St.
     Hamilton, OH  45025

TRANSFER AGENT AND REGISTRAR
     First Chicago Trust Co.
     of New York
     P.O. Box 2500
     Jersey City, NJ  07303-2500
     1-800-317-4445

ANNUAL MEETING
     The annual meeting of shareholders will be held at 10:30 a.m. on Wednesday, April 16, 1997, in the meeting rooms of The Hamiltonian Hotel, One Riverfront Plaza, Hamilton, OH 45011.

VISIT OUR INTERNET WEB SITE
  http://www.ocas.com
     The site includes current financial data about Ohio Casualty as well as other corporate and product information.