Form 10-K, Exhibit 13
period 1997-12-31
OHIO CASUALTY CORP
filed 1998-03-27
CIK 73952

OHIO CASUALTY CORPORATION & SUBSIDIARIES                          Exhibit 13
SHAREHOLDER INFORMATION






STOCK PRICE AND DIVIDEND INFORMATION
(NASDAQ:  OCAS)

Quarter                      1st      2nd        3rd        4th
-------------------------------------------------------------------
1997    HIGH              42         46 3/4      47 15/16   50 3/4
        LOW               34 3/8     36 1/8      44         43 5/16
        DIVIDEND
        DECLARED          $0.42      $0.42       $0.42      $0.42

1996    High              39 1/4     36 1/2      35 1/4     36 5/8
        Low               33 1/4     33 1/4      30 3/8     32
        Dividend
        Declared          $0.40      $0.40       $0.40      $0.40



1998 ANTICIPATED DIVIDEND SCHEDULE

DECLARATION DATE        RECORD DATE              PAYABLE DATE
----------------------------------------------------------------------------
February 19, 1998      March 2, 1998            March 10, 1998
May 21, 1998           June 1, 1998             June 10, 1998
August 20, 1998        September 1, 1998        September 10, 1998
November 19, 1998      December 1, 1998         December 10, 1998






DIVIDEND REINVESTMENT/STOCK PURCHASE PLAN

     The Corporation offers a dividend reinvestment/stock purchase plan for all registered holders of common stock. Under the Plan, shareholders may reinvest their dividends to buy additional shares of common stock, and may also make extra cash payments of up to $60,000 yearly toward the purchase of Ohio Casualty shares. Participation is entirely voluntary. More information on the dividend reinvestment/stock purchase plan can be obtained by writing to the Transfer Agent listed below.

FORM 10-K ANNUAL REPORT

     The Form 10-K annual report for 1996, as filed with the Securities and Exchange Commission, is available without charge upon written request from:

           Ohio Casualty Corporation
           Office of the Chief Financial Officer
           136 N. Third St.
           Hamilton, OH  45025

TRANSFER AGENT AND REGISTRAR
           First Chicago Trust Company
           of New York
           P.O. Box 2500
           Jersey City, NJ  07303-2500
           1-800-317-4445

ANNUAL MEETING

     The annual meeting of shareholders will be held at 10:30 a.m. on Wednesday, April 15, 1998, in the meeting rooms of The Hamiltonian Hotel, One Riverfront Plaza, Hamilton, OH 45011.


VISIT OUR INTERNET WEB SITE HTTP://WWW.OCAS.COM

     The site includes current financial data about Ohio Casualty as well as other corporate and product information.

OHIO CASUALTY CORPORATION & SUBSIDIARIES
FINANCIAL HIGHLIGHTS



(IN THOUSANDS)                        1997             1996             1995
============================================================================
Gross premiums and
     finance charges            $1,240,681       $1,240,354       $1,294,541
Investment income,
     less expenses                 177,700          183,308          188,107
Income before investment
     gains                          97,406           64,941           91,400
Realized investment gains,
     after taxes                    32,986           32,287            3,963
Income from discontinued
     operations                      8,655            5,229            4,372
Net income                         139,047          102,457           99,735
Property and casualty
     combined ratio                  105.3%           109.5%           104.0%

BASIC AND DILUTED EARNINGS
  PER COMMON SHARE
Income before investment
     gains                      $     2.85       $     1.85       $     2.56
Realized investment
     gains, after taxes               0.96             0.91             0.11
Income from discontinued
     operations                       0.25             0.15             0.12
Net income                            4.06             2.91             2.79
Book value                           39.11            33.44            31.39
Dividends                             1.68             1.60             1.52

FINANCIAL CONDITION
Assets                          $3,778,782       $3,889,981       $3,980,142
Shareholders' equity             1,314,829        1,175,100        1,111,014

Average shares
     outstanding - basic            34,228           35,247           35,750
Average shares
     outstanding - diluted          34,257           35,254           35,759
Shares outstanding
     on December 31                 33,622           35,141           35,396
Number of shareholders               6,200            6,500            6,100

OHIO CASUALTY CORPORATION & SUBSIDIARIES
TEN-YEAR SUMMARY OF OPERATIONS

(IN MILLIONS)                                                           1997         1996            1995            1994
================================================================================================================================

CONSOLIDATED OPERATIONS

Income after taxes
      Operating income                                          $          97.4 $          64.9 $          91.4 $          77.1
      Realized investment gains (losses)                                   33.0            32.3             4.0            14.2
--------------------------------------------------------------------------------------------------------------------------------
      Income from continuing operations                                   130.4            97.2            95.4            91.3
      Discontinued operations                                               8.7             5.3             4.3             5.9
      Cumulative effect of accounting changes                               0.0             0.0             0.0            (0.3)
--------------------------------------------------------------------------------------------------------------------------------
      Net income                                                          139.1           102.5            99.7            96.9
================================================================================================================================

Income after taxes per average share outstanding - BASIC
      Operating income                                                     2.85            1.85            2.56            2.14
      Realized investment gains (losses)                                   0.96            0.91            0.11            0.40
      Discontinued operations                                              0.25            0.15            0.12            0.16
      Cumulative effect of accounting changes                              0.00            0.00            0.00           (0.01)
--------------------------------------------------------------------------------------------------------------------------------
      Net income                                                           4.06            2.91            2.79            2.69
================================================================================================================================

      Average shares outstanding - BASIC                                   34.2            35.2            35.8            36.0

Income after taxes per average share outstanding - DILUTED
      Operating income                                                     2.85            1.85            2.56            2.14
      Realized investment gains (losses)                                   0.96            0.91            0.11            0.40
      Discontinued operations                                              0.25            0.15            0.12            0.16
      Cumulative effect of accounting changes                              0.00            0.00            0.00           (0.01)
--------------------------------------------------------------------------------------------------------------------------------
      Net income                                                           4.06            2.91            2.79            2.69
================================================================================================================================

      Average shares outstanding -DILUTED                                  34.3            35.3            35.8            36.0

      Total assets                                                      3,778.8         3,890.0         3,980.1         3,739.0
      Shareholders' equity                                              1,314.8         1,175.1         1,111.0           850.8
      Book value per share                                                39.11           33.44           31.39           23.64
      Dividends paid per share                                             1.68            1.60            1.52            1.46
      Percent increase over previous year                                   5.0%            5.3%            4.1%            2.8%

PROPERTY AND CASUALTY OPERATIONS

      Net premiums written                                              1,207.6         1,209.0         1,250.6         1,286.4
      Net premiums earned                                               1,204.3         1,223.4         1,264.6         1,297.7
      GAAP underwriting gain (loss) before taxes                          (49.6)         (112.2)          (68.8)          (92.9)

      Loss ratio                                                           62.7%           66.5%           61.2%           61.6%
      Loss expense ratio                                                    9.4%            9.7%           10.2%           10.0%
      Underwriting expense ratio                                           33.2%           33.3%           32.6%           32.2%
      Combined ratio                                                      105.3%          109.5%          104.0%          103.8%

      Investment income before taxes                                      172.4           179.4           184.6           183.8
      Per average share outstanding                                        5.04            5.09            5.16            5.10

      Property and casualty reserves
         Unearned premiums                                                494.9           491.4           505.8           517.8
         Losses                                                         1,174.5         1,215.8         1,268.1         1,303.6
         Loss adjustment expense                                          307.2           331.8           356.1           367.3

      Statutory policyholders' surplus                                  1,109.5           984.9           876.9           660.0

                                                                                                        10-Year Compound
         1993            1992            1991            1990            1989            1988            Annual Growth
================================================================================================================================




    $         51.5  $         57.8  $         99.1  $         94.6  $        109.3  $        135.2                0.6%
              28.7            35.1             9.8            (8.7)          (10.5)          (14.2)               0.0%
--------------------------------------------------------------------------------------------------------------------------------
              80.2            92.9           108.9            85.9            98.8           121.0                5.8%
               6.8             4.1            (1.0)           (1.8)            2.7             7.0                6.8%
               0.0             1.5             0.0             0.0             0.0             0.0                0.0%
--------------------------------------------------------------------------------------------------------------------------------
              87.0            98.5           107.9            84.1           101.5           128.0                5.9%
================================================================================================================================


              1.43            1.60            2.77            2.47            2.56            3.10                3.4%
              0.80            0.98            0.27           (0.23)          (0.25)          (0.32)               0.0%
              0.19            0.12           (0.03)          (0.05)           0.06            0.16                9.6%
              0.00            0.04            0.00            0.00            0.00            0.00                0.0%
--------------------------------------------------------------------------------------------------------------------------------
              2.42            2.74            3.01            2.19            2.37            2.94                8.8%
================================================================================================================================

              36.0            36.0            35.8            38.4            42.8            43.6               (2.7)%


              1.43            1.60            2.76            2.47            2.55            3.10                3.4%
              0.79            0.98            0.27           (0.23)          (0.25)          (0.32)               0.0%
              0.19            0.12           (0.03)          (0.05)           0.06            0.16                9.6%
              0.00            0.04            0.00            0.00            0.00            0.00                0.0%
--------------------------------------------------------------------------------------------------------------------------------
              2.41            2.74            3.00            2.19            2.36            2.94                8.8%
================================================================================================================================

              36.0            36.0            35.9            38.5            42.9            43.6               (2.7)%

           3,816.8         3,760.7         3,531.3         3,252.9         3,145.7         2,922.0                3.5%
             862.3           825.2           774.5           651.2           775.0           718.5                7.9%
             23.93           23.43           21.58           18.19           18.46           16.65               10.9%
              1.42            1.34            1.24            1.16            1.04            0.94                7.2%
               6.0%            8.1%            6.9%           11.5%           10.6%           11.9%



           1,306.0         1,508.5         1,492.3         1,468.4         1,377.6         1,353.2               (1.2)%
           1,379.4         1,517.6         1,469.1         1,438.0         1,364.2         1,339.6               (1.2)%
            (147.3)         (130.8)          (74.5)          (79.4)          (62.6)          (16.3)

              64.9%           63.7%           60.4%           61.4%           58.4%           55.2%
              11.8%           10.8%           10.6%           10.9%           12.1%           11.8%
              33.6%           33.5%           33.9%           33.0%           33.2%           33.8%
             110.3%          108.0%          104.9%          105.3%          103.7%          100.8%

             190.4           194.6           191.6           176.7           187.7           169.8                0.9%
              5.29            5.41            5.34            4.59            4.38            3.89                3.8%


             529.6           596.1           605.2           582.0           551.6           538.2               (0.6)%
           1,378.0         1,309.2         1,216.1         1,148.9         1,061.5           979.3                2.4%
             390.6           364.0           350.0           335.1           308.5           273.1                2.4%

             713.6           674.2           643.4           465.8           531.6           452.1                9.3%

                       MANAGEMENT'S DISCUSSION & ANALYSIS


RESULTS OF OPERATIONS
       Net income increased 35.7% for 1997 to $139.0 million or $4.06 per share while the combined ratio decreased by 4.2 points to 105.3%. Losses were negatively impacted by catastrophes with $21.4 million of catastrophe losses in 1997 versus $62.2 million in 1996. Underwriting expenses continued to decline in 1997, down, $2.1 million from 1996, which had declined over $3.8 million from 1995. General operating expenses, a component of underwriting expenses, have increased over the period of 1995 to 1997. The increase in operating expenses is primarily due to expenditures in two categories. First, advertising expenses increased as part of the Corporation's efforts to increase name recognition of its property and casualty companies. Second, the branch consolidation process results in extra expenditures in the year of closing. We are beginning to see the efficiencies that are produced through this process in declining statutory underwriting expenses. Branch consolidation resulted in closing 16 branches in 1997, 7 branches in 1996 and 3 branches in 1995. We anticipate closing an additional 3 branches in 1998.
       Net premiums written were flat for the year. However, if the impact of residual market and canceled agent reductions are excluded, there was an increase of 5.3% of written premium from our active agents. Our growth campaign continued to be led in 1997 by our key agents with a 7.1% increase in written premium for the year.
       Net cash produced from operations was $26.4 million compared with cash used of $14.0 million in 1996 and cash used of $56.4 million in 1995. Investing activities produced net cash of $164.0 million in 1997, compared with $112.7 million in 1996 and $151.0 million in 1995. Dividend payments were $57.5 million in 1997 compared with $56.4 million in 1996 and $54.3 million in 1995. Total cash used for financing activities was $131.9 million in 1997 compared with $75.4 million in 1996 and $85.0 million in 1995. Overall, total cash generated in 1997 was $58.4 million, compared with $23.3 million in 1996 and $9.6 million in 1995.
       In order to evaluate corporate performance relative to shareholders' expectations, the Corporation calculates a five-year average return on equity. Net income and unrealized gains and losses on investments are included in the calculation to derive a total return. A five-year average is used to correspond to our planning horizon and emphasize consistent long term returns, not intermediate fluctuations. At December 31, 1997, our five-year average return on equity was 15.5% compared with 13.4% calculated at December 31, 1996 compared with 16.2% at December 31, 1995.

PROPERTY AND CASUALTY
       Property and casualty operating income was $97.4 million, $2.84 per share, in 1997 compared with $66.1 million, $1.88 per share, in 1996 and $92.5 million, $2.59 per share in 1995. Catastrophe losses in 1997 totaled $21.4 million compared with $62.2 million in 1996 and $27.3 million in 1995. There were 25 separate catastrophes in 1997 compared with 39 catastrophes in 1996 and 34 in 1995. Catastrophe losses added 1.8 points to the combined ratio in 1997 compared with 5.1 points in 1996 and 2.2 points in 1995. The 1996 losses were largely due to winter and spring storms in the Midwest.
       Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $1,109.5 million at December 31, 1997 compared with $984.9 million at December 31, 1996 and $876.9 million at December 31, 1995. The increases were due primarily to the unrealized gains in our investment portfolio.
       The ratio of premiums written to statutory surplus has not exceeded 1.7 to 1 for any property and casualty company in The Ohio Casualty Group in any of the last three years. This ratio is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Corporation to grow by writing additional business. Currently, the Corporation's ratio is 1.1 to 1. Ratios below 3 to 1 generally indicate additional capacity and financial strength.
       The National Association of Insurance Commissioners has developed a "Risk Based Capital" formula for property and casualty insurers and life insurers. The formulas are intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. Under the current formulas, all insurance companies in The Ohio Casualty Group have at least twice the necessary capital.
       In a continuing effort to maximize the use of technology in our industry, we are furthering the expansion of our Internet applications. This is being accomplished with our newest subsidiary, Avomark, which began operations on January 1, 1998. Targeting two New York locales, the company plans to reach those consumers who find ease and convenience in buying our product through use of the Internet and direct telemarketing.
       In addition to identifying new marketing opportunities, we continue working to improve customer retention through improved service and better products thus leading to increased premium income and profitability. This focus on our policyholders has yielded increasing retention. By retaining valued customers, the Corporation is able to increase premium volume while limiting the higher expense associated with new business underwriting.





PREMIUM DISTRIBUTIONS BY TOP STATES
                     1997     1996     1995
New Jersey           17.9%    18.3%   18.1%
Ohio                 10.7%    10.2%    9.6%
Pennsylvania          8.3%     9.4%   10.0%
Kentucky              8.2%     7.2%    6.5%
Illinois              5.2%     5.0%    5.1%

       After declining in 1995, premiums written increased in both Ohio and Kentucky in 1996 and 1997. In Ohio, premiums grew 4.8% in 1997, 1.6% in 1996, and declined 3.3% in 1995. Primarily, this growth has come from the auto and CMP lines of business. Net written premiums in Ohio totaled $129.8 million in 1997, $123.8 million in 1996 and $120.4 million in 1995. In Kentucky, premiums grew 14.6% in 1997, 6.1% in 1996 and declined .2% in 1995. Net written premiums in Kentucky totaled $99.1 million in 1997, $86.5 million in 1996 and $81.7 million in 1995.
       New Jersey showed a small decline in premiums written of 2.3% during 1997. Net premiums written were $216.0 million compared with $221.2 million in 1996 and $226.5 million in 1995. The reduction in premium growth is primarily due to a decline in the workers compensation, general liability and auto lines of business. New Jersey requires insurers to write all submitted auto business that meets underwriting guidelines regardless of risk concentration.
       Premiums written in Pennsylvania declined during 1997 to $99.8 million compared with $113.5 million in 1996 and $125.7 million in 1995. This decline has primarily been driven by competitive pricing conditions in commercial lines during 1997. The Corporation is currently developing strategies to help counteract this decline. We remain committed to the state of Pennsylvania and believe we can generate premium growth in all lines in 1998.


COMBINED RATIOS
                                       1997          1996         1995         1994        1993
================================== ============== ============ ============ =========== ===========
Automobile                                107.1%       109.1%       103.9%      101.9%      103.5%
Commercial Multiple Peril, Fire
   and Inland Marine                      107.7%       115.0%       105.7%      108.6%      124.2%
General Liability                         103.0%        89.1%       105.3%       90.3%      120.6%
Workers' Compensation                      93.0%        94.3%        93.7%       87.8%      111.3%
Homeowners                                111.2%       135.9%       113.7%      135.7%      118.0%
Fidelity and Surety                        76.5%        73.4%        84.5%       72.8%       79.1%
---------------------------------- -------------- ------------ ------------ ----------- -----------
              Total                       105.3%       109.5%       104.0%      103.8%      110.3%
================================== ============== ============ ============ =========== ===========

DISCONTINUED OPERATIONS
       During 1995, the Corporation's life operations were discontinued. We found it increasingly difficult to achieve our targeted 16% rate of return in this segment of our business. After extensive analysis, it was determined that a 16% return could not be achieved without substantial capital contributions and a dramatic overhaul of the life operations. Since this was a small segment of our overall business, it was decided that this would not be a prudent use of our capital. Therefore, on October 2, 1995, the Corporation signed the final documents to reinsure the existing blocks of business with Great Southern Life Insurance Company. The existing blocks of business were reinsured through a 100% coinsurance arrangement.
       During the fourth quarter of 1997, Great Southern Life Insurance Company legally replaced Ohio Life as the primary insurer on approximately 76% of the life insurance business subject to the 1995 reinsurance agreement with Ohio Life. As a result of this assumption, fourth quarter net income for the Corporation was positively impacted by a partial recognition of unamortized ceding commission from the original agreement. The before-tax income impact for the quarter was $8.1 million or $.24 per share. The after-tax impact was $5.3 million or $.16 per share. There remains approximately $2.2 million in unamortized ceding commission. This will continue to be amortized over the remaining life of the policies which have yet to be assumed by Great Southern.
       Net income from discontinued operations amounted to $8.7 million or $.25 per share in 1997 compared with $5.2 million or $.15 per share in 1996 and $4.4 million or $.12 per share in 1995.

REINSURANCE
       In order to preserve capital and shareholder value, Ohio Casualty Corporation purchases reinsurance to protect the Corporation against large or catastrophic losses. The Property Per Risk contract covers Ohio Casualty in the event that an insured sustains a property loss in excess of $1.0 million in a single insured event. Property reinsurance covers $15.0 million in excess of the retention. The Casualty Per Occurrence contract covers the Corporation in the event that an insured sustains a liability loss in excess of $1.0 million in a single insured event. Casualty reinsurance covers $11.0 million in excess of the retention; and workers' compensation reinsurance covers $74.0 million in excess of the retention.
       The Catastrophe Reinsurance contract protects the Corporation against an accumulation of losses arising from one defined catastrophic occurrence or series of events. The 1998 Catastrophe Program, similar to 1997, provides $150.0 million coverage in excess of the Corporation's $25.0 million retention. In 1997, a portion of the Catastrophe Program was again renewed with a multi-year placement. In 1998, approximately 55% of our reinsurance program is on a three-year placement. The multi-year placements maintain rates, continuity, and each reinsurers' overall share on the program. Over the last twenty years, there were two events that triggered coverage under our catastrophe contract. Losses and loss adjustment expenses from the Oakland Fires in 1991 and Hurricane Andrew in 1992 totaled $31.5 million and $29.8 million, respectively. Both of these losses exceeded our prior retention amount of $13.0 million. The Corporation recovered $30.3 million from reinsurers as a result of these events. Our reinsurance limits are designed to cover our exposure to an event expected to occur once every 300 years.
       Since the Corporation's reinsurance protection is an important component in our financial plan, we closely monitor the financial health of each of our reinsurers. Annually, financial statements are reviewed and various ratios calculated to identify reinsurers who have ceased to meet our high standards of financial strength. If any reinsurers fail these tests, they are removed from the program at renewal.

LOSS AND LOSS ADJUSTMENT EXPENSES
       The Corporation's largest liabilities are the reserves for losses and loss adjustment expenses. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. These reserves amounted to $1.5 billion at December 31, 1997 and $1.6 billion at December 31, 1996 and 1995.

       In 1997, the Corporation continued the use of a toll free number for direct reporting of claims. The percentage of all claims handled by direct reporting was approximately 55% in 1997. This compares with 50% in 1996 and 30% in 1995. The Corporation continues to receive positive feedback on this option from our policyholders.
       In recent years, environmental liability claims have expanded greatly in the insurance industry. Fortunately, Ohio Casualty has a substantially different mix of business than the industry. We have historically written small commercial accounts, and have not attracted significant manufacturing liability coverage. As a result, our environmental liability claims are substantially below the industry average. Our liability business reflected our current mix of approximately 67% contractors, 15% building/premises, 13% mercantile and only 5% manufacturers. Within the manufacturing category, we have concentrated on the light manufacturers which further limits our exposure to environmental claims.
       Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 1997, 1996 and 1995 respectively those reserves were $40.1 million, $41.0 million and $40.7 million. Asbestos reserves were $7.0 million , $5.2 million and $5.2 million and environmental reserves were $33.2 million, $35.7 million and $35.5 million for those respective years. These loss estimates are based on the currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is some uncertainty as to the ultimate liability. The Corporation's insurance subsidiaries changed their pollution exclusion policy language between 1985 and 1987 to effectively eliminate these coverages.

CALIFORNIA WITHDRAWAL
       On June 15, 1992, the Corporation announced its intention to withdraw its business operations from California due to the lack of profitability and the difficult regulatory environment. In December 1992, the Corporation stopped writing business in California and filed a withdrawal plan with the California Department of Insurance.
       Under the terms of the plan, The Ohio Casualty Insurance Company, Ohio Security Insurance Company, and West American Insurance Company would withdraw from California, leaving American Fire and Casualty Company licensed to wind down the affairs of the Group. Also, the plan required the withdrawing companies to transfer their California liabilities to American Fire and Casualty Company along with assets to secure those liabilities. In April 1995, the California Department of Insurance gave final approval for withdrawal and the Corporation implemented the withdrawal plan.
       Proposition 103 was passed in the State of California in 1988 in an attempt to legislate premium rates for that state. Based on previous statements by the California Department of Insurance and the Corporation's lack of profitability in the state, it was concluded that no significant liability for premium rollbacks existed. However, at the end of 1994, and again in 1995, the State of California billed the Corporation for varying amounts. At year end 1996, the state's assertion of the Corporation's liability was $42.1 million plus accrued interest. An administrative hearing process is ongoing concerning the potential rollback liability.
       Upon the Administrative Law Judge's request that it submit what it now asserts is the rollback liability for Ohio Casualty, the California Department of Insurance filed two revised rollback calculations in December 1997. These alternatives, based on concession of certain issues, provide a range of rollback liabilities between $35.9 million plus interest and $39.9 million plus interest.
       In January 1998, the Judge indicated her intent to rule under the departments regulations, without consideration of Ohio Casualty's constitutional challenge, that Ohio Casualty's liability should be below $30 million plus interest. The commissioner may accept or reject the Judge's ultimate decision in whole or in part, and his determination will be subject to de novo review by the state superior court.
       After consultation with outside counsel, the Corporation has determined that the $35.9 million plus interest is the more reasonable of the two Department calculations should the Department of Insurance prevail. Our current reserve of $66.9 million is based on this testimony. We made no additions to reserves for principal amounts in 1997; however, we continue to accrue interest on the assessed liability. Reducing this alleged liability positively impacted net income by $4.9 million or $.14 per share in 1997. Increases in reserve due to accruing interest negatively impacted net income by $2.7 million or $.08 per share in 1996 and $14.9 million or $.42 per share in 1995.
       The Corporation continues to challenge the validity of any rollback and plans to continue negotiations with Department officials. While we anticipate an administrative decision in 1998, it is uncertain when this matter will ultimately be resolved.

INVESTMENTS
       Consolidated pre-tax investment income from continuing operations decreased 3.1% to $177.7 million in 1997 compared with $183.3 million in 1996 and $188.1 million in 1995. After-tax investment income totaled $133.6 million in 1997 compared with $138.6 million in 1996 and $138.4 million in 1995. Pre-tax and after-tax investment income comparisons are impacted by an increased investment in municipal bonds beginning in 1996.
       Cash flow from investment income has been impacted by our continued share repurchase program. During 1997, Ohio Casualty Corporation purchased 1,544,688 shares of its common stock at a cost of $64.9 million compared with 264,600 shares for $9.2 million in 1996 and 613,900 shares for $20.9 million in 1995. The Corporation is currently authorized to repurchase 2.0 million additional shares of its common stock to be held as treasury shares for stock options or other general corporate purposes. Since the beginning of 1987, we have repurchased 12.2 million shares at an average cost of $24.55 per share. We believe that when the market value of our stock fails to reflect the prospects of our operations, repurchasing shares is a prudent use of our capital. In the future, we intend to continue repurchasing shares when doing so makes economic sense for the Corporation and its shareholders.
       At year end 1997, consolidated investments had a carrying value of $3.2 billion. The excess of market value over cost was $697.6 million, compared with a $499.7 million excess at year end 1996 and $465.9 million at year end 1995. The increase in the excess of market value over cost in 1997 was attributable to the strong performance of our equity and fixed income portfolios. After-tax realized investment gains from continuing operations amounted to $33.0 million in 1997 compared with $32.3 million in 1996 and $4.0 million in 1995.
       We continue to have no exposure to futures, forwards, caps, floors, or similar derivative instruments as defined by Statement of Financial Accounting Standards No. 119. However, as noted in footnote number 14, we have an interest rate swap with Chase Manhattan Bank covering the outstanding balance of our line of credit. This swap is not classified as an investment but rather as a hedge against a portion of the variable rate loan. As of December 31, 1997, Ohio Casualty maintained a $347.1 million mortgage-backed securities portfolio compared with $446.9 million at December 31, 1996 and $403.1 million at December 31, 1995. The majority of our mortgage-backed securities holdings are less volatile planned amortization class, sequential structures and agency pass-through securities. $5.8, $27.0, $27.8 million of this portfolio was invested in more volatile bond classes (e.g.
interest-only, super-floaters, inverses) in 1997, 1996 and 1995, respectively.
       Ohio Casualty's fixed income strategy has been to maintain a portfolio with a laddered maturity structure and an intermediate duration. We believe that our portfolio composition and duration continue to be appropriate for our insurance business. Further, we do not try to time the financial markets. Instead, we believe it is prudent to remain fully invested at all times, subject only to our liquidity needs.
       Tax exempt bonds were 39.4% of the fixed income portfolio at year end 1997 versus 34.4% at December 31, 1996 and 37.3% at December 31, 1995. This higher average exposure to municipals reflects our internal tax planning strategy as well as our belief that, coming into 1997, municipals were attractive relative to taxable bond alternatives.
       Our commitment to a diversified, growth-oriented equity portfolio remains unchanged. Equity investments have increased as a percentage of our consolidated portfolio from 21.4% in 1995 to 23.5% in 1996 to 27.3% at year end 1997. This increase is entirely attributable to market appreciation of existing investments as opposed to commitment of new funds. In fact, no new funds have been allocated to equities in the last three years.

YEAR 2000
       Recently, the "Year 2000 Problem" has received extensive press in the insurance industry. According to published reports, many companies are making large expenditures in order to convert their computer systems to recognize the year 2000. Most computer systems were originally written with two digit date fields. Therefore, the computer believes that the difference between `99 and `00 is a negative 99 years instead of one year. This would obviously create havoc with date related calculations such as policy premiums.
       Ohio Casualty started very early converting our computer systems to be year 2000 compliant as we modified and adjusted the programs for other purposes. As such, the Corporation has not had to make such a dedicated and expensive effort to fix the problem. Currently over 70% of our systems have been modified for year 2000. We have added compliance testing to our year 2000 compliance criteria. Compliance testing involves migrating our data forward and changing the internal date in the computer to critical dates in late 1999 and early 2000. With this addition to our criteria we are over 50% completed with the entire year 2000 compliance process. Complete testing of year 2000 compliance for all systems is set to be completed by the end of 1998. To date, we have spent approximately $.7 million and expect to spend an additional $1.4 million to complete our efforts.
       The readiness of outside parties, such as vendors, agents or governmental units, also play a role in the Company's exposure to the "Year 2000 Problem." In 1997, Ohio Casualty contacted those parties to request written verification that their software will be compliant. As of year end 1997, over 50% have responded. The Corporation expects this process to be completed by year end 1998.

OHIO CASUALTY CORPORATION & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET



DECEMBER 31 (IN THOUSANDS)                                               1997                1996                 1995
=======================================================================================================================

ASSETS

Investments:
      Fixed maturities:
         Available for sale, at fair value                     $    2,226,030      $    2,310,938       $    2,407,853
              (Cost:  $2,112,291; $2,225,517; $2,276,150)
      Equity securities, at fair value                                859,475             721,152              661,154
              (Cost:  $275,637; $306,865; $326,999)
      Short-term investments at cost                                   65,849              41,546               14,399
-----------------------------------------------------------------------------------------------------------------------
      Total investments                                             3,151,354           3,073,636            3,083,406
Cash                                                                   54,206              20,078               23,883
Premiums and other receivables                                        193,615             186,676              196,175
Deferred policy acquisition costs                                     126,063             116,684              119,795
Property and equipment                                                 50,699              42,239               43,846
Reinsurance recoverable                                               108,962             362,683              446,167
Other assets                                                           93,883              87,985               66,870
-----------------------------------------------------------------------------------------------------------------------
      Total assets                                             $    3,778,782      $    3,889,981       $    3,980,142
=======================================================================================================================

LIABILITIES

Insurance reserves:
      Unearned premiums                                        $      495,076      $      491,613       $      506,035
      Losses                                                        1,176,614           1,224,873            1,275,077
      Loss adjustment expenses                                        307,193             331,797              356,107
      Future policy benefits                                           34,148             280,002              360,074
Note payable                                                           40,000              50,000               60,000
California Proposition 103 reserve                                     66,908              74,376               70,167
Deferred income taxes                                                  95,389              27,993                2,112
Other liabilities                                                     248,625             234,227              239,556
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                             2,463,953           2,714,881            2,869,128
      Commitments and contingent liabilities (see Notes 1 and 8)
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common stock, $.125 par value                                           5,850               5,850                5,850
      Authorized:  150,000,000 shares
      Issued shares:  46,803,872
Additional paid-in capital                                              3,923               3,603                3,422
Unrealized gain on investments,
      net of applicable income taxes                                  454,241             332,042              305,049
Retained earnings                                                   1,158,308           1,076,545            1,030,468
Treasury stock, at cost
      (Shares:  13,182,240; 11,662,559; 11,407,745)                  (307,493)           (242,940)            (233,775)
-----------------------------------------------------------------------------------------------------------------------

      Total shareholders' equity                                    1,314,829           1,175,100            1,111,014
-----------------------------------------------------------------------------------------------------------------------

      Total liabilities and shareholders' equity               $    3,778,782      $    3,889,981       $    3,980,142
=======================================================================================================================

See notes to consolidated financial statements

      OHIO CASUALTY CORPORATION & SUBSIDIARIES
          STATEMENT OF CONSOLIDATED INCOME





YEAR ENDED DECEMBER 31 (IN THOUSANDS)                              1997                1996               1995
===============================================================================================================

Premiums and finance charges earned                      $    1,208,974     $     1,226,651     $    1,268,269
Investment income less expenses                                 177,700             183,308            188,107
Investment gains realized, net                                   50,749              49,672              6,096
---------------------------------------------------------------------------------------------------------------

        Total income                                          1,437,423           1,459,631          1,462,472


Losses and benefits for policyholders                           751,207             812,234            774,282
Loss adjustment expenses                                        113,435             118,354            128,099
General operating expenses                                      103,299             100,939             89,970
Amortization of deferred policy
   acquisition costs                                            303,494             308,856            327,055
California Proposition 103 reserve,
   including interest                                            (7,469)              4,210             22,889
---------------------------------------------------------------------------------------------------------------

        Total expenses                                        1,263,966           1,344,593          1,342,295


Income from continuing operations
    before income taxes                                         173,457             115,038            120,177
Income taxes
   Current                                                       44,263              10,173             23,514
   Deferred                                                      (1,198)              7,637              1,300
---------------------------------------------------------------------------------------------------------------

        Total income taxes                                       43,065              17,810             24,814
---------------------------------------------------------------------------------------------------------------


Income before discontinued operations                           130,392              97,228             95,363
Income from discontinued operations
   net of taxes of $4,661, $2,663 and
   $4,345 (see Note 17)                                           8,655               5,229              4,372
---------------------------------------------------------------------------------------------------------------

        Net income                                       $      139,047     $       102,457     $       99,735
===============================================================================================================


Average shares outstanding                                       34,228              35,247             35,750


Basic and diluted earnings per share:
   Income before discontinued operations                 $         3.81     $          2.76     $         2.67
   Income from discontinued operations                             0.25                0.15               0.12
---------------------------------------------------------------------------------------------------------------
        Net income per share                             $         4.06     $          2.91     $         2.79
===============================================================================================================


See notes to consolidated financial statements

OHIO CASUALTY CORPORATION & SUBSIDIARIES
STATEMENT OF CONSOLIDATED
SHAREHOLDERS' EQUITY





                                                  ADDITIONAL      UNREALIZED                                            TOTAL
                                     COMMON        PAID-IN       GAIN (LOSS)       RETAINED         TREASURY         SHAREHOLDERS'
(IN THOUSANDS)                       STOCK         CAPITAL      ON INVESTMENTS     EARNINGS          STOCK              EQUITY
====================================================================================================================================
Balance,
January 1, 1995                    $   5,850    $      3,271    $     69,610    $      985,068   $     (213,009)   $       850,790

Unrealized gain                                                      360,372                                               360,372
Deferred income tax on
     net unrealized loss                                            (124,933)                                             (124,933)
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (16,771 shares)                            151                                                427                578
Repurchase of treasury
     stock (613,900 shares)                                                                             (21,193)           (21,193)
Net income                                                                              99,735                              99,735
Cash dividends paid
     ($1.52 per share)                                                                 (54,335)                            (54,335)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1995                  $   5,850    $      3,422    $    305,049    $    1,030,468   $     (233,775)   $     1,111,014

Unrealized gain                                                       40,297                                                40,297
Deferred income tax on
     net unrealized gain                                             (13,304)                                              (13,304)
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (9,786 shares)                             181                                                  3                184
Repurchase of treasury
     stock  (264,600 shares)                                                                             (9,168)            (9,168)
Net income                                                                             102,457                             102,457
Cash dividends paid
     ($1.60 per share)                                                                 (56,380)                            (56,380)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996                  $   5,850    $      3,603    $    332,042    $    1,076,545   $     (242,940)   $     1,175,100

Unrealized gain                                                      188,081                                               188,081
Deferred income tax on
     net unrealized gain                                             (65,882)                                              (65,882)
Net issuance of treasury
     stock under stock option
     plan and by charitable
     donation (25,007 shares)                            320                               172              305                797
Repurchase of treasury
     stock  (1,544,688  shares)                                                                         (64,858)           (64,858)
Net income                                                                             139,047                             139,047
Cash dividends paid
     ($1.68  per share)                                                                (57,456)                            (57,456)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
DECEMBER 31, 1997                  $   5,850    $      3,923    $    454,241    $    1,158,308   $     (307,493)   $     1,314,829
===================================================================================================================================


See notes to consolidated financial statements

OHIO CASUALTY CORPORATION & SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS




YEAR ENDED DECEMBER 31 (IN THOUSANDS)                                              1997                1996               1995
===============================================================================================================================

CASH FLOWS FROM:
     Operations
         Net income                                                      $      139,047     $       102,457     $       99,735
         Adjustments to reconcile net income to
            cash from operations:
                Changes in:
                    Insurance reserves                                         (315,255)           (169,006)           116,397
                    Income taxes                                                 10,691               8,238             (7,157)
                    Premiums and other receivables                               (6,939)              9,500              2,993
                    Deferred policy acquisition costs                            (9,379)              3,111             45,838
                    Reinsurance recoverable                                     253,720              83,484           (358,418)
                    Other assets                                                (22,339)                775              6,871
                    Other liabilities                                            20,677             (18,442)            14,577
                    California Proposition 103 reserves                          (7,469)              4,209             21,353
                    Depreciation and amortization                                16,035              12,388             12,600
                    Investment (gains) losses                                   (52,382)            (50,674)           (11,199)
-------------------------------------------------------------------------------------------------------------------------------
     Net cash from operations                                                    26,407             (13,960)           (56,410)
-------------------------------------------------------------------------------------------------------------------------------

INVESTING
     Purchase of securities:
         Fixed income securities - available for sale                          (351,393)           (539,690)          (944,077)
         Equity securities                                                      (66,433)            (74,243)           (86,517)
     Proceeds from sales:
         Fixed income securities - available for sale                           342,193             501,394            929,890
         Equity securities                                                      144,688             122,970             89,771
     Proceeds from maturities and calls:
         Fixed income securities - available for sale                           103,165             101,970            132,572
         Equity securities                                                       10,013               6,702             47,605
     Property and equipment:
         Purchases                                                              (18,968)             (7,340)           (19,071)
         Sales                                                                      702                 952                813
-------------------------------------------------------------------------------------------------------------------------------
            Net cash from investments                                           163,967             112,715            150,986
-------------------------------------------------------------------------------------------------------------------------------

FINANCING
     Note payable repayment                                                     (10,000)            (10,000)           (10,000)
     Proceeds from exercise of stock options                                        371                 135                578
     Purchase of treasury stock                                                 (64,858)             (9,168)           (21,193)
     Dividends paid to shareholders                                             (57,456)            (56,380)           (54,335)
-------------------------------------------------------------------------------------------------------------------------------
            Net cash used in financing activities                              (131,943)            (75,413)           (84,950)
-------------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                          58,431              23,342              9,626
Cash and cash equivalents, beginning of year                                     61,624              38,282             28,656
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   $      120,055     $        61,624     $       38,282
===============================================================================================================================


See notes to consolidated financial statements

NOTE  1  --  ACCOUNTING POLICIES

A. The consolidated financial statements have been prepared on the basis of generally accepted accounting principles and include the accounts of Ohio Casualty Corporation and its subsidiaries. All significant inter-company transactions have been eliminated. All dollar amounts except share and per share data are in thousands of dollars.

B. Investment securities are classified upon acquisition into one of the following categories: (1) held to maturity securities (2) trading securities (3) available for sale securities

     Available for sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred tax. Equity securities are carried at quoted market values and include non-redeemable preferred stocks and common stocks. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available.

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

E. Liabilities for future policy benefits are computed based on contract terms and issue date using interest rates ranging from 4% to 8 3/4%, select and ultimate mortality experience and industry withdrawal experience. Interest rates on $24,611 of such liabilities in 1997, $230,843 in 1996 and $293,732 in 1995 are periodically adjusted based on market conditions. Fair value is determined by discounting cash flows at current market interest rates.

F. Deferred income taxes result from temporary differences between financial and taxable income.

G. Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets.

H. The Corporation's primary products consist of insurance for: personal auto, commercial property, homeowners, workers' compensation and other miscellaneous lines. Ohio Casualty operates through the independent agency system in 38 states. Of net premiums written, approximately 17.9% was generated in the State of New Jersey, 10.8% in Ohio and 8.3% in Pennsylvania. The insurance industry is subject to heavy regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

I. The Corporation believes that the fair value of long-term debt is approximately equal to its carrying value due to the market-based variable interest rates associated with the debt.

J. The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 1997, approximately $170,115 of retained earnings are not subject to restriction or prior dividend approval requirements.

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

NOTE 2 -- INVESTMENTS
Investment income is summarized as follows:


                                 1997        1996       1995
---------------------------------------------------------------
Investment income from:

   Fixed maturities            $166,554    $176,160   $177,621
   Equity securities             13,776      14,135     14,721
   Short-term securities          3,477       2,129      3,096
---------------------------------------------------------------
Total investment income         183,807     192,424    195,438
Investment expenses               6,107       9,116      7,331
---------------------------------------------------------------
Net investment income          $177,700    $183,308   $188,107
===============================================================

     Realized and unrealized gains (losses) on investments in securities are summarized as follows:


                                 1997         1996        1995
---------------------------------------------------------------
Realized gains (losses):

   Fixed maturities         $   9,317    $   4,567    $ (8,104)
   Equity securities           42,956       41,278      16,913
   Other investments           (1,524)       3,827      (2,713)
---------------------------------------------------------------
                            $  50,749    $  49,672    $  6,096
===============================================================

Unrealized gains (losses):

   Securities               $ 188,081    $  40,297   $ 360,372
   Deferred tax               (65,882)     (13,304)   (124,933)
---------------------------------------------------------------
                            $ 122,199    $  26,993   $ 235,439
===============================================================

     The amortized cost and estimated market values of investments in debt and equity securities are as follows:


                                               GROSS         GROSS    ESTIMATED
                             AMORTIZED    UNREALIZED    UNREALIZED         FAIR
1997                              COST         GAINS        LOSSES        VALUE
---------------------------------------------------------------------------------
Securities available for
 sale:

  U.S. Government              $66,244        $3,601           $(1)       $69,844
  States, municipalities
    and political
    subdivisions               835,355        40,405           (19)       875,741
  Debt securities
    issued by
    foreign
    governments                  3,000           458             0          3,458
  Corporate securities         872,904        58,046        (1,026)       929,924
  Mortgage-backed
    securities:
  U.S. Government
    Agency                      16,876           678            (1)        17,553
  Other                        317,912        12,838        (1,240)       329,510
---------------------------------------------------------------------------------
Total fixed                  2,112,291       116,026        (2,287)     2,226,030
    maturities
Equity securities              275,637       597,803       (13,965)       859,475
Short-term
    investments                 65,849             0             0         65,849
---------------------------------------------------------------------------------
Total securities,
    available for sale      $2,453,777      $713,829      $(16,252)    $3,151,354
=================================================================================


                                             GROSS         GROSS     ESTIMATED
                            AMORTIZED   UNREALIZED    UNREALIZED          FAIR
1996                             COST        GAINS        LOSSES         VALUE
--------------------------------------------------------------------------------
Securities
   available for
   sale:
  U.S. Government         $   80,822    $    2,101    $     (382)    $   82,541
  States,
   municipalities
   and political
   subdivisions              760,602        34,966        (1,029)       794,539
  Debt securities
   issued by
   foreign
   governments                 3,000           296             0          3,296
  Corporate securities       940,540        50,126        (7,008)       983,658
  Mortgage-backed
   securities:
  U.S. Government
    Agency                   171,291        12,992        (7,377)       176,906
  Other                      269,262        14,274       (13,538)       269,998
--------------------------------------------------------------------------------
Total fixed maturities     2,225,517       114,755       (29,334)     2,310,938
Equity securities            306,865       425,022       (10,735)       721,152
Short-term
    investments               41,546             0             0         41,546
--------------------------------------------------------------------------------
Total securities,
    available for sale    $2,573,928    $  539,777    $  (40,069)    $3,073,636
================================================================================


                                             GROSS         GROSS       ESTIMATED
                           AMORTIZED    UNREALIZED    UNREALIZED            FAIR
1995                            COST         GAINS        LOSSES           VALUE
--------------------------------------------------------------------------------
Securities
   available for
   sale:
  U.S. Government         $  110,628    $    5,864    $       (5)       116,487
  States, municipalities
   and political
   subdivisions              845,729        52,796           (59)       898,466
  Debt securities
   issued by
   foreign
   governments                 3,000           423             0          3,423
  Corporate securities       927,375        66,309        (7,285)       986,398
  Mortgage-backed
   securities:
  U.S. Government
    Agency                   168,219         7,556        (5,581)       170,193
  Other                      221,199        18,281        (6,594)       232,886
--------------------------------------------------------------------------------
Total fixed maturities     2,276,150       151,229       (19,524)     2,407,853
Equity securities            326,999       336,130        (1,974)       661,154
Short-term
    investments               14,399             0             0         14,399
--------------------------------------------------------------------------------
Total securities,
    available for sale    $2,617,548    $  487,359    $  (21,498)    $3,083,406
================================================================================



     The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                     ESTIMATED
                                       AMORTIZED          FAIR
                                            COST         VALUE
--------------------------------------------------------------
Due in one year or less                $  21,712    $   21,869
Due after one year through five years    337,931       356,217
Due after five years through ten years   736,400       779,447
Due after ten years                      681,460       721,434

Mortgage-backed securities:
   U.S. Government Agency                 16,876        17,553
   Other                                 317,912       329,510
--------------------------------------------------------------
Total fixed maturities                $2,112,291    $2,226,030
==============================================================

     Certain securities were determined to have other than temporary declines in book value and were written down through realized investment losses. Total write-downs were $14,433, $19,456 and $26,290 during 1997, 1996 and 1995, respectively, representing a reduction in value of $0, $7,055 and $9,696 on fixed maturities and $14,433, $12,401 and $16,595 on equity securities.

     Proceeds from maturities and sales of investments in debt securities during 1997, 1996 and 1995 were $445,358, $603,364 and $1,062,462, respectively. Gross gains of $12,665, $14,257 and $20,834 and gross losses of $4,311, $10,388 and
$24,500 were realized on those maturities and sales in 1997, 1996 and 1995, respectively.

NOTE 3 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments:


                                     CARRYING        FAIR
1997                                 AMOUNT          VALUE
-----------------------------------------------------------
Assets
   Cash and cash equivalents        $  120,055    $  120,055
   Securities - available for sale   3,085,505     3,085,505

Liabilities
   Future policy benefits           $   34,148    $   34,148
   Long-term debt                       40,000        40,000


                                      CARRYING          FAIR
1996                                    AMOUNT         VALUE
-----------------------------------------------------------
Assets
   Cash and cash equivalents        $   61,624    $   61,624
   Securities - available for sale   3,032,090     3,032,090

Liabilities
   Future policy benefits           $  280,002    $  280,002
   Long-term debt                       50,000        50,000


                                      CARRYING          FAIR
1995                                    AMOUNT         VALUE
-------------------------------------------------------------
Assets
   Cash and cash equivalents        $   38,282    $   38,282
   Securities - available for sale   3,069,007     3,069,007

Liabilities
   Future policy benefits           $  360,074    $  360,074
   Long-term debt                       60,000        60,000

     See footnote 1 for disclosure related to fair value determination.

NOTE 4  --  DEFERRED POLICY ACQUISITION COSTS
Changes in deferred policy acquisition costs are summarized as follows:


                                  1997        1996       1995
---------------------------------------------------------------
Deferred, January 1           $116,684    $119,795    $165,633
---------------------------------------------------------------
Additions:
Commissions and brokerage      190,029     190,461     204,594
Salaries and employee           46,241      47,092      43,867
benefits
Other                           67,301      66,143      73,090
---------------------------------------------------------------
Deferral of expense            303,571     303,696     321,551
---------------------------------------------------------------
Amortization to expense
   Discontinued operations      (9,302)     (2,049)     40,333
   Continuing operations       303,494     308,856     327,055
---------------------------------------------------------------
Deferred, December 31         $126,063    $116,684    $119,795
===============================================================

     The above schedule includes deferred policy acquisition costs (net of unamortized ceding commission) for discontinued life insurance operations of $(2,185), $(11,486) and $(13,535) as of 1997, 1996 and 1995, respectively. See
Note 17 for additional information regarding discontinued operations.

NOTE 5  --  INCOME TAX
The effective income tax rate is less than the statutory corporate tax rate of 35% for 1997, 1996 and 1995 for the following reasons:


                                  1997       1996         1995
--------------------------------------------------------------
Tax at statutory rate         $ 60,710   $ 40,263     $ 42,062
Tax exempt interest            (16,522)   (18,367)     (16,150)
Dividends received deduction
   (DRD)                        (3,239)    (4,056)      (3,446)
Proration of DRD and tax
exempt interest                  2,796      3,017        3,319
Reduction in provision for
   audit issues                      0     (3,000)           0
Miscellaneous                     (680)       (47)        (971)
--------------------------------------------------------------
   Actual tax                 $ 43,065   $ 17,810     $ 24,814
==============================================================

     Tax years 1993 through 1995 are being examined by The Internal Revenue Service. Management believes there will not be a significant impact on the financial position or results of operations of the Corporation as a result of this audit.

     The components of the net deferred tax asset (liability) were as follows:


                                 1997        1996       1995
-------------------------------------------------------------
Unearned premium proration $   34,065   $  33,833   $ 34,823
Accrued expenses               43,164      59,217     64,658
Postretirement benefits        28,522      27,355     26,331
Discounted loss and loss
   expense reserves            78,217      81,350     88,589
-------------------------------------------------------------
Total deferred tax assets     183,968     201,755    214,401
Deferred policy
   acquisition costs          (44,122)    (51,129)   (53,616)
Unrealized gains on
   investments               (235,235)   (178,619)  (162,897)
-------------------------------------------------------------
Total deferred tax
   liabilities               (279,357)   (229,748)  (216,513)
-------------------------------------------------------------
Net deferred tax asset
   (liability)             $  (95,389)  $ (27,993)  $ (2,112)
=============================================================

    Taxes paid amounted to $37,035 in 1997, $16,336 in 1996 and $37,346 in 1995.

NOTE 6  -- EMPLOYEE BENEFITS

The Corporation has a non-contributory defined benefit retirement plan, contributory health care, life and disability insurance and savings plans covering substantially all employees. Benefit expenses are as follows:


                                1997        1996        1995
--------------------------------------------------------------
Employee benefit costs:
   Retirement                $  (252)    $  (136)    $(1,689)
   Health care                12,555      14,415      13,339
   Life and disability
       insurance                 463         555         594
   Savings plan                2,321       2,489       2,586
--------------------------------------------------------------
                             $15,087     $17,323     $14,830
==============================================================

     The pension benefit is determined as follows:


                               1997         1996       1995
--------------------------------------------------------------
Service cost/(benefit) earned
  during the year             $ 6,354     $ 6,256   $  5,701
Interest cost on projected
  benefit obligation           15,003      13,927     13,262
Actual return on plan assets  (62,113)    (19,070)   (34,448)
Amortization of unrecognized
  net asset existing at        40,504      (1,249)    13,796
  January 1
--------------------------------------------------------------
Net pension benefit           $ (252)     $  (136)  $ (1,689)
==============================================================

     Pension plan funding at December 31:

                                 1997        1996       1995
--------------------------------------------------------------
Plan assets at fair value
   (primarily fixed income
   and equity securities)    $276,477    $225,681    $217,274
--------------------------------------------------------------
Plan benefit obligations:
   Vested benefits            179,601     160,667     157,371
   Non-vested benefits          3,061       2,780       3,046
   Future benefits due to
     salary increases          31,058      34,091      30,591
--------------------------------------------------------------
       Total                  213,720     197,538     191,008
--------------------------------------------------------------
Excess plan assets over
   obligations              $  62,757   $  28,143   $  26,266
==============================================================

Unrecognized net gain
   (loss)                   $  42,443   $   1,617   $  (3,082)
Unrecognized net assets        15,085      18,102      21,119
Unrecognized prior service
   cost                        (2,508)       (566)       (624)
Expected long-term return
   on plan assets               8.25%       8.75%       8.50%
Discount rate on plan
   benefit obligations          7.25%       7.75%       7.50%
Expected future rate of
   salary increases             5.25%       5.25%       5.25%

     Pension benefits are based on service years and average compensation using the five highest consecutive years of earnings in the last decade of employment. The pension plan measurement date is October 1 for 1997, 1996 and 1995. The maximum pension expense deductible for income tax purposes has been funded. Plan assets at December 31, 1997 include $37,585 of the Corporation's common stock at market value compared to $29,899 and $32,637 at December 31, 1996 and 1995, respectively.

     Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded.

     Accrued postretirement benefit liability at December 31:


                                1997        1996       1995
-------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees                $(46,119)   $(40,313)   $(39,084)
    Active employees         (35,575)    (31,484)    (32,435)
-------------------------------------------------------------
      Total                  (81,694)    (71,797)    (71,519)
Unrecognized net loss (gain)     203      (6,203)     (2,481)
-------------------------------------------------------------
Accrued postretirement
   benefit liability        $(81,491)   $(78,000)   $(74,000)
=============================================================

     Postretirement benefit cost at December 31:

                                1997        1996       1995
-------------------------------------------------------------
Service cost                  $1,739      $1,967      $1,883
Interest cost                  5,588       5,412       5,144
-------------------------------------------------------------
Net periodic
   postretirement benefit
   cost                       $7,327      $7,379      $7,027
=============================================================

     Postretirement benefit rate assumptions at October 1:


                                  1997       1996       1995
---------------------------------------------------------------
Medical trend rate                  8%         9%         10%
Dental trend rate                   6%         7%          8%
Ultimate health care trend rate     5%         5%          5%
Discount rate                    8.00%      7.75%       8.00%


     The postretirement plan measurement date is October 1 for 1997, 1996 and 1995.

     Increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $14,705 and increase the postretirement benefit cost for 1997 by $1,685.

     The Corporation's health care plan is a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Benefit costs are accrued based on actuarial projections of future payments. There are currently 3,000 active employees and 1,378 retired employees covered by these plans.

     Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested in Corporation stock purchased on the open market by trustees of the plan.

NOTE 7  -  STOCK OPTIONS

The Corporation is authorized under provisions of the 1993 Stock Incentive Programs to grant options to purchase 1,293,500 shares of the Corporation's common stock to key executive employees, directors, and other full time salaried employees at a price not less than the fair market value of the shares on dates the options are granted. The options granted may be either "Incentive Stock Options" or "Nonqualified Stock Options" as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options are non-transferable and exercisable at any time after the vesting requirements are met. Option expiration dates are five and ten years from the grant date. Options vest either at 100% six months from the grant date or at 33% per year for three consecutive years from the date of the grant. At December 31, 1997, 988,289 remaining options may be granted.

     In addition, the 1993 Stock Incentive Program provides for the grant of Stock Appreciation Rights in tandem with the stock options. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held. At December 31, 1997, there were no outstanding stock appreciation rights.

     Restricted stock awards are occasionally issued by the Corporation. The common shares covered by a restricted stock award may be sold or otherwise disposed of only after a minimum of six months from the grant date of the award. The difference between issue price and the fair market value on the date of issuance is recorded as compensation expense. The amount of compensation expense recognized in 1997 related to restricted stock awards was $345 before tax. There were no restricted stock awards in 1996 or 1995. Currently there are 7,136 shares of restricted stock outstanding.

     The Corporation also issues, at its discretion, dividend payment rights in connection with the grant of stock options. These rights entitle the holder to receive, for each dividend payment right, an amount in cash equal to the aggregate amount of dividends that the Corporation has paid on each common share from the date on which such right becomes effective through the payout date. One third of these rights becomes vested on each anniversary after the grant. Dividends accrue and payments are made when the rights are fully vested by the rightholder. The Corporation recognizes compensation expense accordingly. The amount of compensation expense related to dividend payment rights recognized in 1997 was $517 before tax. There was not any compensation expense recognized in 1996 or 1995 related to dividend payment rights. As of December 31, 1997, 213,000 dividend payment rights were outstanding.

     The Corporation continues to elect APB 25 for recognition of stock-based compensation expense. Under APB 25, expense is recognized based on the intrinsic value of the options. However, under the provision of FAS 123 the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: dividend yield of 4.5% for 1997, 1996 and 1995, expected volatility of 26.1% for 1997 and 25.3% for both 1996 and 1995, risk free interest rate of 6.87%, 6.34% and 6.20%, and expected life of 8 years. The following table summarizes information about the stock-based compensation plan as of December 31, 1997, 1996 and 1995, and changes that occurred during the year:



                                     1997               1996              1995
                         --------------------------------------------------------------
                                     Weighted-           Weighted-          Weighted-
                                        Avg                 Avg                 Avg
                          Shares     Exercise    Shares  Exercise  Shares     Exercise
                           (000)      Price       (000)   Price    (000)        Price
                         --------------------------------------------------------------
Outstanding
   beginning of year          173     $33.84        74     $30.02        91     $28.71
   Granted                    120      41.44       127      34.93        12      30.50
   Exercised                  (27)     33.33       (28)     28.75       (29)     26.11
   Canceled                    (4)     32.38         0                    0
                            ------              ------               ------
Outstanding
  end of year                 262     $37.38       173     $33.84        74     $30.02
                           ======               ======               ======

Options exercisable
at year-end                    81                   52                   74

Weighted-Avg
  fair value of
  options granted
  during the year          $10.18               $ 8.14               $ 7.02



     At year end 1997, 262,494 options were outstanding with an average remaining contractual life of 8.35 years and weighted exercise price of $37.38. Of the amount outstanding, 81,493 were exercisable with a weighted average exercise price of $34.05. At year end 1996, 172,500 options were outstanding with an average remaining contractual life of 8.49 years and a weighted exercise price of $33.84. Of the amount outstanding, 51,500 were exercisable with a weighted average exercise price of $31.23. At year end 1995, 73,800 options were outstanding with an average remaining contractual life of 5.81 years and a weighted exercise price of $30.02. Of the amount outstanding, 73,800 were exercisable with a weighted average exercise price of $30.02.

     Had the Corporation adopted FAS 123, the amount of compensation expense that would have been recognized in 1997, 1996 and 1995 respectively, would be $755, $350 and $84. The Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

                                      1997      1996      1995
----------------------------------------------------------------
Net Income         As Reported:     $139,047  $102,457   $99,735
                   Pro Forma:       $138,557  $102,229   $99,680
Basic/diluted earnings per share
                   As Reported:        $4.06     $2.91     $2.79
                   Pro Forma:          $4.05     $2.90     $2.79


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

                                 1997        1996      1995
---------------------------------------------------------------
Premiums earned                $32,169   $  30,534  $  41,012
Losses incurred                 13,387      11,846     22,030
Reserve for unearned
   premiums                      8,242       8,062      8,294
Reserve for losses              54,209      61,205     62,847
Reserve for future policy
   benefits                     34,148     280,002    360,074
Reserve for loss adjustment
   expenses                      7,794       8,833     11,272

     Annuities are purchased from other insurers to pay certain claim settlements; should such insurers be unable to meet their obligations under the annuity contracts, the Corporation would be liable to claimants for the remaining amount of annuities. The total amount of unpaid annuities was $25,123, $25,139 and $24,300 at December 31, 1997, 1996 and 1995, respectively.

     On October 2, 1995, as part of the transaction involving the reinsurance of the Ohio Life business to Employers' Reassurance Corporation, Ohio Casualty Insurance Company agreed to manage a $163,615 fixed income portfolio for Employers' Reassurance. The term of the agreement is seven years, terminating on October 2, 2002. There is no separate fee to Ohio Casualty for this investment management service. The agreement requires that Ohio Casualty pay an annual rate of 7.25% interest to Employers' Reassurance and maintain the market value of the account at $163,615. In the event the market value falls below this amount, Ohio Casualty is required to make up any deficiency. At the termination of the contract, any excess over $163,615 is payable to Ohio Casualty. In October 1997, this obligation was transferred from Ohio Casualty Insurance Company to Ohio Casualty Corporation. At December 31, 1997, the market value of the account exceeded the $163,615 required balance by $2,080 compared with $699 in 1996 and $2,497 in 1995. The annual interest obligation of 7.25% was also being adequately serviced by the portfolio assets.


NOTE 9  --  LOSSES AND LOSS RESERVES
The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. The methods of making such estimates are continually reviewed and updated, and any resulting adjustments are reflected in earnings currently.

                                           1997        1996       1995
-----------------------------------------------------------------------
Balance as of January 1, net of
   reinsurance recoverables of
   $70,048, $74,119 and
   $65,336                           $1,486,622  $1,557,065 $1,606,487

Incurred related to:
   Current year                         922,065   1,009,086  1,008,321
   Prior years                          (53,615)    (76,920)  (104,998)
-----------------------------------------------------------------------
                                        868,450     932,166    903,323

Paid related to:
   Current year                         448,402     515,025    444,558
   Prior years                          484,866     487,584    508,187
-----------------------------------------------------------------------
Total paid                              933,268   1,002,609    952,745

Balance as of December 31, net
   of reinsurance recoverables
   of $62,003, $70,048 and
   $74,119                           $1,421,804  $1,486,622 $1,557,065
========================================================================

     As a result of favorable development in estimates for insured events of prior years, the incurred related to prior years shows a favorable development.
     The following table presents catastrophe losses incurred and the respective impact on the loss ratio:


                            1997         1996        1995
-----------------------------------------------------------
  Incurred losses        $21,389      $62,189     $27,277
  Loss ratio effect         1.8%         5.1%        2.2%

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

     Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 1997, 1996 and 1995, respectively, total case, incurred but not reported and loss adjustment expense reserves were $40,121, $40,956 and $40,719. Asbestos reserves were $6,966, $5,215 and $5,215 and environmental reserves were $33,155, $35,741 and $35,504 for those respective years.


NOTE 10  --  EARNINGS PER SHARE
During 1997, the Corporation adopted Statement of Financial Accounting Standard 128 "Earnings Per Share". Basic earnings per share is computed using weighted average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include the number of additional common shares that would have been issued if all dilutive outstanding stock options would have been exercised. All prior periods were recalculated under the new definition of basic and diluted earnings per share.
Basic and diluted earnings per share are summarized as follows:

                                   1997        1996       1995
---------------------------------------------------------------
Income from continuing
   operations                  $130,392     $97,228    $95,363
Average common shares
   outstanding - basic           34,228      35,247     35,750
Basic income from continuing
   operations per average share   $3.81       $2.76      $2.67
===============================================================
Average common shares
   outstanding                   34,228      35,247     35,750
Effect of dilutive securities        29           7          9
---------------------------------------------------------------
Average common shares
   outstanding - diluted         34,257      35,254     35,759
Diluted income from
   continuing operations per
   average share                  $3.81       $2.76      $2.67
===============================================================


NOTE 11  --  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1997                    FIRST     SECOND     THIRD     FOURTH
--------------------------------------------------------------
Premiums and
   finance charges
   earned            $302,479   $307,788   $300,252  $298,455

Net investment
   income              43,717     45,153     45,365    43,465
Investment gains
   (losses) realized   13,340      8,498     20,806     8,105

Income from
   continuing
   operations          31,257     32,962     25,324    40,849
Income from
   discontinued
   operations           1,458      1,143        (85)    6,139
Net income             32,715     34,105     25,239    46,988
Basic and diluted
   net income per
   share                  .94       1.00        .74      1.39


1996                    First     Second     Third     Fourth
--------------------------------------------------------------
Premiums and
   finance charges   $310,217   $304,641   $301,054   $310,739
   earned
Net investment
   income              44,988     43,302     46,105     48,913
Investment gains
   (losses)
   realized             5,954     14,948     13,507     15,263
Income from
   continuing
   operations           2,835     12,652     27,333     54,408
Income from
   discontinued
   operations             713      2,181      1,056      1,279
Net income              3,548     14,833     28,389     55,687
Basic and diluted
   net income per
   share                  .10        .43        .81       1.58


NOTE 12  --  INDUSTRY SEGMENT INFORMATION

                                    1997          1996         1995
-----------------------------------------------------------------------
Property and Casualty Insurance
   Revenue                       $1,430,590    $1,453,623   $1,456,242
   Income before taxes              173,608       116,906      121,741
   Identifiable assets            3,585,030     3,437,622    3,457,750

Premium Finance and Other
   Revenue                            6,833         6,008        6,230
   Loss before taxes                   (151)       (1,868)      (1,564)
   Identifiable assets              108,858        65,039       26,939

Discontinued Operations
   (Life insurance)
   Revenue                           29,452        10,396     (335,835)
   Income before taxes               13,316         7,892        8,717
   Identifiable assets               65,337       347,477      511,818


NOTE 13  --  STATUTORY ACCOUNTING INFORMATION
The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, required statutory reserves, assets not admitted for statutory reporting, California Proposition 103 reserve and deferred federal income taxes.



                               1997       1996        1995
-----------------------------------------------------------
Property and Casualty
Insurance
   Statutory net income        $ 142,457   $104,137   $103,802
   Statutory policyholders'
       surplus                 1,109,517    984,859    876,918
Life Insurance
   Statutory net income           29,794      4,885     38,981
   Statutory
        policyholders' surplus    29,971     58,511     92,297


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

     The Company received written approval from the Ohio Insurance Department to have the California Proposition 103 liability reported as a direct charge to surplus and not included as a charge in the 1995 statutory statement of operations. Following this same treatment, during 1997 the principal reduction in the Proposition 103 liability was taken as an increase to statutory surplus and not included in the 1997 statutory statement of operations.

NOTE 14  --  BANK NOTE PAYABLE
In 1994, $70,000 was borrowed under a term loan credit facility. During 1997, the Corporation signed a new credit facility that makes available a $300,000 revolving line of credit which was immediately accessed to refinance the outstanding term loan balance. The credit agreement contains financial covenants and provisions customary for such arrangements. The agreement expires in 2002, with any outstanding loan balance due at that time. The revolving line of credit maintains the interest rate swap that existed on the term loan. The effect of the swap agreement was to establish a fixed rate of 6.34% on $20,000 of the outstanding balance of $40,000 converted to the revolving line of credit. The remaining balance and any additional borrowings under the line of credit bear interest at a periodically adjustable rate. The interest rate was 6.08% at December 31, 1997. The interest rate is determined on various bases including prime rates, certificate of deposit rates and the London Interbank Offered Rate. Interest incurred on borrowings amounted to $3,147, $3,769 and $4,474 in 1997, 1996 and 1995 respectively. Under the loan agreement, statutory surplus is $359,517 in excess of the minimum amount required to be maintained at December 31, 1997.


NOTE 15  --  CALIFORNIA WITHDRAWAL
As a result of the lack of profitability and the difficult regulatory environment, the Corporation announced its intention to withdraw from business operation in California on June 15, 1992. In December 1992, the Corporation stopped writing business in California and filed a withdrawal plan with the California Department of Insurance. Under the terms of the plan, subsidiary American Fire and Casualty Company would wind down the affairs of the Group. In November 1994, the California Department of Insurance published the required notices of the withdrawal application. In April 1995, the California Department of Insurance gave final approval for withdrawal, and the Corporation implemented the withdrawal plan.

     Proposition 103 was passed in the State of California in 1988 in an attempt to legislate premium rates for that state. Even after considering investment income, total returns in California have been less than what would be considered "fair" by any reasonable standard. During the fourth quarter of 1994, the State of California billed the Corporation $59,867 for Proposition 103 assessment. In February 1995, California revised this billing to $47,278 due to California Senate Bill 905 which permits reduction of the rollback due to commissions and premium taxes paid. The billing was revised again in August of 1995, to $42,100 plus interest.

     The Corporation is currently involved in hearings with the State of California. In mid 1997, the Administrative Law Judge presiding over the hearing requested a submission from the state showing revised rollback calculations. The California Department of Insurance filed two revised rollback calculations in December 1997. These alternatives, based on concession of certain issues, provide a range of rollback liabilities between $35.9 million plus interest and $39.9 million plus interest.

     In January 1998, the Judge indicated her intent to rule under the Department's regulations, without consideration of the Corporation's constitutional challenge that the Corporation's liability should be below $30.0 million plus interest. The Commissioner may accept or reject the Judge's ultimate decision in whole or in part and his determination will be subject to de novo review by the State Superior Court. After consultation with outside counsel, the Corporation has determined that $35.9 million plus interest is the more reasonable of the two Department calculations should the Department of Insurance prevail. As a result, the Corporation's reserve for this alleged liability is $66,908. An administrative hearing process is ongoing concerning the potential rollback liability. It is uncertain when this matter will ultimately be resolved. The Corporation will continue to challenge the validity of any rollback and plans to continue negotiations with Department officials. To date, the Corporation has paid $3,955 in legal costs related to the withdrawal, Proposition 103, and Fair Plan assessments.

NOTE 16  --  SHAREHOLDER RIGHTS PLAN
In December 1989, the Board of Directors adopted a Shareholder Rights Plan declaring a dividend of one Common Share Purchase Right for each outstanding share of common stock. This plan was amended by the Board of Directors on February 19, 1998 which extended the expiration of the rights from 1999 to 2009. Each right entitles the registered holder, under certain conditions, to purchase one share of common stock at a price of $250, subject to adjustment at the time rights become exercisable if a person or group acquires or announces its intention to acquire 20% or more of the common stock of the Corporation without the prior approval of the Board of Directors. The rights may be redeemed by the rightholder for one cent per right at any time prior to becoming exercisable.

NOTE 17 -- DISCONTINUED OPERATIONS (LIFE INSURANCE) Discontinued operations include the operations of Ohio Life, a subsidiary of the Ohio Casualty Insurance Company.

     On October 2, 1995, the Company transferred its life insurance and related businesses through a 100% coinsurance arrangement to Employers' Reassurance Corporation and entered into an administrative and marketing agreement with Great Southern Life Insurance Company. In connection with the reinsurance agreement, $144,469 in cash and $161,401 of securities were transferred to Employers' Reassurance to cover the liabilities of $348,479. Ohio Life received an adjusted ceding commission of $37,641 as payment. After deduction of deferred acquisition costs, the net ceding commission from the transaction was $17,284. During the fourth quarter of 1997, Great Southern Life Insurance Company legally replaced Ohio Life as the primary insurer for approximately 76% of the life insurance policies subject to the 1995 agreement. As a result of this assumption, fourth quarter net income was positively impacted by a partial recognition of unamortized ceding commission. The after-tax impact was an increase to net income of $5,300. There remains approximately $2,200 in unamortized ceding commission. This will continue to be amortized over the remaining life of the underlying policies.

     Results of the discontinued life insurance operations for the years ended December 31 were as follows:

                                1997       1996        1995
------------------------------------------------------------
Gross premiums written      $  1,267   $  1,428   $  38,580
Net premiums earned           23,865      4,582    (345,080)
Net investment income          3,954      4,812       4,143
Realized investment
   gains                       1,633      1,002       5,102
------------------------------------------------------------
Total income                  29,452     10,396    (335,835)
Income before income
   taxes                      13,316      7,892       8,717
------------------------------------------------------------
Provision for income
   taxes                       4,661      2,663       4,345
------------------------------------------------------------
Net income                  $  8,655   $  5,229  $    4,372
============================================================

     Assets and liabilities of the discontinued life insurance operations as of the years ended December 31 were as follows:


                               1997         1996         1995
--------------------------------------------------------------
Cash                       $  9,214   $    1,150   $    9,793
Investments                  21,320       71,313      107,603
Receivables                       0           (4)       5,165
Deferred policy
   acquisition costs,
   net of unamortized
   ceding commission         (2,185)     (11,486)     (13,535)
Reinsurance receivable       36,198      285,354      363,127
Other assets                  4,219        7,380        3,570
--------------------------------------------------------------
Total assets                $68,766     $353,707     $475,723
==============================================================

Future policy benefits      $34,148     $280,002     $360,074
Deferred income tax          (1,357)       1,728       11,172
Other liabilities            35,512       17,505       18,196
--------------------------------------------------------------
Total liabilities           $68,303     $299,235     $389,442
==============================================================


NOTE 18  --  NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 130 "Reporting Comprehensive Income". This statement requires display of comprehensive income in a set of general-purpose financial statements. Comprehensive income is defined as changes in equity of a business enterprise during a period from transactions and other events from non-owner sources. The Corporation will display comprehensive income in quarterly and annual reports for fiscal periods beginning after December 15, 1997.

     Also in June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 131 "Disclosures about Segments of an Enterprise and Related Information". This statement requires selected information to be reported on the Corporation's operating segments. Operating segments are determined by the way management structures the segments in making operating decisions and assessing performance. The Corporation is currently reviewing what changes, if any, this will require on the presentation of the financial statements for fiscal periods beginning after December 15, 1997.

     In December 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This statement provides guidance on accounting for insurance related assessments and required disclosure information. This statement is effective for fiscal years beginning after December 15, 1998. The Corporation does not believe that this statement will materially affect the Corporation's financial statements or disclosures.

     During 1997, the SEC issued Financial Reporting Release 48 "Disclosures about Derivatives and Other Financial Instruments" which is effective for periods ending after June 15, 1997 for registrants with market capitalizations in excess of $2.5 billion and effective one year later for all other registrants. The Corporation has a market capitalization of less than $2.5 billion. FRR 48 does not impact the Corporation's financial statements but does require enhanced disclosures about market risk inherent in derivatives and other financial instruments. The additional information will be included in annual filings with the SEC after June 15, 1998.