Form 10-K, Exhibit 13
period 2000-12-31
OHIO CASUALTY CORP
filed 2001-03-30
CIK 73952

						      Exhibit 13
Shareholder Information


Annual Meeting

The Annual Meeting of Shareholders will be held at 10:30 a.m.
on Wednesday, April 18, 2001, in the OCU Auditorium of the
Ohio Casualty Corporation Headquarters, 9450 Seward Road,
Fairfield, OH  45014-5456.


Automatic Dividend Reinvestment Plan

Ohio Casualty Corporation offers an automatic dividend reinvestment plan for all registered holders of common stock. Under the Plan, shareholders may reinvest their dividends to buy additional shares of common stock, and may also make voluntary cash payments of up to $60,000 yearly toward the purchase of Ohio Casualty Corporation shares. Participation is entirely voluntary. More information on the dividend reinvestment/stock purchase plan can be obtained by contacting the Transfer Agent listed at the right.


Form 10-K Annual Report

The Form 10-K Annual Report for 2000, as filed with the
Securities and Exchange Commission, is available without charge upon written request to:

Ohio Casualty Corporation
Office of the Treasurer
9450 Seward Road
Fairfield, Ohio  45014-5456


Transfer Agent and Registrar

First Chicago Trust Company of New York, a division of EquiServe
P. O. Box 2500
Jersey City, NJ  07303-2500
1-800-317-4445


Visit the Ohio Casualty Group Website

www.ocas.com

The site includes current financial data about Ohio Casualty Corporation, as well as other corporate, product and service information.

Ohio Casualty Corporation & Subsidiaries
FINANCIAL HIGHLIGHTS

(in thousands, except per share and
 number of shareholders data)                               2000         1999         1998
--------------------------------------------------------------------------------------------
Premiums and finance charges earned                    $1,533,998   $1,554,966   $1,268,824
Investment income, less expenses                          205,062      184,287      169,024
Income (loss) before investment
   gains (losses), after taxes                            (77,695)       1,399       73,644
Realized investment gains (losses), after taxes            (1,554)     104,537        9,367
Income from discontinued operations, after taxes                0        4,270        1,916
Gain on sale of discontinued operations, after taxes            0        6,190            0
Cumulative effect of accounting changes                         0       (2,255)           0
Net income (loss)                                         (79,249)     114,141       84,927
Property and casualty combined ratio                        119.2%       112.8%       107.2%

Basic and Diluted Earnings
  Per Common Share*
Income (loss) from continuing operations,
     per share                                        $     (1.32)  $     1.73   $     1.26
Income from discontinued operations, after taxes             0.00         0.07         0.03
Gain on sale of discontinued operations, after taxes         0.00         0.11         0.00
Cumulative effect of accounting changes                      0.00        (0.04)        0.00
Net income (loss)                                           (1.32)        1.87         1.29
Book value                                                  18.59        19.16        21.12
Dividends                                                    0.59         0.92         0.88

Financial Condition
Assets                                                 $4,489,365   $4,476,444   $4,802,264
Shareholders' equity                                    1,116,591    1,150,987    1,320,981
Average shares outstanding - basic*                        60,075       61,126       65,808
Average shares outstanding - diluted*                      60,075       61,139       65,870
Shares outstanding on December 31*                         60,073       60,083       62,538
Number of shareholders                                      6,100        6,200        6,100

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23)

Ohio Casualty Corporation & Subsidiaries
TEN-YEAR SUMMARY

(in millions, except per share data)              2000        1999        1998        1997
-------------------------------------------------------------------------------------------
Consolidated Operations
Income (loss) after taxes
   Operating income (loss)                      $(77.7)     $  1.4      $ 73.6      $ 97.4
   Realized investment gains (losses)             (1.5)      104.5         9.4        33.0
--------------------------------------------------------------------------------------------
   Income (loss) from continuing operations      (79.2)      105.9        83.0       130.4
   Discontinued operations                         0.0         4.3         1.9         8.7
   Gain on sale of discontinued operations         0.0         6.2         0.0         0.0
   Cumulative effect of accounting changes         0.0        (2.3)        0.0         0.0
-------------------------------------------------------------------------------------------
   Net income (loss)                             (79.2)      114.1        84.9       139.1
===========================================================================================
Income (loss) after taxes per average share
     outstanding - basic*
   Operating income (loss)                       (1.29)       0.02        1.12        1.42
   Realized investment gains (losses)            (0.03)       1.71        0.14        0.48
   Discontinued operations                        0.00        0.07        0.03        0.13
   Gain on sale of discontinued operations        0.00        0.11        0.00        0.00
   Cumulative effect of accounting changes        0.00       (0.04)       0.00        0.00
-------------------------------------------------------------------------------------------
   Net income (loss)                             (1.32)       1.87        1.29        2.03
===========================================================================================
   Average shares outstanding - basic*            60.1        61.1        65.8        68.5

Income (loss) after taxes per average share
     outstanding - diluted*
   Operating income (loss)                       (1.29)       0.02        1.12        1.42
   Realized investment gains (losses)            (0.03)       1.71        0.14        0.48
   Discontinued operations                        0.00        0.07        0.03        0.13
   Gain on sale of discontinued operations        0.00        0.11        0.00        0.00
   Cumulative effect of accounting changes        0.00       (0.04)       0.00        0.00
-------------------------------------------------------------------------------------------
   Net income (loss)                             (1.32)       1.87        1.29        2.03
===========================================================================================
   Average shares outstanding - diluted*          60.1        61.1        65.9        68.5

   Total assets                                4,489.4     4,476.4     4,802.3     3,778.8
   Shareholders' equity                        1,116.6     1,151.0     1,321.0     1,314.8
   Book value per share*                         18.59       19.16       21.12       19.56
   Dividends paid per share*                      0.59        0.92        0.88        0.84
   Percent increase/decrease over previous
      year                                       (35.9)%       4.5%        4.8%        5.0%

Property and Casualty Operations
   Net premiums written                        1,505.4     1,586.9     1,299.6     1,207.6
   Net premiums earned                         1,533.0     1,554.1     1,267.8     1,204.3
   GAAP underwriting loss before taxes          (312.8)     (184.2)      (74.1)      (49.6)

   Loss ratio                                     72.8%       66.9%       63.7%       62.7%
   Loss adjustment expense ratio                  11.6%       10.7%        9.1%        9.4%
   Underwriting expense ratio                     34.8%       35.2%       34.4%       33.2%
   Combined ratio                                119.2%      112.8%      107.2%      105.3%

   Investment income before taxes                202.0       181.1       164.8       172.4
   Per average share outstanding*                 3.36        2.96        2.51        2.52

   Property and casualty reserves
      Unearned premiums                          696.4       725.2       668.4       494.9
      Losses                                   1,627.6     1,545.0     1,569.5     1,174.5
      Loss adjustment expenses                   376.0       363.5       376.3       307.2

   Statutory policyholders' surplus              812.1       899.8     1,027.1     1,109.5

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23).

Ohio Casualty Corporation & Subsidiaries
TEN-YEAR SUMMARY OF OPERATIONS

(in millions, except per share data)                1996         1995        1994         1993
-----------------------------------------------------------------------------------------------
Consolidated Operations
Income (loss) after taxes
   Operating income (loss)                       $  64.9      $  91.4      $  77.1     $  51.5
   Realized investment gains (losses)               32.3          4.0         14.2        28.7
-----------------------------------------------------------------------------------------------
   Income (loss) from continuing operations         97.2         95.4         91.3        80.2
   Discontinued operations                           5.3          4.3          5.9         6.8
   Gain on sale of discontinued operations           0.0          0.0          0.0         0.0
   Cumulative effect of accounting changes           0.0          0.0         (0.3)        0.0
-----------------------------------------------------------------------------------------------
   Net income (loss)                               102.5         99.7         96.9        87.0
===============================================================================================
Income (loss) after taxes per average share
    outstanding - basic*
   Operating income (loss)                          0.93         1.28         1.07        0.72
   Realized investment gains (losses)               0.46         0.05         0.20        0.40
   Discontinued operations                          0.07         0.06         0.08        0.09
   Gain on sale of discontinued operations          0.00         0.00         0.00        0.00
   Cumulative effect of accounting changes          0.00         0.00         0.00        0.00
-----------------------------------------------------------------------------------------------
   Net income (loss)                                1.46         1.39         1.35        1.21
===============================================================================================
   Average shares outstanding - basic*              70.4         71.5         72.0        72.0

Income (loss) after taxes per average share
     outstanding - diluted*
   Operating income (loss)                          0.93         1.28         1.07        0.72
   Realized investment gains (losses)               0.46         0.05         0.20        0.40
   Discontinued operations                          0.07         0.06         0.08        0.09
   Gain on sale of discontinued operations          0.00         0.00         0.00        0.00
   Cumulative effect of accounting changes          0.00         0.00         0.00        0.00
-----------------------------------------------------------------------------------------------
   Net income (loss)                                1.46         1.39         1.35        1.21
===============================================================================================
   Average shares outstanding - diluted*            70.5         71.5         72.0        72.0

   Total assets                                  3,890.0      3,980.1      3,739.0     3,816.8
   Shareholders' equity                          1,175.1      1,111.0        850.8       862.3
   Book value per share*                           16.72        15.69        11.82       11.97
   Dividends paid per share*                        0.80         0.76         0.73        0.71
   Percent increase/decrease over previous
     year                                            5.3%         4.1%         2.8%        6.0%

Property and Casualty Operations
   Net premiums written                          1,209.0      1,250.6      1,286.4     1,306.0
   Net premiums earned                           1,223.4      1,264.6      1,297.7     1,379.4
   GAAP underwriting loss before taxes            (112.2)       (68.8)       (92.9)     (147.3)

   Loss ratio                                       66.5%        61.2%        61.6%       64.9%
   Loss adjustment expense ratio                     9.7%        10.2%        10.0%       11.8%
   Underwriting expense ratio                       33.3%        32.6%        32.2%       33.6%
   Combined ratio                                  109.5%       104.0%       103.8%      110.3%

   Investment income before taxes                  179.4        184.6        183.8       190.4
   Per average share outstanding*                   2.54         2.58         2.55        2.64

   Property and casualty reserves
      Unearned premiums                            491.4        505.8        517.8       529.6
      Losses                                     1,215.8      1,268.1      1,303.6     1,378.0
      Loss adjustment expenses                     331.8        356.1        367.3       390.6

   Statutory policyholders' surplus                984.9        876.9        660.0       713.6

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23)


Ohio Casualty Corporation & Subsidiaries
TEN-YEAR SUMMARY OF OPERATIONS

									   10-Year Compound
(in millions, except per share data)                   1992         1991      Annual Growth
--------------------------------------------------------------------------------------------
Consolidated Operations
Income (loss) after taxes
   Operating income (loss)                          $  57.8      $  99.1          -
   Realized investment gains (losses)                  35.1          9.8       (16.1)%
--------------------------------------------------------------------------------------------
   Income (loss) from continuing operations            92.9        108.9          -
   Discontinued operations                              4.1         (1.0)     (100.0)%
   Gain on sale of discontinued operations              0.0          0.0          -
   Cumulative effect of accounting changes              1.5          0.0          -
--------------------------------------------------------------------------------------------
   Net income (loss)                                   98.5        107.9          -
============================================================================================
Income (loss) after taxes per average share
     outstanding - basic*
   Operating income (loss)                             0.80         1.38          -
   Realized investment gains (losses)                  0.49         0.14       (12.2)%
   Discontinued operations                             0.06        (0.02)     (100.0)%
   Gain on sale of discontinued operations             0.00         0.00          -
   Cumulative effect of accounting changes             0.02         0.00          -
--------------------------------------------------------------------------------------------
   Net income (loss)                                   1.37         1.50          -
============================================================================================
   Average shares outstanding - basic*                 72.0         71.7        (2.4)%

Income (loss) after taxes per average share
     outstanding - diluted*
   Operating income (loss)                             0.80         1.38          -
   Realized investment gains (losses)                  0.49         0.14       (12.2)%
   Discontinued operations                             0.06        (0.02)     (100.0)%
   Gain on sale of discontinued operations             0.00         0.00          -
   Cumulative effect of accounting changes             0.02         0.00          -
--------------------------------------------------------------------------------------------
   Net income (loss)                                   1.37         1.50          -
=============================================================================================
   Average shares outstanding - diluted*               72.0         71.8        (2.5)%

   Total assets                                     3,760.7      3,531.3         3.3%
   Shareholders' equity                               825.2        774.5         5.5%
   Book value per share*                              11.72        10.79         7.4%
   Dividends paid per share*                           0.67         0.62         0.2%
   Percent increase/decrease over previous year         8.1%         6.9%         -

Property and Casualty Operations

   Net premiums written                             1,508.5      1,492.3         0.2%
   Net premiums earned                              1,517.6      1,469.1         0.6%
   GAAP underwriting loss before taxes               (130.8)       (74.5)       15.9%

   Loss ratio                                          63.7%        60.4%
   Loss adjustment expense ratio                       10.8%        10.6%
   Underwriting expense ratio                          33.5%        33.9%
   Combined ratio                                     108.0%       104.9%

   Investment income before taxes                     194.6        191.6         1.3%
   Per average share outstanding*                      2.70         2.67         3.9%

   Property and casualty reserves
      Unearned premiums                               596.1        605.2         1.8%
      Losses                                        1,309.2      1,216.1         3.5%
      Loss adjustment expense                         364.0        350.0         1.2%

   Statutory policyholders' surplus                   674.2        643.4         5.7%

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23).

MANAGEMENT'S DISCUSSION & ANALYSIS


Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company (the Company), which is one of six property-casualty companies that make up the Ohio Casualty Group (the Group).


OVERVIEW

     The year 1999 ended with the Corporation experiencing deterioration in certain lines of business, price inadequacies, and rising underwriting expenses. The Corporation responded in 2000 with a plan to aggressively manage expenses, implement price increases, and cancel or non-renew its most unprofitable business.


RESULTS OF OPERATIONS

     For the year 2000, the Corporation reported a net operating loss of $77.7 million or $1.29 per share, compared with operating income of $1.4 million or $.02 per share in 1999 and $73.6 million or $1.12 per share in 1998. Contributing to the 2000 net loss were the adverse effects of write-offs to the agent relationships intangible asset relating to the 1998 acquisition of the Great American Insurance Companies (GAI)
Commercial Lines Division, the impact of inadequate pricing, and premium cessions on experience rated reinsurance contracts. Positively impacting 2000 results was the settlement of the California Proposition 103 liability.
     In the first quarter of 2000, the Group made the strategic decision to discontinue its relationship with Managing General Agents. The decision was made to help give the Group better control of its underwriting and pricing practices. The Managing General Agents accounted for approximately $48 million in annual commercial lines premium written, of which $29 million was in the workers' compensation line of business. This business, which was acquired in the GAI commercial lines purchase in 1998, is being non-renewed as permitted by law and contractual agreements. The result of the decision was a write-off of $42.2 million of the agent relationships intangible asset, specifically relating to the Managing General Agents, which was recorded on the balance sheet in connection with the GAI purchase. The asset was also written off in 2000 by $3.8 million as a result of additional agent cancellations for a total write-off of $46.0 million for the year.
     The 2000 operating loss was also impacted negatively by $23.2 million for ceded premiums on certain experience rated reinsurance contracts covering losses exceeding $1.0 million. The 1999 operating income was impacted by $13.0 million for similar premium cessions. These premium cessions reflect changes in estimated loss experience, and have resulted in the maximum premium cessions under these contracts for business written through year 2000.
     The consolidated net loss for 2000 was $79.2 million or $1.32 per share, compared with net income of $114.1 million or $1.87 per share in 1999, and $84.9 million or $1.29 per share in 1998. After-tax realized gains (losses) were $(1.5) million in 2000, $104.5 million in 1999, and $9.4 million in 1998. Contributing to the 1999 gain were investment gains from a reallocation of the Group's investment portfolio during the second quarter of 1999. The Corporation completed the reallocation by selling approximately $200 million in equity securities, resulting in after-tax realized gains of approximately $94 million.
     Statutory net premiums written decreased $81.5 million in 2000 to $1.51 billion. Net premiums written totaled $1.59 billion in 1999 and $1.30 billion in 1998. The net premiums written decrease in 2000 can be attributed to a more conservative underwriting philosophy that led to the non-renewal of certain business, the effects of annualization of New Jersey private passenger

Quarterly High/Low Market Price Per Share
(in dollars, adjusted for 1999 stock split)

				 First      Second       Third      Fourth
---------------------------------------------------------------------------
2000
  High                          17 7/8      17 1/8     10 9/16      10 1/4
  Low                           11 1/16     10 15/16    6 11/32      6 1/2
---------------------------------------------------------------------------
1999
  High                          21 11/16    20 1/32    18 9/16      17
  Low                           19 1/32     17 13/16   15 1/16      15 1/16
---------------------------------------------------------------------------
1998
  High                          24 11/16    25 9/16    23 15/16     21 1/16
  Low                           21 1/16     22         18 1/2       17 1/16
---------------------------------------------------------------------------

automobile policies, and the premium cessions on experience rated reinsurance contracts mentioned previously. In order to improve underwriting results, the Corporation took action in 2000 to cancel its most unprofitable agents and policies. These actions, along with the cancellation of the Managing General Agents, represent annual net premiums written of over $150 million. The full impact of these actions should be realized in 2001. The increase in premiums from 1998 to 1999 was due to the GAI acquisition adding almost $262.2 million to 1999 net premiums over 1998.
     The combined ratio increased 6.4 points to 119.2% in 2000, compared with 112.8% in 1999 and 107.2% in 1998. The poor 2000 combined ratio was driven by increases in the loss and loss expense ratios. The calendar year 2000 loss ratio was 72.8% compared with 66.9% in 1999 and 63.7% in 1998. The 2000 loss ratio was impacted by adverse development in the workers' compensation and general liability lines of business for 1999 and prior accident years. The workers' compensation line of business added
6.8 points to the overall loss ratio. Deterioration in the private passenger automobile results driven in part by the mandatory 15% rollback of rates for New Jersey also affected the 2000 loss ratio results.
Finally, inadequate pricing and a 10% increase in claims severity for workers' compensation business also contributed to the increased 2000 loss ratio. In order to resolve pricing inadequacies, the Group began implementing price increases across all commercial lines and some personal lines in 2000. The average price increase was approximately 9.8% on the Group's commercial lines book of business. The effects of these increases should be realized in 2001 as premiums are earned.
     The 2000 accident year loss ratio, which measures losses and claims arising from insured events during the year was 69.3%, 3.5 points lower than the calendar year result, which includes loss payments made during the current year and changes in the provision for future loss payments.
The difference is concentrated in the general liability and workers' compensation lines.
     At year-end 2000, the Group reallocated its carried bulk reserves to comply with Statement of Statutory Accounting Principles No. 55 under Statutory Accounting Codification, which requires that companies carry their best estimate of loss reserves for each line of business, while previous requirements focused on the overall results. The reallocation, while not affecting the overall calendar year combined ratio, had a material impact on the reported combined ratios for several lines of business.
     Underwriting expenses, as a percentage of net premiums written, decreased by .4 points in 2000 to 34.8%, compared with 35.2% in 1999 and 34.4% in 1998. As mentioned earlier, the Corporation took steps in 2000 to aggressively manage expenses. The savings focused on reductions to salaries and related expenses, advertising, and professional contractor fees. These expense reduction efforts were expected to result in annualized expense savings of approximately $30 million. Due to the timing of severance payments and the run-off of contractual commitments, the Corporation estimated half of the reported amount would be realized in 2000. The Corporation exceeded its expense savings estimates for 2000 by realizing almost $26.0 million in expense reductions. The increase in 1999 over 1998 was primarily due to expenses related to restructuring and integration efforts, which added approximately 1.2 points to the underwriting expense ratio.

NET PREMIUMS WRITTEN
DISTRIBUTION BY TOP STATES

			    2000      1999      1998
New Jersey                  14.9%     15.8%     16.6%
Ohio                         9.7%      9.6%     11.3%
Kentucky                     8.5%      8.7%      9.1%
Pennsylvania                 6.2%      6.2%      7.4%
Illinois                     5.2%      5.1%      6.0%

     New Jersey is the largest state with 14.9% of total net premiums written during 2000. The state of New Jersey private passenger automobile business is heavily regulated. Legislation passed in 1992 requires automobile insurers operating in the state to accept all risks that meet underwriting guidelines. This leads to a greater risk concentration in the state than the Group would otherwise accept. New Jersey also requires assessments to be paid for the New Jersey Unsatisfied Claim and Judgment Fund (UCJF). This assessment is based upon estimated future direct premiums written in that state. The Group paid assessments of $3.3 million in 2000, $3.4 million in 1999 and $3.2 million in 1998. The Corporation anticipates future assessments will not materially effect the Corporation's results of operations, financial position or liquidity.

ACQUISITIONS

     As described in more detail in Note 14, the Group purchased substantially all of the Commercial Lines Division of Great American Insurance Companies (GAI) on December 1, 1998. The acquisition has been treated as a purchase for accounting purposes. The revenues and results reported include the activity of the GAI division from the December 1, 1998 acquisition date forward.

LINE OF BUSINESS DISCUSSION

WORKERS' COMPENSATION

     Continued deterioration in the workers' compensation line of business in 2000 led to disappointing results for the line in general as well as affecting the Group's overall results for the year. Including the year-end reserve reallocation mentioned in the results of operation section, the workers' compensation line of business added 6.8 points to the overall loss ratio.
     Workers' compensation combined ratio increased 48.1 points in 2000 to 165.6%, compared with 117.5% and 109.6% for 1999 and 1998, respectively. Excluding the 2000 year-end reserve reallocation, the combined ratio was 156.0%. The loss ratio was the main component driving the high combined ratio. Due to rising medical costs causing an increase in claims severity and the effects of the year-end reserve reallocation, the 2000 loss ratio swelled to 118.8% compared with 71.9% and 69.1% in 1999 and 1998, respectively. The Group was able to achieve an average renewal price increase for the workers' compensation line of business of 12.4% for 2000.
     In response to the deterioration of results, the Group is non-renewing its most unprofitable segment of workers' compensation policies, which amount to approximately $50 million in annual premium volume. This business has a loss ratio approximately 10 points higher than the total workers' compensation line of business and is referred to as unsupported workers' compensation as it is the only product in the customer's account. As mentioned in the results of operations section, the Group has also taken action to discontinue its relationship with Managing General Agents. These Managing General Agents accounted for $29.0 million in annual workers' compensation premium volume. The non-renewal of unsupported workers' compensation impacted premiums written by an estimated $13 million in 2000, with the remaining business to be non-renewed in 2001.
The cancellation of Managing General Agents impacted premiums written by an estimated $16 million in 2000, with the remaining $13 million to effect 2001 results. These non-renewals and cancellations contributed to a 3.1% or $5.9 million decrease in 2000 workers' compensation net premiums written, which totaled $185.8 million. Net premiums written for 1999 and 1998 totaled $191.7 million and $100.2 million, respectively. The business acquired from GAI contributed to the increase in 1999 from 1998.


Combined Ratios                      2000     1999     1998     1997     1996
Private Passenger Auto - Agency     110.4%   106.3%   103.4%   105.4%   110.0%
Private Passenger Auto  - Direct    167.9%   208.4%   169.7%     N/A      N/A
Commercial Multiple Peril, Fire
   and Inland Marine                111.5%   126.0%   113.5%   107.7%   115.0%
General Liability                   126.9%   115.6%   114.0%   113.0%    89.1%
Umbrella                             80.3%    47.3%    48.8%    58.4%    35.9%
Workers' Compensation               165.6%   117.5%   109.6%    93.0%    94.3%
Commercial Auto                     121.5%   117.1%   105.4%   112.9%   105.3%
Homeowners                          119.6%   124.1%   118.4%   111.2%   135.9%
Fidelity and Surety                  71.5%    77.0%    81.4%    76.5%    73.4%
    Total                           119.2%   112.8%   107.2%   105.3%   109.5%

PRIVATE PASSENGER AUTO - AGENCY

     Net premiums written decreased $71.2 million or 13.5% to $455.3 million in 2000, compared with $526.5 million in 1999 and $515.4 million in 1998. 1999 net premiums written were positively impacted by the conversion to twelve-month policies in New Jersey, from the standard six-month policy issued. Additionally, the state mandated rate rollback effective in early 1999 reduced premium volume for a portion of 1999 and for a full year in 2000. New Jersey's private passenger auto net premiums written represent approximately 21% of the Group's total private passenger auto book of business. The combined ratio increased to 110.4% in 2000 from 106.3% in 1999 and 103.4% in 1998. An 8% increase in claims severity in 2000 contributed to the increase in the overall combined ratio.
     The New Jersey State Senate passed an auto insurance reform bill effective March 22, 1999 that mandated a 15% rate reduction for personal auto policies based on legal reform intended to provide a reduction in medical expense benefits, limitations on lawsuits and enhanced fraud prevention. All new policies written on or after March 22, 1999 and all renewal policies written on or after April 27, 1999 reflect the 15% rate reduction. The mandatory rate rollback in New Jersey impacted a portion of 1999 profitability and a full year of 2000 profitability.
     In 1999, the state of New Jersey began to require insurance companies to write a portion of their personal auto premiums in Urban Enterprise Zones (UEZ). These zones are urban areas frequently having high loss ratios. The Group is required to write one policy in UEZ for every seven policies written outside UEZ. The Group is assigned premiums if it does not write the required quota. In 2000, the Group wrote $6.5 million in UEZ premiums, with $4.9 million in additional assigned premiums in 2000, compared with $5.7 million in UEZ premiums, and $6.7 million in additional assigned premiums in 1999. The 2000 loss ratio on UEZ premiums was 146.3% and the loss ratio on the assigned business was 198.5%, compared with a 1999 UEZ loss ratio of 132.1% and a loss ratio on assigned business of 142.9%.

PRIVATE PASSENGER AUTO - DIRECT

     The Group began direct marketing of personal auto coverage in January 1998. In 2000, the Corporation first restructured its Avomark operations with an internet-only strategy, and later discontinued the private passenger auto-direct line of business in the fourth quarter. As part of this restructuring, the Company completed an asset purchase agreement for the sale of the Avomark Call Center. Under this agreement, the buyer purchased certain assets used in the call center operation and entered into a new lease on the call center property, thereby replacing the Company as lessee. The line was discontinued in order to focus on the independent agency system as the distribution channel for the Group. As a result of the restructuring, 2000 net premiums written dropped from $17.1 million in 1999 to $10.7 million in 2000. The Group wrote $6.3 million of net premiums in 1998. Combined ratios were 167.9%, 208.4%, and 169.7% for 2000, 1999, and 1998, respectively.
     Although the Corporation discontinued the Avomark line, the Corporation remains committed to developing Internet capabilities that focus on increased service support for agents and their customers, and our policyholders.

COMMERCIAL AUTO

     Net premiums written increased $3.2 million or 1.8% in 2000 to $178.7 million, compared with $175.5 million in 1999 and $139.1 million in 1998. The 2000 increase was driven by renewal price increases, averaging 9.2% on the commercial auto line of business. The increase in premiums between 1998 and 1999 was largely due to the GAI acquisition.
     The 2000 combined ratio increased to 121.5%, compared with 117.1% in 1999 and 105.4% in 1998. 2000 was hindered by increased severity and large losses combined with inadequate pricing.

COMMERCIAL MULTI-PERIL, FIRE
& INLAND MARINE (CMP)

     Net premiums written from the CMP segment have increased for five consecutive years. Net premiums written increased $7.3 million or 2.4% to $312.5 million in 2000, compared to $305.2 million in 1999 and $225.7 million in 1998. The implementation of renewal price increases contributed to the 2000 premium increase. Acquired business from GAI contributed $80.3 million to the 1999 increase when compared to 1998. The combined ratio decreased to 111.5% in 2000 from 126.0% in 1999 and 113.5% in 1998. In 2000, the Group was able to implement renewal price increases in the CMP segment. Although the renewal price increases climbed each quarter of the year, the full effects will not be realized until 2001.

     Catastrophe losses added 4.6 points to the combined ratio in 2000, 7.8 points in 1999 and 4.9 points in 1998.

GENERAL LIABILITY

     Net premiums written decreased $1.8 million or 2.2% in 2000 to $80.7 million, compared with $82.5 million in 1999 and $76.4 million in 1998. The 2000 decrease reflected the Group's focus on fundamental underwriting strategies.
     The combined ratio increased 11.3 points in 2000 due to adverse development for 1999 and prior accident years to 126.9%, compared with 115.6% in 1999 and 114.0% in 1998. This line continues to be subject to inadequate pricing arising from intense competition. While profitable premium growth remains very difficult to achieve, the Group is focusing efforts on underwriting integrity.

UMBRELLA

     Net premiums written increased $2.2 million or 3.2% in 2000 to $70.6 million, compared with $68.4 million in 1999 and $18.7 million in 1998. The 2000 increase was primarily generated by renewal price increases implemented in 2000. The increase between 1998 and 1999 was due to the GAI acquisition adding $48.7 million in premiums. The acquisition brought excess coverages that were new to the Group allowing for increased limits, broadened classes and improved coverage forms.
     The 2000 combined ratio was 80.3%, compared with 47.3% in 1999 and 48.8% in 1998. Although the combined ratio increased, the results are still below the industry average.

HOMEOWNERS

     Net premiums written fell 4.8% in 2000 to $173.2 million from $181.9 million in 1999 and $180.7 million in 1998. Over the past two years, the Group has placed emphasis on selective underwriting and the homeowners Insurance-To-Value program. The program addresses underinsured homeowner properties and emphasizes adequate replacement cost values. Upon renewal, homeowner's accounts are subject to a replacement cost valuation and appropriate premium increases are implemented. The Insurance-To-Value program has contributed to the Group implementing an average price increase of more than 10% during the year 2000.
     The 2000 combined ratio decreased 4.5 points to 119.6%. This compares with a combined ratio of 124.1% in 1999 and 118.4% in 1998. Combined ratios are heavily impacted by catastrophe losses which added 10.3 points to the combined ratio in 2000, 12.6 points in 1999 and 15.2 points in 1998.

FIDELITY & SURETY

     Net premiums written decreased $.2 million or .6% in 2000 to $37.9 million, compared with $38.1 million in 1999 and $37.0 million in 1998.
     The combined ratio decreased to 71.5% in 2000 from 77.0% in 1999 and 81.4% in 1998. The Group's combined ratio remains below the historical industry average of 86.8%.

CATASTROPHE LOSSES

     Catastrophe losses in 2000 totaled $36.2 million, compared with $52.2 million in 1999 and $44.6 million in 1998. There were 24 separate catastrophes in 2000, compared with 27 catastrophes in 1999 and 37 in 1998. Catastrophe losses added 2.4 points to the combined ratio in 2000, compared with 3.4 points in 1999 and 3.6 points in 1998. The 1999 catastrophes included tornadoes in the greater Cincinnati and Oklahoma City areas as well as damage from Hurricane Floyd.

Catastrophe Losses
(in millions)
2000        $36
1999        $52
1998        $45
1997        $21
1996        $62

STATUTORY SURPLUS

     Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $812.1 million at December 31, 2000, compared with $899.8 million at December 31, 1999 and $1,027.1 million at December 31, 1998. The decrease in the 2000 surplus was due primarily to poor underwriting results, dividend payments, and the statutory treatment of the final installment payment for the acquisition of the Commercial Lines Division of GAI. The decrease in 1999 resulted from dividends, poor underwriting results and taxes on realized gains.

     The ratio of premiums written to statutory surplus is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Group to grow by writing additional business. Currently, the Group's ratio is 1.9 to 1. The ratio of 1.9 to 1 has increased from 1.8 to 1 and 1.4 to 1 in 1999 and 1998, respectively, due to a decline in the statutory surplus component of the ratio. The Corporation believes the statutory surplus level is adequate to support current business volume.
     The National Association of Insurance Commissioners (NAIC) has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. As of December 31, 2000, all insurance companies in the Group exceed the necessary capital.
     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.
     All states have adopted the Codification guidance, effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the Codification guidance will be reported as an adjustment to statutory policyholders' surplus as of January 1, 2001. The Group has determined the adoption of Codification will reduce statutory policyholders' surplus by approximately $46 million.

LIQUIDITY AND FINANCIAL STRENGTH

     Net cash generated from operations was $99.6 million, compared with cash used of $137.7 million in 1999 and cash generated of $24.6 million in 1998. The change in 2000 is due in part to payment received in 2000 as part of the commutation of a reinsurance treaty in the fourth quarter of 1999, a refund of prior year taxes paid, a reduction in paid losses and paid loss adjustment expenses, and a reduction in paid underwriting expenses as a result of the expense management efforts. The decrease in 1999, compared with 1998, primarily resulted from lower operating income. Investing activities used net cash of $103.5 million in 2000, compared with net cash produced of $108.1 million in 1999 and $93.5 million in 1998. Total cash used for financing activities was $56.0 million in 2000, compared with $125.5 million in 1999 and total cash produced of $66.9 million in 1998. Cash used from financing decreased in 2000 as a result of the reduction in shareholder dividends and the Corporation's decision not to repurchase any of its treasury shares. Overall, total cash used in 2000 was $59.9 million, compared with $155.0 million in 1999 and cash generated of $184.9 million in 1998.
     Shareholder dividend payments were $35.4 million in 2000, compared with $56.0 million in 1999 and $57.9 million in 1998. The decrease in 2000 was a result of the Corporation's decision to reduce quarterly dividend payments beginning in the second quarter to $.12 per share in order to strengthen the financial position of the Corporation. On
February 8, 2001, the Corporation eliminated its current quarterly dividend in order to further strengthen the Corporation's financial position.
     Cash flow has also been impacted by our share repurchase program. Although the Corporation did not repurchase any shares of its common stock in 2000, the Corporation did repurchase 2,478,000 shares for $46.1 million in 1999 and 4,725,800 shares for $100.2 million in 1998. The Corporation is currently authorized to repurchase 1,649,824 additional shares of its common stock to be held as treasury shares for stock options or other general corporate purposes. Since the beginning of 1987, 31.7 million shares have been repurchased at an average cost of $14.10 per share. In the future, shares will be repurchased when doing so makes economic sense for the Corporation and its shareholders.
     In order to evaluate corporate performance, the Corporation calculates a five-year average return on equity. Net income and unrealized gains and losses on investments are included in the calculation to derive a total return. A five-year average is used to correspond to the Corporation's planning horizon and emphasizes long-term returns, not intermediate fluctuations. The five-year average return on equity was 6.2%, 12.0% and 14.3% for 2000, 1999 and 1998, respectively.
     The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations, and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. As of December 31, 2000, approximately $81.2 million of retained earnings were not subject to restriction or prior dividend approval requirements.
     As of December 31, 2000, the Corporation had $220.8 million of outstanding notes payable. Of the $220.8 million, $5.8 million is related to a low interest loan outstanding with the state of Ohio used in conjunction with the home office purchase. The remaining $215.0 million is related to a 1997 credit facility that provided a $300.0 million revolving line of credit to the Corporation. The agreement expires in October 2002, with any outstanding loan balance due at that time. The credit facility agreement contains financial covenants and provisions customary for such arrangements. The most restrictive covenants include a maximum permissible consolidated funded debt that cannot exceed 30% of consolidated tangible net worth (as defined in the agreement) and a minimum statutory surplus of $750.0 million. The Corporation continues to review its financial covenants in the credit agreement in light of its operating losses. As of December 31, 2000, the Corporation was in compliance with these covenants. However, further deterioration of operating results, reductions in the equity portfolio valuation, or other changes in statutory surplus, including the effects of adopting new statutory accounting principles (such as Codification), may lead to covenant violations which could ultimately result in default.
     The Corporation is evaluating its capital requirements and is exploring ways to restructure and/or reduce its debt and strengthen its financial position. The Corporation has taken steps to strengthen its financial position by aggressively managing expenses and first reducing quarterly dividends to shareholders and later eliminating the current quarterly dividend in the first quarter of 2001. The Corporation may be required to obtain additional external funding, either in the form of debt or equity funding, to support its insurance operations in the future.
While the Corporation believes that it should be able to obtain such external funding, if needed, the availability of such funding cannot be assured nor can the cost of such funding be evaluated at this time.
     Regularly the Group's financial strength is reviewed by independent rating agencies. These agencies may upgrade, downgrade, or affirm their previous rating of the Group. During 2000, A. M. Best and Standard and Poor's (S&P) Rating Services downgraded the Group's financial strength ratings. The Group's A.M. Best rating moved from "A+" (superior) to "A" (excellent) and the S&P rating moved from "A+" to "BBB+". A. M. Best cited earnings deterioration, increased operating leverage, and significant management changes as reasons for the rating change. S&P focused on poor underwriting results, earnings volatility due to catastrophe losses, and an aggressive investment strategy. A. M. Best and S&P both recognized the Group's strong capitalization and expense reduction efforts as positive attributes. Moody's Investors Service affirmed the Group's "A2" rating based on capitalization and expense reduction measures. All three rating agencies recognized the shift in management focus to improve underwriting.

RESTRUCTURING

     In December 1998, the Group initiated a restructuring and reorganization plan. Under the plan, the Group consolidated many of its branch locations for underwriting and claims throughout 1999. Personal lines business centers were reduced from five to three locations. Commercial underwriting branches were reduced from 17 to eight locations and claims branches were reduced from 38 to six locations. Workforce reductions related to the restructuring plan, originally estimated to be 250 positions, have amounted to approximately 170 positions. The plan was estimated to generate $14 million in annual pre-tax savings upon full implementation in late 1999. The actual savings in 2000 were approximately $9 million.
     Restructuring charges recorded in 1998 were made up of expenses associated with abandoned lease space totaling $10.0 million or $.15 per share before-tax and $6.5 million or $.10 per share after-tax. The Group released $2.2 million and $2.9 million of the liability due to payments under leases in 2000 and 1999, respectively, and $2.4 million in 1999 for changes in assumptions used to establish the initial reserve.

DISCONTINUED OPERATIONS

     During 1995, the Corporation's life operations were discontinued. In order to exit the life operations the Company executed an agreement in 1995 to reinsure the existing blocks of business through a 100% coinsurance arrangement.
     Since The Ohio Life Insurance Company was contractually replaced as the primary insurer, the Corporation recognized unamortized ceding commission of $1.1 million before tax in 1999 and $1.1 million in 1998.
     On December 31, 1999, the Company sold 100% of The Ohio Life Insurance Company stock, thereby transferring all remaining assets and liabilities to the buyer. The after-tax gain on this sale totaled $6.2 million or $.11 per share.
     Net income from discontinued operations amounted to $4.3 million or $.07 per share in 1999, compared with $1.9 million or $.03 per share in 1998.

REINSURANCE

     In order to preserve capital and shareholder value, the Group purchases reinsurance to protect against large or catastrophic losses.
	The Property Per Risk treaty covers the Group in the event that an insured sustains a property loss in excess of $1.0 million in a single insured event. Property reinsurance covers $29.0 million in excess of the retention level. The Casualty Per Occurrence treaty covers the Group in the event an insured sustains a liability loss in excess of $1.0 million in a single insured event. Workers' compensation, umbrella and other casualty reinsurance covers $126.0 million, $81.0 million and $45.0 million, respectively, in excess of the retention level.
     The Catastrophe Reinsurance treaty protects the Group against an accumulation of losses arising from one defined catastrophic occurrence or series of events. This treaty provides $150.0 million of coverage in excess of the Group's $25.0 million retention level. In 2000, a portion of the catastrophe program was again renewed with a multi-year placement.
The multi-year placements provide continuity, maintain rates, and each reinsurer's overall share of the program. Over the last 20 years, there were two events that triggered coverage under our catastrophe reinsurance treaty. Losses and loss adjustment expenses from the Oakland Fires in 1991 and Hurricane Andrew in 1992 totaled $35.6 million and $29.8 million, respectively. Both of these losses exceeded the prior retention amount of $13.0 million. The Group recovered $33.9 million from reinsurers as a result of these events. Reinsurance limits are designed to cover exposure to a catastrophic event expected to occur once every 250 years.
     The Group also carries various treaties covering specialty lines of business from the GAI acquisition as well as facultative reinsurance contracts protecting certain individual risks.
     Reinsurance contracts do not relieve the Group of its obligation to policyholders. The collectibility of reinsurance is subject to the solvency of the reinsurers. The Group monitors the financial health and claims settlement performance of its reinsurers, since reinsurance protection is an important component in the financial plan. Annually, financial statements are reviewed and various ratios calculated to identify reinsurers who have ceased to meet our high standards of financial strength. If any reinsurers fail these tests, they are removed from the program at renewal. Currently, all domestic reinsurers have an A.M. Best rating of "A-" or better and the financial condition of all international reinsurers meet the Group's high standards. Additionally, the Group utilizes a large base of reinsurers to mitigate its concentration risk. In 2000, 1999 and 1998 no reinsurer accounted for more than 10% of total ceded premiums. As a result of the Group's controls over reinsurance, uncollectible amounts have not been significant.

LOSS AND LOSS ADJUSTMENT EXPENSES

     The Group's largest liabilities are reserves for losses and loss adjustment expenses. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. These reserves amounted to $2.0 billion at December 31, 2000, $1.9 billion at December 31, 1999 and $2.0 billion at December 31, 1998.
     In recent years, environmental liability claims have expanded greatly in the insurance industry. The Group has a substantially different mix of business than the industry. We have historically written small commercial accounts, and have not attracted significant manufacturing liability coverage. As a result, our environmental liability claims are substantially below the industry average. Our liability business reflected our current mix of approximately 66% contractors, 16% building/premises, 12% mercantile and only 6% manufacturers. Within the manufacturing category, we have concentrated on the light manufacturers, which further limits our exposure to environmental claims.
     Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 2000, 1999 and 1998, respectively, those reserves were $40.4 million, $41.1 million and $41.9 million. Asbestos reserves were $13.5 million, $9.6 million and $10.4 million and environmental reserves were $26.9 million, $31.5 million and $31.5 million for those respective years. These loss estimates are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is some uncertainty as to the ultimate liability. The Group changed its pollution exclusion policy language between 1985 and 1987 to effectively eliminate these coverages.

CALIFORNIA PROCEEDINGS

     Proposition 103 was passed in the state of California in 1988 in an attempt to legislate premium rates for that state. The proposition required premium rate rollbacks for 1989 California policyholders while allowing for a "fair" return for insurance companies.

     In 1998, the Administrative Law Judge issued a proposed ruling with a rollback liability of $24.4 million plus interest. The Group established a contingent liability for the Proposition 103 rollback of $24.4 million plus simple interest at 10% from May 8, 1989. This brought the total reserve to $52.3 million at September 30, 2000. On October 25, 2000, the Group announced a settlement agreement for California Proposition 103 that was approved by the Commissioner of Insurance of the state of California. Under the terms of the settlement, the members of the group will pay $17.5 million in refund premiums to eligible 1989 California policyholders. The Corporation expects the payments to be made in the first half of 2001. With this development, the total reserve was decreased to $17.5 million as of September 30, 2000. When the refund payments occur, the remaining $17.5 million liability will be extinguished. This decrease in the reserve resulted in an increase in operating income and net income for the third quarter 2000, but had no effect on the combined ratio reported.
     To date, the Group has paid approximately $5.7 million in legal costs related to the California withdrawal and Proposition 103.

INVESTMENTS

     Consolidated pre-tax investment income from continuing operations increased 11.3% to $205.1 million in 2000, compared with $184.3 million in 1999 and $169.0 million in 1998. The increase in investment income can be attributed to the second quarter 1999 reallocation in the investment portfolio from equity securities to investment grade securities. Also contributing to the increase has been the reallocation of investments from tax exempt municipal bonds to taxable bonds. After-tax investment income totaled $140.3 million in 2000, compared with $138.0 million in 1999 and $125.8 million in 1998. Pre-tax and after-tax investment income comparisons are impacted by investments in municipal bonds, which provide tax-free investment income.
     At year-end 2000, consolidated investments had a carrying value of $3.3 billion. The excess of market value over cost was $629.4 million, compared with $505.4 million at year-end 1999 and $787.9 million at year-end 1998. The 2000 increase was due to market growth in both the fixed income and equity portfolios, while the 1999 decrease in unrealized gains was largely attributable to the Group's reallocation of its investment portfolio mentioned in the results of operations section. The 1999 reallocation resulted in $145.0 million of unrealized gains being recognized. Consolidated after-tax realized investment gains (losses) from continuing operations amounted to $(1.5) million in 2000, compared with $104.5 million in 1999 and $9.4 million in 1998. The 2000 realized loss was impacted by approximately $10.9 million due to the write-down of securities for other than temporary declines in market value. The 1999 portfolio reallocation led to the large realized gain in 1999.
     The Corporation's fixed income portfolio has an intermediate duration and a laddered maturity structure. The Corporation does not try to time markets, instead, always choosing to remain fully invested.
     Tax exempt bonds decreased to 3.2% of the fixed income portfolio at year-end 2000 versus 19.4% and 34.8% for December 31, 1999 and 1998, respectively. The funds previously held in tax exempt bonds have been reallocated to investment grade taxable bonds. Due to recent poor operating results, the Corporation has reduced its holdings during 2000 and 1999 in order to maximize after-tax income.
     As of December 31, 2000, the Corporation held $1,124.0 million in mortgage-backed securities, compared with $784.3 million and $375.4 million at December 31, 1999 and 1998, respectively. The 2000 and 1999 increases are attributable to a redistribution of investments previously held in tax exempt bonds and the 1999 reallocation mentioned above. The majority of mortgage-backed security holdings are less volatile planned amortization class, sequential structures and agency pass-through securities. Of this portfolio, $13.1 million, $19.3 million and $9.6 million were invested in more volatile bond classes (e.g. interest-only, super-floaters, inverses) in 2000, 1999 and 1998, respectively.
     At year-end 2000, consolidated equity investments had a market value of $754.9 million. Equity investments have decreased as a percentage of the consolidated portfolio from 25.7% in 1998 to 22.7% at year-end 2000. This decrease is attributable to the 1999 reallocation of the Group's investment portfolio.
     The Corporation is adopting Statement of Financial Accounting Standards (SFAS) No. 133 effective January 1, 2001, and has concluded that the adoption should have an immaterial impact on the financial results upon implementation.

MARKET RISK DISCLOSURES FOR
FINANCIAL INSTRUMENTS

     Market risk is the risk of loss resulting from adverse changes in interest rates and market prices. In addition to market risk, the Corporation is exposed to other risks such as credit, reinvestment and liquidity risk. Credit risk refers to the financial risk that an obligation will not be paid and a loss will result. Reinvestment risk is the risk that interest rates will fall causing interim cash flows to earn less than the original investment. Liquidity risk describes the ease with which an investment can readily be sold without substantially affecting the asset's price. The sensitivity analysis below summarizes only the exposure to market risk.
     The Corporation strives to produce competitive returns by investing in a diverse portfolio of high-quality companies. All investments are held as "available-for-sale", as defined by SFAS No. 115.
     Interest Rate Risk - The Corporation has exposure to losses resulting from potential volatility in interest rates. The Corporation attempts to mitigate its exposure to interest rate risk through active portfolio management and periodic reviews of asset and liability positions.
Estimates of cash flows and the impact of interest rate fluctuations relating to the Corporation's investment portfolio are modeled semi-annually and reviewed regularly.
     Equity Price Risk - Equity price risk can be separated into two elements. The first, systematic risk, is the portion of a portfolio or individual security's price movement attributed to stock market movement as a whole. The second element, nonsystematic risk, is the portion of price movement unique to the individual portfolio or security. This risk can be further divided between industry characteristics and the individual issuer. The Corporation attempts to manage nonsystematic risk by monitoring a portfolio that is diversified across industries.
     The following tables illustrate the hypothetical effect of an increase in interest rates of 100 basis points (1%) and a 10% decrease in equity values at December 31, 2000, 1999 and 1998, respectively. The changes selected above reflect the Corporation's view of shifts in rates and values that are quite possible over a one-year period. These rates should not be considered a prediction of future events by the Corporation. This analysis is not intended to provide a precise forecast of the effect of changes in interest rates and equity prices on the Corporation's income, cash flow or shareholders' equity. In addition, the analysis does not take into account any actions the Corporation may take to reduce its exposure in response to market fluctuations.

				      Estimated        Adjusted Market Value
December 31, 2000                     Fair Value        as indicated above
-----------------------------------------------------------------------------
Interest Rate Risk:
     Fixed maturities                   $2,514                $2,419
     Short-term
	investments                         60                    60
Equity Price Risk:
     Equity securities                     755                   679
-----------------------------------------------------------------------------
	     Totals                     $3,329                $3,158
=============================================================================


				      Estimated        Adjusted Market Value
December 31, 1999                     Fair Value        as indicated above
-----------------------------------------------------------------------------
Interest Rate Risk:
	Fixed maturities                $2,377                $2,272
	Short-term
	   investments                     104                   104
Equity Price Risk:
	Equity securities                  698                   628
-----------------------------------------------------------------------------
		    Totals              $3,179                $3,004
=============================================================================


				      Estimated        Adjusted Market Value
December 31, 1998                     Fair Value        as indicated above
-----------------------------------------------------------------------------
Interest Rate Risk:
	Fixed maturities                $2,416                $2,312
	Short-term
	   investments                     263                   263
Equity Price Risk:
	Equity securities                  925                   832
-----------------------------------------------------------------------------
		    Totals              $3,604                $3,407
=============================================================================

     In addition to the above scheduled investments, the Corporation has a revolving line of credit. An increase in interest rates of one hundred basis points would result in additional annual interest expense of $2.2 million.
     Certain assumptions are inherent in the above analysis. The Corporation assumes an instantaneous and parallel shift in interest rates and equity prices at December 31, 2000, 1999 and 1998 and that the composition of its investment portfolio remains relatively constant.
Also, the Corporation assumes a change in interest rates is reflected uniformly across all financial instruments. The adjusted market values are estimated using discounted cash flow analysis and duration modeling.

NEW ACCOUNTING STANDARDS

     See discussion of new accounting standards in Note 21.

FORWARD-LOOKING STATEMENTS

     Ohio Casualty Corporation publishes forward-looking statements relating to such matters as anticipated financial performance, business prospects and plans, regulatory developments and similar matters. The statements contained in this report that are not historical information, are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under The Securities Act of 1933 and The Securities Exchange Act of 1934 for forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's business, include the following: changes in property and casualty reserves; catastrophe losses; premium and investment growth; product pricing environment; availability of credit; changes in government regulation; performance of financial markets; fluctuations in interest rates; availability and pricing of reinsurance; litigation and administrative proceedings; Year 2000 issues; ability of Ohio Casualty to integrate and retain the business acquired from the Great American Insurance Company, and general economic and market conditions.

Ohio Casualty Corporation & Subsidiaries
CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except per share data)             2000         1999         1998
-----------------------------------------------------------------------------------------------
Assets
Investments:
 Fixed maturities:
   Available-for-sale, at fair value                    $2,513,654   $2,376,973   $2,415,904
       (Cost:  $2,470,375; $2,408,201; $2,307,734)
 Equity securities, at fair value                          754,919      698,129      924,906
       (Cost:  $168,779; $161,498; $245,129)
 Short-term investments, at fair value                      59,679      104,398      262,863
       (Cost:  $59,679; $104,446; $262,939)
-----------------------------------------------------------------------------------------------
 Total investments                                       3,328,252    3,179,500    3,603,673
Cash                                                        30,365       45,559       42,139
Premiums and other receivables, net of allowance for
 bad debts of $10,700, $9,338, and $8,739, respectively    357,108      366,202      301,943
Deferred policy acquisition costs                          175,071      177,745      176,606
Property and equipment, net of accumulated depreciation
 of $122,040, $113,541, and $97,991, respectively           91,259       94,670       80,065
Reinsurance recoverable                                    148,633      139,021      154,123
Agent relationships, net of accumulated amortization
 of $25,013, $13,298, and $1,031, respectively             263,379      293,565      308,206
Other assets                                                95,298      180,182      135,509
-----------------------------------------------------------------------------------------------
 Total assets                                           $4,489,365   $4,476,444   $4,802,264
===============================================================================================
Liabilities
Insurance reserves:
 Unearned premiums                                      $  696,513   $  725,399   $  668,550
 Losses                                                  1,627,568    1,544,967    1,580,599
 Loss adjustment expenses                                  375,951      363,488      376,340
 Future policy benefits                                          0            0       25,518
Notes payable                                              220,798      241,446      265,000
California Proposition 103 reserve                          17,500       50,486       48,043
Deferred income taxes                                       65,613       62,843      140,730
Other liabilities                                          368,831      336,828      376,503
-----------------------------------------------------------------------------------------------
 Total liabilities (See Notes 1 and 8)                   3,372,774    3,325,457    3,481,283
-----------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.125 par value                               11,802       11,802        5,901
 Authorized:  150,000 shares;
   issued shares:  94,418*; 94,418*; 47,209
Preferred stock, No par value
 Authorized:  2,000 shares;
   issued shares:  0; 0; 0                                       0            0            0
Additional paid-in capital                                   4,180        4,286        4,135
Common stock purchase warrants                              21,138       21,138       21,138
Accumulated other comprehensive income:
   Unrealized gain on investments, net of
     applicable income taxes                               409,904      329,354      511,816
Retained earnings                                        1,122,867    1,237,562    1,185,349
Treasury stock, at cost:
 (Shares:  34,346; 34,335; 31,070)*                       (453,300)    (453,155)    (407,358)
-----------------------------------------------------------------------------------------------
 Total shareholders' equity                              1,116,591    1,150,987    1,320,981
-----------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity             $4,489,365   $4,476,444   $4,802,264
===============================================================================================

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23). See notes to consolidated financial statements.

Ohio Casualty Corporation & Subsidiaries
STATEMENT OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME

Year ended December 31 (in thousands, except
  per share data)                                            2000         1999         1998
---------------------------------------------------------------------------------------------
Premiums and finance charges earned                     $1,533,998   $1,554,966   $1,268,824
Investment income less expenses                            205,062      184,287      169,024
Investment gains (losses) realized, net                     (2,391)     160,827       14,411
---------------------------------------------------------------------------------------------
    Total revenues                                       1,736,669    1,900,080    1,452,259

Losses and benefits for policyholders                    1,116,271    1,008,668      805,020
Loss adjustment expenses                                   177,894      166,986      115,253
General operating expenses                                 152,969      173,212      120,304
Amortization of agent relationships                         11,715       12,267        1,031
Write-off of agent relationships                            45,971            0            0
Amortization of deferred policy acquisition costs          394,515      401,993      316,516
Restructuring charge                                            22       (2,378)      10,000
California Proposition 103 reserve, including interest     (32,986)       2,443      (18,865)
---------------------------------------------------------------------------------------------
    Total expenses                                       1,866,371    1,763,191    1,349,259
---------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                                   (129,702)     136,889      103,000
Income tax (benefit) expense:
   Current                                                  (9,850)      11,067        6,258
   Deferred                                                (40,603)      19,886       13,731
---------------------------------------------------------------------------------------------
    Total income tax (benefit) expense                     (50,453)      30,953       19,989
---------------------------------------------------------------------------------------------
Income (loss) before discontinued operations               (79,249)     105,936       83,011
Income from discontinued operations, net of taxes of
  $0, $78, and $1,028, respectively (See Note 20)                0        4,270        1,916
Gain on sale of discontinued operations, net of taxes of
  $0, $235, and $0 (See Note 20)                                 0        6,190            0
Cumulative effect of accounting change, net of taxes             0       (2,255)           0
---------------------------------------------------------------------------------------------
    Net income (loss)                                   $  (79,249)  $  114,141   $   84,927
=============================================================================================
Other comprehensive income (loss), net of taxes:
   Net change in unrealized gains, net of
   income tax expense of $43,374, $(98,249), and
   $31,002, respectively                                    80,550     (182,462)      57,575
---------------------------------------------------------------------------------------------
    Comprehensive income (loss) (See Note 12)           $    1,301   $  (68,321)  $  142,502
=============================================================================================
Average shares outstanding - basic*                         60,075       61,126       65,808

Average shares outstanding - diluted*                       60,075       61,139       65,870
=============================================================================================
Earnings per share (basic and diluted):*
Income (loss) from continuing operations, per share     $    (1.32)  $     1.73   $     1.26
Income from discontinued operations, per share                0.00         0.07         0.03
Gain on sale of discontinued operations, per share            0.00         0.11         0.00
Effect of change in accounting principle (net of taxes)       0.00        (0.04)        0.00
---------------------------------------------------------------------------------------------
   Net income (loss), per share                         $    (1.32)  $     1.87   $     1.29
=============================================================================================

*Adjusted for 2 for 1 stock dividend effective July 22, 1999.
See notes to consolidated financial statements.

Ohio Casualty Corporation & Subsidiaries
STATEMENT OF CONSOLIDATED
SHAREHOLDERS' EQUITY

							    Common     Accumulated
					     Additional     stock         other                                    Total
(in thousands,                     Common     paid-in      purchase   comprehensive    Retained     Treasury    shareholders'
 except per share data)            stock      capital      warrants       income       earnings       stock        equity
----------------------------------------------------------------------------------------------------------------------------
Balance,
January 1, 1998                   $ 5,901     $3,872       $     0      $ 454,241     $1,158,308   $(307,493)    $1,314,829

Net change in unrealized gain                                              88,577                                    88,577
Deferred income tax on
  net change in unrealized gain                                           (31,002)                                  (31,002)
Net issuance of treasury
  stock under stock option
  plan (20 shares)*                              263                                                     126            389
Repurchase of treasury
  stock (4,726 shares)*                                                                              (99,991)       (99,991)
Issuance of warrants                                        21,138                                                   21,138
Net income                                                                                84,927                     84,927
Cash dividends paid
 ($.88 per share)*                                                                       (57,886)                   (57,886)
-----------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998                 $ 5,901     $4,135       $21,138      $ 511,816     $1,185,349   $(407,358)    $1,320,981

Net change in unrealized gain                                            (280,711)                                 (280,711)
Deferred income tax on
  net change in unrealized gain                                            98,249                                    98,249
Net issuance of treasury
  stock under stock option
  plan (24 shares)                               151                                                     290            441
Repurchase of treasury
  stock (2,478 shares)                                                                               (46,087)       (46,087)
Net income                                                                               114,141                    114,141
Cash dividends paid
  ($.92 per share)                                                                       (56,027)                   (56,027)
Stock dividend (47,209 shares)      5,901                                                 (5,901)                         0
-----------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999                 $11,802      $4,286      $21,138      $ 329,354     $1,237,562   $(453,155)    $1,150,987

Net change in unrealized gain                                             123,924                                   123,924
Deferred income tax on
  net change in unrealized gain                                           (43,374)                                  (43,374)
Net forfeiture of treasury
  stock under stock award
  plan (11 shares)                               (106)                                                  (145)          (251)
Net loss                                                                                 (79,249)                   (79,249)
Cash dividends paid
  ($.59 per share)                                                                       (35,446)                   (35,446)
-----------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000                 $11,802      $4,180      $21,138      $ 409,904     $1,122,867   $(453,300)    $1,116,591
=============================================================================================================================

*Adjusted for 2 for 1 stock dividend effective July 22, 1999 (See Note 23). See notes to consolidated financial statements.

Ohio Casualty Corporation & Subsidiaries
STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in thousands)                        2000           1999         1998
------------------------------------------------------------------------------------------------
Cash flows from:
Operations
    Net income (loss)                                 $   (79,249)   $   114,141    $  84,927
    Adjustments to reconcile net income to
      cash from operations:
	Changes in:
	  Insurance reserves                               66,178        (17,153)      (8,051)
	  Income taxes                                    (36,193)        (5,510)        (978)
	  Premiums and other receivables                    9,094        (64,259)       9,983
	  Deferred policy acquisition costs                 2,674         (1,139)     (13,171)
	  Reinsurance recoverable                          (9,612)        15,101      (45,161)
	  Other assets                                     80,105        (16,930)     (39,156)
	  Other liabilities                                24,048        (38,806)      52,440
	  California Proposition 103 reserves             (32,986)         2,443      (18,865)
	Amortization and write-off of agent
	  relationships                                    57,686         12,267        1,031
	Depreciation and amortization                      15,510         28,769       15,902
	Investment (gains) losses                           2,391       (162,698)     (14,339)
	Gain on sale of discontinued
	  operations (See Note 20)                              0         (6,190)           0
	Cumulative effect of an accounting change               0          2,255            0
----------------------------------------------------------------------------------------------
  Net cash generated (used) from operating activies        99,646       (137,709)      24,562
----------------------------------------------------------------------------------------------
Investing
  Purchase of securities:
    Fixed income securities - available-for-sale       (1,131,406)    (1,572,645)    (467,295)
    Equity securities                                     (80,375)       (26,696)     (32,502)
  Proceeds from sales:
    Fixed income securities - available-for-sale          990,390      1,287,982      425,355
    Equity securities                                      54,817        302,355       51,217
  Proceeds from maturities and calls:
    Fixed income securities - available-for-sale           57,930        133,269      136,066
    Equity securities                                      10,200          3,000       21,848
  Property and equipment:
    Purchases                                              (9,511)       (31,425)     (40,642)
    Sales                                                   4,423          1,270          517
  Cash proceeds from sale of discontinued
    operations (See Note 20)                                    0         11,011            0
  Cash paid in acquisition of business, net of
    cash acquired                                               0              0       (1,082)
----------------------------------------------------------------------------------------------
   Net cash generated (used) from investing activities   (103,532)       108,121       93,482
----------------------------------------------------------------------------------------------
Financing
  Notes payable:
    Borrowings                                                  0         16,500      230,000
    Repayments                                            (20,648)       (40,054)      (5,000)
  Proceeds from exercise of stock options                      67            211            1
  Purchase of treasury stock                                    0        (46,087)    (100,212)
  Dividends paid to shareholders                          (35,446)       (56,027)     (57,886)
----------------------------------------------------------------------------------------------
   Net cash generated (used) from financing
     activities                                           (56,027)      (125,457)      66,903
----------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                   (59,913)      (155,045)     184,947
Cash and cash equivalents, beginning of year              149,957        305,002      120,055
----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                $    90,044    $   149,957    $ 305,002
==============================================================================================
Additional disclosures:
  Interest paid                                       $    15,626    $    14,731    $   3,547
  Income taxes paid (refunded)                            (14,248)        34,824       21,805

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All dollar amounts in thousands, except share data, unless otherwise stated.

NOTE  1  --  Accounting Policies

A.   Nature of Business
Ohio Casualty Group includes six property and casualty insurers whose primary products consist of insurance for personal auto, commercial property, homeowners, workers' compensation and other miscellaneous lines. The Group operates through the independent agency system in over 40 states. Of net premiums written in 2000, approximately 14.9% was generated in the state of New Jersey, 9.7% in Ohio and 8.5% in Kentucky.

B.   Principles of Consolidation
The consolidated financial statements have been prepared on the basis of generally accepted accounting principles and include the accounts of Ohio Casualty Corporation and its subsidiaries. The results of operations of the acquisition of certain assets and liabilities of the Great American Insurance Company Commercial Lines Division (GAI) have been included in the consolidated financial statements of the Corporation since the date of acquisition, December 1, 1998 (See Note 14). All significant inter-company transactions have been eliminated.

C.   Investments
Investment securities are classified upon acquisition into one of the following categories:
     (1)  held to maturity securities
     (2)  trading securities
     (3)  available-for-sale securities
     Currently, all of the Corporation's investments are held as available-for-sale securities. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred tax. Equity securities are carried at quoted market values and include nonredeemable preferred stocks and common stocks. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. The Corporation regularly evaluates all of its investments based on current economic conditions, credit loss experience and other specific developments. If there is a decline in a security's net realizable value that is other than temporary, it is treated as a realized loss and the cost basis of the security is reduced to its estimated fair value.
     Short-term investments include commercial paper and notes with original maturities of 90 days or less and are stated at fair value. Short-term investments are deemed to be cash equivalents.
     Realized gains or losses on disposition of investments are determined on the basis of specific cost of investments.

D.   Premiums
Property and casualty insurance premiums are earned principally on a monthly pro rata basis over the term of the policy; the premiums applicable to the unexpired terms of the policies are included in unearned premium reserve.

E.   Deferred Policy Acquisition Costs
Acquisition costs incurred at policy issuance net of applicable ceding commissions are deferred and amortized over the term of the policy. Acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits, and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses which vary directly with the acquisition of insurance contracts. Periodically, we perform an analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated in the periods presented.

F.   Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets. As of January 1, 1998, the Corporation adopted Statement of Position (SOP) 98-1 and began capitalizing costs incurred to internally develop software assets used in the Corporation's operations. The Corporation amortizes these costs on a straight-line basis over the estimated useful life of the asset when placed into service. Capitalized software costs are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amounts. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. Unamortized software costs and accumulated amortization in the consolidated balance sheet were $28,764 and $552 at December 31, 2000, and $17,960 and $368 at December 31, 1999,
respectively.

G.   Agent Relationships
The Corporation recorded an asset (agent relationships) for the excess of cost over the fair value of net assets acquired. Agent relationships are amortized on a straight-line basis over a twenty-five year period. Agent relationships are evaluated periodically as events or circumstances, such as cancellation of agents, indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgments to evaluate the capacity of an acquired business to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized (See Note 14).

H.   Loss Reserves
The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. The methods of making such estimates are continually reviewed and updated, and any resulting adjustments are reflected in earnings currently.

I.   Deferred Income Taxes
The Corporation records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

J.   Stock Options
The Corporation accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees". Under APB 25, the Corporation recognizes expense based on the intrinsic value of options.

K.   Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     The insurance industry is subject to heavy regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

NOTE  2  --  Investments
Investment income is summarized as follows:

					 2000            1999            1998
------------------------------------------------------------------------------
Investment income from:
   Fixed maturities                  $199,474        $177,018        $155,153
   Equity securities                   11,234          12,961          15,533
   Short-term securities                5,352           5,942           5,332
------------------------------------------------------------------------------
Total investment income               216,060         195,921         176,018
Investment expenses                    10,998          11,634           6,994
------------------------------------------------------------------------------
Net investment income                $205,062        $184,287        $169,024
==============================================================================

     The proceeds, gross realized gains and gross realized losses from sales of available-for-sale securities were as follows:

				      Gross           Gross                Net
				   Realized        Realized           Realized
December 31           Proceeds        Gains        (Losses)     Gains (Losses)
-------------------------------------------------------------------------------
2000                $1,045,207     $ 18,728       $(21,119)         $  (2,391)
1999                 1,590,337      169,301         (8,474)           160,827
1998                   476,572       22,531         (8,120)            14,411

     The increase in realized gains in 1999 was due to a strategic asset reallocation involving the sale of approximately $200 million in equity securities resulting in $145 million of realized gains.
     Changes in unrealized gains (losses) on investment in securities are summarized as follows:

				      2000          1999          1998
-----------------------------------------------------------------------
Unrealized gains (losses):
    Securities                    $123,924     $(280,711)     $ 88,577
    Deferred tax                   (43,374)       98,249       (31,002)
-----------------------------------------------------------------------
Net unrealized gains (losses)    $  80,550     $(182,462)     $ 57,575
=======================================================================

     The amortized cost and estimated market values of investments in debt and equity securities are as follows:

					    Gross       Gross     Estimated
			    Amortized  Unrealized  Unrealized          Fair
2000                             Cost       Gains      Losses         Value
----------------------------------------------------------------------------
Securities available-
   for-sale:
  U.S. Government          $   54,290    $  1,530    $   (212)   $   55,608
   States,
    municipalities and
    political
    subdivisions               78,049       1,322        (128)       79,243
  Corporate securities      1,233,418      40,427     (18,994)    1,254,851
  Mortgage-backed
   securities:
      U.S. Government
	 Agency                25,764         199        (136)       25,827
      Other                 1,078,854      26,388      (7,117)    1,098,125
----------------------------------------------------------------------------
Total fixed maturities      2,470,375      69,866     (26,587)    2,513,654
Equity securities             168,779     598,840     (12,700)      754,919
Short-term investments         59,679           0           0        59,679
----------------------------------------------------------------------------
Total securities,
    available-for-sale     $2,698,833    $668,706    $(39,287)   $3,328,252
============================================================================

					    Gross       Gross     Estimated
			    Amortized  Unrealized  Unrealized          Fair
1999                             Cost       Gains      Losses         Value
----------------------------------------------------------------------------
Securities available-
  for-sale:
 U.S. Government           $   65,214    $  1,001    $ (1,108)   $   65,107
  States,
   municipalities
   and political
   subdivisions               456,959       9,724      (5,256)      461,427
  Corporate securities      1,082,975      17,344     (34,196)    1,066,123
  Mortgage-backed
   securities:
      U.S. Government
	 Agency                47,865          30      (1,438)       46,457
      Other                   755,188       5,093     (22,422)      737,859
----------------------------------------------------------------------------
Total fixed maturities      2,408,201      33,192     (64,420)    2,376,973
Equity securities             161,498     543,718      (7,087)      698,129
Short-term investments        104,446          29         (77)      104,398
----------------------------------------------------------------------------
Total securities,
    available-for-sale     $2,674,145    $576,939    $(71,584)   $3,179,500
============================================================================

					    Gross       Gross     Estimated
			    Amortized  Unrealized  Unrealized          Fair
1998                             Cost       Gains      Losses         Value
----------------------------------------------------------------------------
Securities available-
  for-sale:
 U.S. Government           $   74,534    $  5,340    $    (20)   $   79,854
  States,
  municipalities
  and political
  subdivisions                800,945      38,668         (40)      839,573
  Debt securities
   issued by foreign
   governments                  3,000         636           0         3,636
  Corporate securities      1,062,165      62,275      (6,965)    1,117,475
  Mortgage-backed
   securities:
      U.S. Government
	 Agency                 6,130         145           0         6,275
      Other                   360,960       9,226      (1,095)      369,091
----------------------------------------------------------------------------
Total fixed maturities      2,307,734     116,290      (8,120)    2,415,904
Equity securities             245,129     686,715      (6,938)      924,906
Short-term investments        262,939           5         (81)      262,863
----------------------------------------------------------------------------
Total securities,
    available-for-sale     $2,815,802    $803,010    $(15,139)   $3,603,673
============================================================================

     The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

							       Estimated
					    Amortized               Fair
						 Cost              Value
--------------------------------------------------------------------------
Due in one year or less                    $   40,747         $   38,914
Due after one year through five years         462,097            466,059
Due after five years through ten years        616,024            634,063
Due after ten years                           246,889            250,666
Mortgage-backed securities:
   U.S. Government Agency                      25,764             25,827
   Other                                    1,078,854          1,098,125
--------------------------------------------------------------------------
Total fixed maturities                     $2,470,375         $2,513,654
==========================================================================

     Certain securities were determined to have other than temporary declines in book value and were written down through realized investment losses. Total write-downs were $24,715, $14,850 and $12,709 during 2000, 1999 and 1998, respectively, representing a reduction in value of $18,304, $6,967 and $4,469 on fixed maturities and $6,411, $7,883 and $8,240 on equity securities.
     Proceeds from maturities and sales of investments in debt securities during 2000, 1999 and 1998 were $1,048,320, $1,421,251 and $561,421, respectively. Gross gains of $14,179, $13,677 and $23,108 and gross losses of $35,858, $37,126 and $6,778 were realized on those maturities and sales in 2000, 1999 and 1998, respectively.

NOTE 3 -- Fair Value of Financial Instruments
The following table presents the carrying amounts and fair values of the Corporation's financial instruments:


					   Carrying               Fair
2000                                         Amount              Value
-----------------------------------------------------------------------
Assets
   Cash and short-term investments       $   90,044         $   90,044
   Securities available-for-sale          3,268,573          3,268,573
Liabilities
   Long-term debt                        $  220,798         $  220,798
-----------------------------------------------------------------------


					   Carrying               Fair
1999                                         Amount              Value
-----------------------------------------------------------------------
Assets
   Cash and short-term investments       $  149,957         $  149,957
   Securities available-for-sale          3,075,102          3,075,102
Liabilities
   Long-term debt                        $  241,446         $  241,446
-----------------------------------------------------------------------



					   Carrying               Fair
1998                                         Amount              Value
-----------------------------------------------------------------------
Assets
   Cash and short-term investments       $  305,002         $  305,002
   Securities available-for-sale          3,340,810          3,340,810
Liabilities
   Future policy benefits                $   25,518         $   25,518
   Long-term debt                           265,000            265,000
----------------------------------------------------------------------

     The Corporation believes that the fair value of long-term debt is approximately equal to its carrying value due to the market-based variable interest rates associated with the debt.


NOTE  4  --  Deferred Policy Acquisition Costs
Changes in deferred policy acquisition costs are summarized as follows:

					2000          1999          1998
-------------------------------------------------------------------------
Deferred, January 1                 $177,745       $176,606     $126,063
-------------------------------------------------------------------------
Additions:
Addition due to acquisition                0              0       37,371
Commissions and brokerage            249,940        250,390      207,747
Salaries and employee benefits        61,067         70,823       50,194
Other                                 80,834         80,826       70,654
-------------------------------------------------------------------------
Deferral of expense                  391,841        402,039      365,966
-------------------------------------------------------------------------
Amortization to expense
   Discontinued operations                 0         (1,093)      (1,093)
   Continuing operations             394,515        401,993      316,516
-------------------------------------------------------------------------
Deferred, December 31               $175,071       $177,745     $176,606
=========================================================================

NOTE 5  --  Income Tax
The effective income tax rate is less than the statutory corporate tax rate of 35% for 2000, 1999 and 1998 for the following reasons:

					2000           1999          1998
--------------------------------------------------------------------------
Tax at statutory rate               $(45,396)      $ 45,626      $ 36,050
Tax exempt interest                   (5,578)       (12,543)      (16,433)
Dividends received deduction (DRD)    (1,399)        (3,483)       (3,247)
Proration of DRD and
   tax exempt interest                 1,012          2,124         2,826
Miscellaneous                            908           (771)          793
--------------------------------------------------------------------------
      Actual tax expense (benefit)  $(50,453)      $ 30,953      $ 19,989
==========================================================================

     Tax years 1993 through 1995 are being examined by the Internal Revenue Service. Management believes there will not be a significant impact on the financial position or results of operations of the Corporation as a result of this audit.
     The components of the net deferred tax liability were as follows:



					2000           1999          1998
--------------------------------------------------------------------------
Unearned premium proration         $  36,640      $  38,574     $  35,209
Accrued expenses                      42,515         34,595        44,622
NOL and AMT carryforward              23,250              0         3,927
Postretirement benefits               32,905         31,766        29,768
Discounted loss and
  loss expense reserves               80,647         69,955        70,663
--------------------------------------------------------------------------
Total deferred tax assets            215,957        174,890       184,189
--------------------------------------------------------------------------
Deferred policy acquisition costs    (61,275)       (60,811)      (49,765)
Unrealized gains on investments     (220,295)      (176,922)     (275,154)
--------------------------------------------------------------------------
Total deferred tax liabilities      (281,570)      (237,733)     (324,919)
--------------------------------------------------------------------------
Net deferred tax liability         $ (65,613)     $ (62,843)    $(140,730)
==========================================================================

NOTE 6  -- Employee Benefits
The Corporation has a non-contributory defined benefit retirement plan, a contributory health care, life and disability insurance plan and a savings plan covering substantially all employees. Benefit expenses are as follows:


				       2000           1999          1998
-------------------------------------------------------------------------
Employee benefit costs:
    Pension plan                    $(2,816)       $ 1,858       $(1,610)
    Health care                      16,718         16,180        13,215
    Life and disability insurance       741            743           502
    Savings plan                      2,787          2,948         2,404
-------------------------------------------------------------------------
				    $17,430        $21,729       $14,511
=========================================================================

     The pension benefit is determined as follows:


					2000           1999          1998
--------------------------------------------------------------------------
Service cost (benefit) earned
  during the year                   $  6,556       $  8,545      $  6,011
Interest cost on projected
  benefit obligation                  17,167         15,729        15,068
Expected return on plan assets       (23,348)       (19,598)      (19,871)
Amortization of unrecognized
  net obligation (asset)              (2,946)        (3,017)       (3,017)
Amortization of accumulated
  losses (gains)                        (444)             0             0
Amortization of unrecognized
  prior service cost                     199            199           199
--------------------------------------------------------------------------
Net pension benefit (cost)          $  (2,816)     $  1,858      $ (1,610)
==========================================================================

     Changes in the benefit obligation during the year:


					2000           1999          1998
--------------------------------------------------------------------------
Benefit obligation at
  beginning of year                 $229,094       $239,293      $213,720
--------------------------------------------------------------------------
Service cost                           6,556          8,545         6,011
Interest cost                         17,167         15,729        15,068
Actuarial loss (gain)                (12,176)       (24,141)       17,132
Benefits paid                        (16,085)       (14,956)      (12,638)
Curtailments                               0          1,115             0
Special termination benefits               0          3,509             0
--------------------------------------------------------------------------
Benefit obligation at end of year   $224,556       $229,094      $239,293
==========================================================================

     Changes in pension plan assets during the year:


					2000           1999          1998
--------------------------------------------------------------------------
Fair value of plan assets at
  beginning of year                 $277,588       $252,224      $276,477
--------------------------------------------------------------------------
Actual return on plan assets          11,850         40,279       (12,038)
Benefits paid                        (15,969)       (14,915)      (12,215)
--------------------------------------------------------------------------
Fair value of plan assets at
  end of year                       $273,469       $277,588      $252,224
==========================================================================

	Pension plan funding at December 31:


					2000           1999          1998
--------------------------------------------------------------------------
Funded status                        $48,913        $48,495       $12,931
Unrecognized net gain (loss)          37,558         37,323        (6,796)
Unrecognized net assets                5,892          8,837        12,068
Unrecognized prior service cost       (1,896)        (2,093)       (2,308)
--------------------------------------------------------------------------
Accrued pension asset                $ 7,359        $ 4,428       $ 9,769
==========================================================================
Expected long-term return
  on plan assets                       9.00%          8.75%         7.75%
Discount rate on plan
  benefit obligations                  8.00%          7.75%         6.75%
Expected future rate
  of salary increases                  5.25%          5.25%         5.25%

     Pension benefits are based on service years and average compensation using the five highest consecutive years of earnings in the last decade of employment. The pension plan measurement date is October 1, 2000, 1999 and 1998. Plan assets at December 31, 2000 include $18,066 of the Corporation's common stock at market value compared to $27,057 and $34,637 at December 31, 1999 and 1998, respectively.
     Postretirement benefit cost at December 31:


					2000           1999          1998
--------------------------------------------------------------------------
Service cost                          $2,333        $ 3,141        $2,061
Interest cost                          6,563          6,448         5,753
Amortization of unrecognized
   prior service costs                   240            535             0
--------------------------------------------------------------------------
Net periodic postretirement
   benefit cost                       $9,136        $10,124        $7,814
==========================================================================

	Changes in the postretirement benefit obligation during the year:


					2000           1999          1998
--------------------------------------------------------------------------
Benefit obligation at
   beginning of year                 $92,239        $98,347       $81,694
--------------------------------------------------------------------------
Service cost                           2,333          3,141         2,061
Interest cost                          6,563          6,448         5,753
Plan participants' contributions      (5,719)        (4,652)       (4,676)
Increase due to actuarial loss
   (gain), change in discount rate,
   or other assumptions               (8,443)       (11,045)        7,099
Prior service cost unrecognized
   at year end                             0              0         6,416
--------------------------------------------------------------------------
Benefit obligation at
   end of year                       $86,973        $92,239       $98,347
==========================================================================

     Accrued postretirement benefit liability at December 31:


					2000           1999          1998
--------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation                $86,973        $92,239       $98,347
Unrecognized net gain (loss)           8,847          4,404        (6,642)
Unrecognized prior service cost       (1,806)        (5,882)       (6,416)
--------------------------------------------------------------------------
Accrued postretirement
   benefit liability                 $94,014        $90,761       $85,289
==========================================================================

     Postretirement benefit weighted average rate assumptions at October 1:


					2000           1999          1998
--------------------------------------------------------------------------
Medical trend rate                       8%             8%            7%
Dental trend rate                        5%             5%            5%
Ultimate health care trend rate          5%             5%            5%
Discount rate                         8.00%          7.75%         6.75%

     The above medical trend rates assumed for 2000, 1999 and 1998 were assumed to decrease .5%, .5% and 1% per year to the ultimate rate of 5% in 6, 6 and 2 years, respectively. The postretirement plan measurement date is October 1 for 2000, 1999 and 1998.
     Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 by approximately $10,437 and increase the postretirement benefit cost for 2000 by $1,462. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000 by approximately $8,697 and decrease the postretirement benefit cost for 2000 by $1,188.
     The Corporation's health care plan is a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded. Benefit costs are accrued based on actuarial projections of future payments. There are currently 3,165 active employees and 1,554 retired employees covered by these plans.
     Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested in Corporation stock purchased on the open market by trustees of the plan.

NOTE 7  -  Stock Options
The Corporation is authorized under provisions of the 1993 and 1999 Stock Incentive Programs to grant options to purchase 2,587,000 and 1,500,000 shares of the Corporation's common stock to key executive employees, directors and other full time employees at a price not less than the fair market value of the shares on dates the options are granted. The options granted under the 1993 program may be either "Incentive Stock Options" or "Nonqualified Stock Options" as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options granted under the 1999 program are "Nonqualified Stock Options". The options under both plans are non-transferable and exercisable at any time after the vesting requirements are met. Option expiration dates are ten years from the grant date. Options vest under the 1993 plan at either 50% per year for two consecutive years, or at 33% per year for three consecutive years. Options vest under the 1999 plan at 50% per year for two consecutive years from the date of the grant. The options also have accelerated vesting periods for participant retirement, death, or disability of 6 months for the 1993 program and 12 months for the 1999 program. As of December 31, 2000, there are 1,068,958 and 250,750 remaining options available to be granted for the 1993 and 1999 Stock Incentive Programs, respectively.
     In addition, the 1993 Stock Incentive Program provides for the grant of Stock Appreciation Rights in tandem with the stock options. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held. At December 31, 2000, there were no outstanding stock appreciation rights.
     In 2000, the Corporation granted stock options to purchase 570,000 shares of the Corporation's common stock to key executive employees and directors. The options were granted as "Nonqualified Stock Options" in accordance with Market Place Rules available under NASDAQ Stock Market regulations. Option expiration dates are ten years from the grant date.
The stock options granted vest at either 50% per year for two consecutive years, or at 33% per year for three consecutive years.
     Restricted stock awards are occasionally granted by the Corporation.
The common shares covered by a restricted stock award may be sold or otherwise disposed of only after a minimum of three years from the grant date of the award. The difference between issue price and the fair market value on the date of issuance is recorded as compensation expense. The amount of compensation expense (benefit) recognized related to restricted stock awards was $(319) in 2000, $231 in 1999 and $387 in 1998 before tax, respectively. The benefit in 2000 related to employee forfeitures.
Currently there are 10,602 shares of restricted stock outstanding.
     The Corporation also issues, at its discretion, dividend payment rights in connection with the grant of stock options. These rights entitle the holder to receive, for each dividend payment right, an amount in cash equal to the aggregate amount of dividends that the Corporation has paid on each common share from the date on which such right becomes effective through the payout date. One third of these rights becomes vested on each anniversary after the grant. Payment is made when the rights are fully vested by the rightholder. The Corporation recognizes compensation expense accordingly. The amount of compensation expense (benefit) related to dividend payment rights recognized in 2000 was $(335) with $52 in 1999 and $551 in 1998 before tax. The benefit in 2000 related to employee forfeitures. As of December 31, 2000, 485,000 dividend payment rights were outstanding.
     The Corporation continues to elect APB 25 for recognition of stock-based compensation expense. Under APB 25, expense is recognized based on the intrinsic value of the options. However, under the provision of FAS
123 the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions: dividend yield of 4.5% for 2000, 1999 and 1998, expected volatility of 31.1% for 2000, 28.5% for 1999 and 26.7% for 1998, risk free interest rate of 5.87% for 2000, 5.25% for 1999 and 5.63% for 1998, and expected life of eight years. The following table summarizes information about the stock-based compensation plan as of December 31, 2000, 1999 and 1998, and changes that occurred during the year:


			     2000                1999*              1998*
---------------------------------------------------------------------------------
			       Weighted-           Weighted-           Weighted-
				 Avg                  Avg                 Avg
		      Shares   Exercise   Shares   Exercise   Shares   Exercise
		      (000)      Price    (000)      Price    (000)      Price
		      ------------------  ------------------  ------------------
Outstanding
 beginning
 of year              1,324     $20.28      759     $20.26      525     $18.69
  Granted             2,681      12.05      723      20.31      246      23.49
  Exercised               0                 (16)     17.50      (12)     12.50
  Forfeited            (788)     18.19     (142)     20.67        0
		     -------             -------              ------
Outstanding end
 of year              3,217     $13.93    1,324     $20.28      759     $20.26
		     ======              =======              ======
Options exercisable
 at year end            572     $19.28      527     $19.38      320     $18.45
Avg Remaining
 Contractual Life      8.73 yrs            7.97 yrs            7.94 yrs
Weighted-Avg fair
 value of options
 granted during the
 year                 $3.15               $4.70               $5.30

*Adjusted for July 22, 1999 2 for 1 stock dividend (See Note 23).

     The following table summarizes the status of stock options outstanding and exercisable at December 31, 2000:

---------------------------------------------------------------------------------
			 Stock Options Outstanding      Stock Options Exercisable
-----------------------------------------------------   -------------------------
			      Weighted-
				 Avg        Weighted-                 Weighted-
Range of                      Remaining        Avg                       Avg
Exercise            Shares    Contractual   Exercise        Shares    Exercise
Prices Per Share    (000)     Life (Yrs.)     Price         (000)       Price
---------------------------------------------------------------------------------
$9.75 - $9.75          400       9.95        $ 9.75              0     $ 0.00
$12.38 - $12.38      1,902       9.16         12.38             45      12.38
$13.13 - $17.50        314       6.85         14.95            164      16.61
$19.44 - $19.44          6       8.42         19.44              6      19.44
$19.81 - $19.81         12       8.40         19.81             12      19.81
$20.34 - $20.34        325       8.13         20.34            116      20.34
$20.69 - $20.69        108       6.14         20.69            108      20.69
$21.13 - $21.13         18       6.38         21.13             18      21.13
$23.47 - $23.47        108       7.13         23.47             79      23.47
$23.63 - $23.63         24       7.40         23.63             24      23.63
---------------------------------------------------------------------------------
$9.75 - $23.63       3,217       8.73        $13.93            572     $19.28
=================================================================================

     Had the Corporation adopted FAS 123, the amount of compensation expense that would have been recognized in 2000, 1999 and 1998 was $4,367, $1,831 and $1,164, respectively. The Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:


					2000           1999          1998
--------------------------------------------------------------------------
Net Income      As Reported:        $(79,249)      $114,141       $84,927
		  Pro Forma:        $(82,457)      $112,491       $83,994
Basic and diluted earnings
  per share
		As Reported:          $(1.32)         $1.87         $1.29
		  Pro Forma:          $(1.37)         $1.84         $1.28

NOTE 8  --  Reinsurance, Other Contingencies and Commitments
In the normal course of business, the Group seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurers or reinsurers. In the event that such reinsuring companies might be unable at some future date to meet their obligations under the reinsurance agreements in force, the Group would continue to have primary liability to policyholders for losses incurred. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. The following amounts are reflected in the financial statements as a result of reinsurance ceded:


					2000           1999          1998
--------------------------------------------------------------------------

Ceded premiums earned,
  presented net                     $122,923        $72,297       $35,334
Ceded losses incurred,
  presented net                       38,751         19,346        41,477
Reserve for unearned premiums         35,361         36,603        12,290
Reserve for losses                    83,897         75,882        82,589
Reserve for future policy benefits         0              0        25,518
Reserve for loss adjustment
  expenses                            12,291          9,770         8,707

     Annuities are purchased from other insurers to pay certain claim settlements. These payments are made directly to the claimants; should such insurers be unable to meet their obligations under the annuity contracts, the Group would be liable to claimants for the remaining amount of annuities. The claim reserves are presented net of the related annuities on the Corporation's balance sheet. The total amount of unpaid annuities was $22,505, $23,267 and $24,155 at December 31, 2000, 1999 and
1998, respectively.
     On October 2, 1995, as part of the transaction involving the reinsurance of the Ohio Life business to Employers' Reassurance Corporation, The Ohio Casualty Insurance Company agreed to manage a $163,615 fixed income portfolio for Employers' Reassurance. The term of the agreement was scheduled for seven years, terminating in 2002. During 2000, the agreement was mutually terminated. There were no separate fees for this investment management service. The assets of the fixed income portfolio were not carried on the Corporation's balance sheet as these were assets of Employers' Reassurance Corporation. The agreement required that the Corporation pay an annual rate of 7.25% interest to Employers' Reassurance and maintain the market value of the account at $163,615. As the market value fluctuated from this amount, the Corporation was required to make up the deficiency and was entitled to receive any excess. Accordingly, the Corporation accrued any deficiency or excess in market value over the guaranteed amount of $163,615. This resulted in either investment income or loss and was recorded in earnings of the current period. Upon termination in 2000, the Corporation paid a closing deficiency of $2,209. At December 31, 1999, the market value of the account was below the $163,615 required balance by $2,384, compared with excess of $1,356 in 1998. The deficits in 2000 and 1999 were related to an overall drop in the market value due to rising interest rates.
     The Corporation leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2005 and provide for renewal options ranging from one to five years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties. The leases provide for increases in future minimum annual rental payments based on such measures as defined increases in the Consumer Price Index, increases in operating expenses, and pre-negotiated rates. Also, the agreements generally require the Corporation to pay executory costs (utilities, real estate taxes, insurance, and repairs). Lease expense and related items totaled $5,900, $4,100, and $6,500 during 2000, 1999 and 1998, respectively.
     The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31              Amount
------------------------------------------------
      2001                          $ 6,700
      2002                            5,400
      2003                            4,500
      2004                            2,900
      2005                              100
------------------------------------------------
				    $19,600
================================================

     Total minimum lease payments do not include contingent rentals that may be paid under certain leases because of use in excess of specified amounts. Contingent rental payments were not significant in 2000, 1999, or 1998.
     In the normal course of business, the Corporation and its subsidiaries are involved in lawsuits related to their operations. In each of the matters, the Corporation believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Corporation.

NOTE 9  --  Losses and Loss Reserves
The following table presents a reconciliation of liabilities for losses and loss adjustment expenses:


					2000           1999          1998
--------------------------------------------------------------------------
Balance as of January 1, net of
   reinsurance recoverables of
   $85,126, $91,296 and
   $62,003                        $1,823,329     $1,865,643    $1,421,804
Addition related to acquisition            0              0       483,938
Incurred related to:
   Current year                    1,237,319      1,176,072       989,114
   Prior years                        56,846           (418)      (66,119)
--------------------------------------------------------------------------
				   1,294,165      1,175,654       922,995

Paid related to:
   Current year                      596,114        600,942       513,292
   Prior years                       614,049        617,026       449,802
--------------------------------------------------------------------------
Total paid                         1,210,163      1,217,968       963,094

Balance as of December 31,
  net of reinsurance
  recoverables of $96,188,
  $85,126 and $91,296             $1,907,331     $1,823,329    $1,865,643
==========================================================================

     The 2000 incurred loss and loss adjustment expenses for prior years changed due to an increase in severity as losses developed. This was concentrated in the workers' compensation line of business.
     The following table presents catastrophe losses incurred and the respective impact on the loss ratio:


					2000           1999          1998
--------------------------------------------------------------------------
Incurred losses                      $36,181        $52,208       $44,595
Loss ratio effect                      2.4%           3.4%          3.6%

      In 2000, 1999 and 1998 there were 24, 27 and 37 catastrophes, respectively. The largest catastrophe in each year was $7,095, $17,900 and $7,300 in incurred losses. Additional catastrophes with over $1,000 in incurred losses numbered 9, 7 and 14 in 2000, 1999 and 1998.
     The effect of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns could have a material adverse impact on the Corporation's results.
     Inflation has historically affected operating costs, premium revenues and investment yields as business expenses have increased over time. The long term effects of inflation are considered when estimating the ultimate liability for losses and loss adjustment expenses. The liability is based on historical loss development trends which are adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends. It is not adjusted to reflect the effect of discounting.
     Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpreta-tions in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 2000, 1999 and 1998, respectively, total case, incurred but not reported and loss adjustment expense reserves were $40,368, $41,098 and $41,898. Asbestos reserves were $13,493, $9,564 and $10,364 and environmental reserves were $26,875, $31,534 and $31,534 for those respective years.

NOTE 10  --  Earnings Per Share
Basic and diluted earnings per share are summarized as follows:


					2000           1999          1998
--------------------------------------------------------------------------
Income (loss) from continuing
  operations                        $(79,249)      $105,936       $83,011
Average common shares
  outstanding - basic (000's)         60,075         61,126        65,808
Basic income (loss) from
  continuing operations per
  average share                       $(1.32)         $1.73         $1.26
==========================================================================
Average common shares
  outstanding                         60,075         61,126        65,808
Effect of dilutive securities              0             13            62
--------------------------------------------------------------------------
Average common shares
  outstanding - diluted               60,075         61,139        68,870
Diluted income (loss) from
  continuing operations per
  average share                       $(1.32)         $1.73         $1.26
==========================================================================

Adjusted for July 22, 1999 2 for 1 stock dividend (See Note 23).

     At December 31, 2000, 6,000,000 purchase warrants and 2,719,713 stock options were not included in earnings per share calculations for 2000 as they were antidilutive.

NOTE 11  --  Quarterly Financial Information (Unaudited)


2000                                 First      Second      Third       Fourth
-------------------------------------------------------------------------------
Premiums and finance charges
  earned                           $387,188    $369,874    $394,015    $382,921
Net investment income                51,793      49,275      49,673      54,321
Investment gains (losses)
  realized                           (6,308)     (2,387)      1,395       4,909
Net income (loss)                   (75,013)     (8,198)     14,550     (10,588)
Basic and diluted net income
  (loss) per share                    (1.25)      (0.14)       0.24       (0.18)

     The first quarter of 2000 was negatively impacted by approximately $33 million due to write-offs to the agent relationships intangible asset. Positively impacting third quarter 2000 results by $22.1 million was the settlement of the to California Proposition 103 liability.


1999                                 First      Second      Third       Fourth
-------------------------------------------------------------------------------
Premiums and finance charges
  earned                           $384,545    $374,309    $384,274    $411,838
Net investment income                41,809      41,013      49,679      51,786
Investment gains (losses)
  realized                              903     167,340      (2,269)     (5,147)
Income (loss) from continuing
  operations                         11,717      96,673      (6,982)      4,528
Income from discontinued
  operations                          1,795         104         117       2,254
Gain on sale of discontinued
  operations                              0           0           0       6,190
Cumulative effect of accounting
  change, net of taxes               (2,255)          0           0           0
Net income (loss)                    11,257      96,777      (6,865)     12,972
Basic and diluted net income
  (loss) per share                     0.18        1.58       (0.11)       0.22

     The second quarter of 1999 investment gains realized included approximately $145,000 related to the strategic asset reallocation that was completed during the quarter.

NOTE 12  --  Comprehensive Income
Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities were as follows:


					2000            1999         1998
--------------------------------------------------------------------------
Unrealized holding gains
  (losses) arising during the
  period, net of taxes              $152,472       $ (56,994)     $71,207
Less:  Reclassification
  adjustment for gains
  included in net income,
  net of taxes                        71,922         125,468       13,632
--------------------------------------------------------------------------
Net unrealized gains (losses) on
  securities, net of taxes          $ 80,550       $(182,462)     $57,575
==========================================================================

NOTE 13  -- Segment Information
The Corporation has determined its reportable segments based upon its method of internal reporting which is organized by product line. The property and casualty segments are private passenger auto - agency, private passenger auto - direct, CMP, fire, inland marine, general liability, umbrella, workers' compensation, commercial auto, homeowners, fidelity and surety. These segments generate revenues by selling a wide variety of personal, commercial and surety insurance products. The Corporation also has an all other segment which derives its revenues from premium financing, investment income, royalty income and discontinued life insurance operations.
     Each segment of the Corporation is managed separately. The property and casualty segments are managed by assessing the performance and profitability of the segments through analysis of industry financial measurements including loss and loss adjustment expense ratios, combined ratio, premiums written, underwriting gain/loss and the effect of catastrophe losses on the segment. The following tables present this information by segment as it is reported internally to management. In 1999, the Group began managing the private passenger auto - direct segment separately from private passenger auto - agency and umbrella segment separately from general liability. As a result, prior year results for general liability and private passenger auto - agency have been restated to reflect this change. Asset information by reportable segment is not reported, since the Corporation does not produce such information internally.

Private Passenger Auto - Agency           2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                  $455,330    $526,515    $515,447
  % Increase (decrease)                (13.5)%       2.1%       10.9%
Net premiums earned                    461,627     513,030     498,783
  % Increase (decrease)                (10.0)%       2.9%        8.4%
Underwriting loss (before tax)       (46,536)    (35,314)    (20,732)
Loss ratio                            72.5%       69.3%       68.7%
Loss expense ratio                    12.3%       11.9%       10.3%
Underwriting expense ratio            25.6%       25.1%       24.4%
Combined ratio                       110.4%      106.3%      103.4%
Impact of catastrophe losses on
   combined ratio                      0.7%        0.8%        1.2%

Private Passenger Auto - Direct           2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                   $10,711    $ 17,145      $6,347
  % Increase (decrease)                (37.5)%     170.1%          N/A
Net premiums earned                     13,615      13,111       2,002
  % Increase                             3.8%      554.1%          N/A
Underwriting loss (before tax)          (7,790)    (16,750)     (3,488)
Loss ratio                             102.3%      129.2%      105.6%
Loss expense ratio                      15.4%       16.3%       15.9%
Underwriting expense ratio              50.2%       62.9%       48.2%
Combined ratio                         167.9%      208.4%      169.7%
Impact of catastrophe losses on
  combined ratio                         0.6%        0.3%          N/A

CMP, Fire, Inland Marine                  2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                  $312,470    $305,181    $225,749
  % Increase                             2.4%       35.2%        9.5%
Net premiums earned                    315,655     298,766     217,236
  % Increase                             5.7%       37.5%        8.4%
Underwriting loss (before tax)         (34,901)    (80,245)    (33,008)
Loss ratio                              60.5%       71.9%       64.5%
Loss expense ratio                      10.0%       11.1%        6.2%
Underwriting expense ratio              41.0%       43.0%       42.8%
Combined ratio                         111.5%      126.0%      113.5%
Impact of catastrophe losses on
   combined ratio                        4.6%        7.8%        4.9%

General Liability                         2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                   $80,663     $82,489    $76,427
  % Increase (decrease)                 (2.2)%       7.9%      (2.8)%
Net premiums earned                     82,720      71,562     78,061
  % Increase (decrease)                 15.6%       (8.3)%     (3.6)%
Underwriting loss (before tax)         (21,327)    (17,063)   (10,000)
Loss ratio                              56.0%       46.4%      41.7%
Loss expense ratio                      24.2%       15.2%      17.3%
Underwriting expense ratio              46.7%       54.0%      55.0%
Combined ratio                         126.9%      115.6%     114.0%

Umbrella                                  2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                   $70,612     $68,392     $18,717
  % Increase                             3.2%      265.4%        3.7%
Net premiums earned                     68,986      70,453      18,474
  % Increase (decrease)                 (2.1)%     281.4%        2.5%
Underwriting gain (before tax)          13,022      37,826       9,181
Loss ratio                              40.1%       17.7%       11.3%
Loss expense ratio                       6.2%       (2.8)%      (2.0)%
Underwriting expense ratio              34.0%       32.4%       39.5%
Combined ratio                          80.3%       47.3%       48.8%

Workers' Compensation                     2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                  $185,800    $191,688    $100,150
  % Increase (decrease)                 (3.1)%      91.4%        3.1%
Net premiums earned                    197,814     195,773     100,336
  % Increase (decrease)                  1.0%       95.1%       (3.0)%
Underwriting gain (loss)(before tax)  (125,990)    (32,849)     (9,606)
Loss ratio                             118.8%       71.9%       69.1%
Loss expense ratio                      15.5%       11.8%        8.2%
Underwriting expense ratio              31.3%       33.8%       32.3%
Combined ratio                         165.6%      117.5%      109.6%

Commercial Auto                           2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                  $178,727    $175,482    $139,087
  % Increase (decrease)                  1.8%       26.2%       (0.9)%
Net premiums earned                    178,622     171,676     139,114
  % Increase (decrease)                  4.0%       23.4%       (0.5)%
Underwriting loss (before tax)         (38,408)    (30,803)     (7,453)
Loss ratio                              74.6%       69.3%       61.2%
Loss expense ratio                      10.0%       11.4%        8.6%
Underwriting expense ratio              36.9%       36.4%       35.6%
Combined ratio                         121.5%      117.1%      105.4%
Impact of catastrophe losses on
   combined ratio                        0.3%        1.0%        0.7%

Homeowners                                2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                  $173,222    $181,905    $180,697
  % Increase (decrease)                 (4.8)%       0.7%        7.5%
Net premiums earned                    176,249     183,047     177,419
  % Increase (decrease)                 (3.7)%       3.2%        6.6%
Underwriting loss (before tax)         (33,371)    (43,667)    (33,824)
Loss ratio                              75.1%       79.2%       73.8%
Loss expense ratio                       7.7%        9.3%        8.2%
Underwriting expense ratio              36.8%       35.6%       36.4%
Combined ratio                         119.6%      124.1%      118.4%
Impact of catastrophe losses on
   combined ratio                       10.3%       12.6%       15.2%

Fidelity & Surety                         2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                   $37,858     $38,100     $37,022
  % Increase (decrease)                 (0.6)%       2.9%        7.6%
Net premiums earned                     37,733      36,890      36,403
  % Increase                             2.3%        1.3%        3.9%
Underwriting gain (before tax)          10,681       7,722       6,351
Loss ratio                               5.2%        7.2%       10.3%
Loss expense ratio                       3.5%        5.9%        5.2%
Underwriting expense ratio              62.8%       63.9%       65.9%
Combined ratio                          71.5%       77.0%       81.4%

Total Property & Casualty                 2000        1999        1998
-----------------------------------------------------------------------
Net premiums written                $1,505,393  $1,586,897  $1,299,643
  % Increase (decrease)                 (5.1)%      22.1%        7.6%
Net premiums earned                  1,533,021   1,554,308   1,267,828
  % Increase (decrease)                 (1.4)%      22.6%        5.3%
Underwriting loss (before tax)        (284,620)   (211,143)   (102,579)
Loss ratio                              72.8%       66.9%       63.7%
Loss expense ratio                      11.6%       10.7%        9.1%
Underwriting expense ratio              34.8%       35.2%       34.4%
Combined ratio                         119.2%      112.8%      107.2%
Impact of catastrophe losses on
   combined ratio                        2.4%        3.4%        3.6%

All Other                                 2000        1999        1998
-----------------------------------------------------------------------
Revenues                              $  4,146     $13,707     $ 5,391
Expenses                                14,366      20,814       6,663
-----------------------------------------------------------------------
Net income                            $(10,220)    $(7,107)    $(1,272)

Reconciliation of Revenues                2000        1999        1998
-----------------------------------------------------------------------
Net premiums earned for
  reportable segments               $1,533,021  $1,554,308  $1,267,828
Investment income                      201,812     181,078     164,812
Realized gain/loss                      (5,904)    144,754      26,516
Miscellaneous income                       444      (2,426)        162
-----------------------------------------------------------------------
Total property and casualty
  revenues (Statutory basis)         1,729,373   1,877,714   1,459,318
Property and casualty statutory
  to GAAP adjustment                     3,150       8,658     (12,450)
-----------------------------------------------------------------------
Total revenues property and
  casualty (GAAP basis)              1,732,523   1,886,372   1,446,868
Other segment revenues                   4,146      13,708       5,391
-----------------------------------------------------------------------
Total revenues                      $1,736,669  $1,900,080  $1,452,259
=======================================================================

Reconciliation of Underwriting
  gain (loss) (before tax)                2000        1999        1998
-----------------------------------------------------------------------
Property and casualty under-
  writing loss (before tax)
  (Statutory basis)                  $(284,620)  $(211,143)  $(102,579)
Statutory to GAAP adjustment           (28,175)     26,905      28,528
-----------------------------------------------------------------------
Property and casualty under-
  writing loss (before tax)
  (GAAP basis)                        (312,795)   (184,238)    (74,051)
Net investment income                  205,062     184,287     169,024
Realized gain (loss)                    (2,391)    160,827      14,411
Other income                           (19,578)    (23,987)     (6,384)
-----------------------------------------------------------------------
Income (loss) from continuing
  operations before income taxes     $(129,702)   $136,889    $103,000
=======================================================================

NOTE 14  --  Acquisition of Commercial Lines Business
On December 1, 1998, the Group acquired substantially all of the Commercial Lines Division of Great American Insurance Companies (GAI), an insurance subsidiary of the American Financial Group, Inc. As part of the transaction, the Group assumed responsibility for 650 employees of GAI's Commercial Lines Division, as well as relationships with 1,700 agents.
The major lines of business included in the sale were workers' compensation, commercial multi-peril, umbrella, general liability and commercial auto. Four commercial operations as well as substantially all California business and all pre-1987 environmental claims were excluded from the transaction.
     Under the asset purchase agreement, the Group assumed $645,813 of commercial lines insurance liabilities, $62,639 in other liabilities and acquired $287,900 of investments, $1,500 in cash and $119,052 in other assets. This resulted in an assumption by the Group of a net statutory-basis liability of $300,000 plus warrants to purchase 6 million shares of Ohio Casualty Corporation common stock at a price of $22.505. In addition, if the annualized production from the transferred agents at the end of eighteen months equaled or exceeded the production in the twelve months prior to closing, GAI would receive an additional $40,000. This bonus payment graded downward as production decreased. In the second quarter of 2000, the Company estimated the payment due to be approximately $27,500. This amount was added to the agent relationships asset discussed below. As of December 31, 2000, the Company has paid $27,093 of the payment due, while the remaining amount is in final negotiation.
     The transaction was accounted for using the purchase method of accounting. The Corporation has recorded agent relationships of $308,550 relating to this transaction, consisting of $284,674 of net liabilities assumed, $21,138 in warrants given and $2,738 in acquisition expenses. Deferred policy acquisition costs of $37,371 were also recorded as a result of the transaction. The Corporation follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the GAI acquisition, allocation of the purchase price was made to agent relationships and deferred policy acquisition costs as the Corporation believes it did not acquire any other significant specifically identifiable intangible assets. Periodically, agent relationships are evaluated as events or circumstances indicate a possible inability to recover their carrying amount. During the first quarter of 2000, the Group made the strategic decision to discontinue its relationship with Managing General Agents. The result was a write-off of the agent relationships asset by $42,200. In addition, the Corporation again wrote off the agent relationships asset $3,801 in 2000 as a result of further agent cancellations. The remaining portion of the agent relationships will be amortized on a straight-line basis over the remaining amortization period.
     The warrants which were issued in connection with the transaction provide for the purchase of the Corporation's common stock at $22.505 per share and expire in December 2003. The warrants may be settled through physical or net share settlement and thus have been recorded as equity in the financial statements at their estimated fair value. Estimated fair value was determined based on a third party appraisal of the warrants.
     The following table presents the unaudited proforma results of operations for 1998 had the acquisition occurred at the beginning of that year.

(Unaudited)                         1998
------------------------------------------
Revenues                      $1,750,528
Net income                        58,866
Diluted earnings per share          0.89


NOTE 15  --  Restructure Charge
During December 1998, the Group adopted a plan to restructure its branch operations. To continue in the Corporation's efforts to reduce expenses, personal lines business centers were reduced in 1999 from five to three locations. Underwriting branch locations were reduced from seventeen to eight locations and claims branches were reduced from thirty-eight to six locations in 1999. The Corporation recognized $10,000 in expense in its 1998 income statement to reflect one-time charges related to its branch office consolidation plan. These charges consisted solely of future contractual lease payments related to abandoned facilities. The Corporation reduced $2,159 of liability in 2000 and $5,336 of liability in 1999. The $2,159 reduction in 2000 was due to payments under leases. Of the total $5,336 reduced in 1999, $2,958 was due to payments under leases and $2,378 was for changes in assumptions used to establish the initial reserve. The activities under the plan were completed in 1999, but due to leases still in effect, the balance in the restructuring reserve, $2,505 at December 31, 2000, will continue to remain as leases expire in 2001.

NOTE 16  --  Statutory Accounting Information
The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, required statutory reserves, assets not admitted for statutory reporting, California Proposition 103 reserve, agent relationships and deferred federal income taxes.


					2000           1999          1998
--------------------------------------------------------------------------
Property and Casualty Insurance
  Statutory net income (loss)       $(81,223)      $109,172    $   82,044
  Statutory policyholders'
    surplus                          812,133        899,759     1,027,105

     The Ohio Casualty Insurance Company (the Company), domiciled in Ohio, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Ohio Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners
(NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.
     The Company received written approval from the Ohio Insurance Department to have the California Proposition 103 liability reported as a direct charge to surplus and not included as a charge in the 1995 statutory statement of operations. Following this same treatment, during 1997, 1998 and 2000 the principal reduction in the Proposition 103 liability was taken as an increase to statutory surplus and not included in the statutory statements of operations.
     For statutory purposes, agent relationships related to the GAI acquisition were taken as a direct charge to surplus.
     The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations, and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 2000, approximately $81,213 of retained earnings are not subject to restriction or prior dividend approval requirements.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.
     All states have adopted the Codification guidance, effective January 1, 2001. The Group has estimated the adoption of Codification will reduce statutory policyholders' surplus by approximately $46,000.

NOTE 17  --  Bank Note Payable
During 1997, the Corporation signed a credit facility that makes available a $300,000 revolving line of credit. This line of credit was accessed in 1997 to refinance the outstanding term loan balance the Corporation had at that time. In 1998, the line of credit was used for capital infusion of $200,000 into the property and casualty subsidiaries due to the acquisition. The line of credit was again accessed during 1998 for the purchase of a building and to purchase treasury shares. The remaining balance and any additional borrowings under the line of credit bear interest at a periodically adjustable rate (7.099% at December 31, 2000). The interest rate is determined on various bases including prime rates, certificate of deposit rates and the London Interbank Offered Rate. Interest incurred on borrowings amounted to $15,627, $14,055 and $3,547 in 2000, 1999 and 1998, respectively. The agreement expires in October 2002, with any outstanding loan balance due at that time. The credit agreement contains financial covenants and provisions customary for such arrangements. Under the loan agreement the maximum permissible consolidated funded debt cannot exceed 30% of consolidated tangible net worth (as defined in the agreement) and statutory surplus cannot be less than $750,000. The Corporation continues to review its financial covenants in the credit agreement in light of its operating losses. As of December 31, 2000, the Corporation was in compliance with these covenants. However, further deterioration of operating results, reductions in the equity portfolio valuation, or other changes in statutory surplus, including the effects of adopting new statutory accounting principles (such as Codification), may lead to covenant violations, which could ultimately result in default.
     During 1999, the Corporation signed a $6,500 low interest loan with the state of Ohio used in conjunction with the home office purchase. As of December 31, 2000, the loan bears a fixed interest rate of 1%, increasing to 2% in December 2002, and increasing to the maximum rate of 3% in December 2004. The loan requires annual principal payments of approximately $645,000. The remaining balance at December 31, 2000 was $5,798. The loan expires in November 2009.

NOTE 18  --  California Proposition 103
Proposition 103 was passed in the state of California in 1988 in an attempt to legislate premium rates for that state. The proposition required premium rate rollbacks for 1989 California policyholders while allowing for a "fair" return for insurance companies.
     In 1998, the Administrative Law Judge issued a proposed ruling with a rollback liability of $24,428 plus interest. The Group established a contingent liability for the Proposition 103 rollback of $24,428 plus simple interest at 10% from May 8, 1989. This brought the total reserve to $52,318 at September 30, 2000. On October 25, 2000, the Group announced a settlement agreement for California Proposition 103 that was approved by the Commissioner of Insurance of the state of California. Under the terms of the settlement, the members of the Group will pay $17,500 in refund premiums to eligible 1989 California policyholders. The Corporation expects the payments to be made in the first half of 2001. With this development, the total reserve was decreased to $17,500 as of September 30, 2000. When the refund payments occur, the remaining $17,500 liability will be extinguished. This decrease in the reserve resulted in an increase in operating income and net income for the third quarter 2000, and had no effect on the combined ratio reported.
     To date, the Group has paid approximately $5,650 in legal costs related to the withdrawal and Proposition 103.

NOTE 19  --  Shareholder Rights Plan
In December 1989, the Board of Directors adopted the Shareholders Rights Agreement (the Agreement). The Agreement is designed to deter coercive or unfair takeover tactics and to prevent a person(s) from gaining control of the Corporation without offering a fair price to all shareholders.
     Under the terms of the Agreement, each outstanding common share is associated with one half of one common share purchase right, expiring in 2009. Currently, each whole right, when exercisable, entitles the registered holder to purchase one common share of the Corporation at a purchase price of $125 per share.
     The rights become exerciseable for a 60 day period commencing 11 business days after a public announcement that a person or group has acquired shares representing 20 percent or more of the outstanding shares of common stock, without the prior approval of the board of directors; or 11 business days following commencement of a tender or exchange of 20 percent or more of such outstanding shares of common stock.
     If after the rights become exercisable, the Corporation is involved in a merger, other business consolidation or 50 percent or more of the assets or earning power of the Corporation is sold, the rights will then entitle the rightholders, upon exercise of the rights, to receive shares of common stock of the acquiring company with a market value equal to twice the exercise price of each right.
     The Corporation can redeem the rights for $0.01 per right at any time prior to becoming exercisable.

NOTE 20  --  Discontinued Operations (Life Insurance)
Discontinued operations include the operations of Ohio Life, a subsidiary of The Ohio Casualty Insurance Company.
     On October 2, 1995, the Company transferred its life insurance and related businesses through a 100% coinsurance arrangement to Employers' Reassurance Corporation and entered into an administrative and marketing agreement with Great Southern Life Insurance Company ("Great Southern").
In connection with the reinsurance agreement, $144,469 in cash and $161,401 of securities were transferred to Employers' Reassurance to cover the liabilities of $348,479. Ohio Life received an adjusted ceding commission of $37,641 as payment. After deduction of deferred acquisition costs, the net ceding commission from the transaction was $17,284. During the fourth quarter of 1997, Great Southern legally replaced Ohio Life as the primary insurer for approximately 76% of the life insurance policies subject to the 1995 agreement.
     At December 31, 1998, Great Southern had assumed 95% of the life insurance policies subject to the 1995 agreement. As a result of this assumption, the Corporation recognized an additional amount of unamortized ceding commission of $1,093 before tax during the fourth quarter 1998. In 1999, the Corporation recognized the remaining $1,093 of unamortized ceding commission.
     During 1999, Great Southern Life Insurance Company replaced Employers' Reassurance Corporation on the 100% coinsurance treaty.
     On December 31, 1999, the Company completed the sale of the Ohio Life shell, thereby transferring all remaining assets and liabilities, as well as reinsurance treaty obligations, to the buyer. The after-tax gain on this sale totaled $6,190 million, or $.11 per share.
     Results of the discontinued life insurance operations for the years ended December 31 were as follows:


					2000           1999          1998
--------------------------------------------------------------------------
Net premiums earned                    $   0        $ 1,765       $ 3,708
Net investment income                      0            827         2,288
Realized investment gains (losses)         0          1,200           (72)
--------------------------------------------------------------------------
Total income                               0          3,792         5,924
Income before income taxes                 0          4,349         2,944
--------------------------------------------------------------------------
Provision for income taxes                 0             79         1,029
--------------------------------------------------------------------------
Net income                             $   0        $ 4,270       $ 1,916
==========================================================================
Gain on sale of discontinued
  operations - after tax               $   0        $ 6,190       $     0
==========================================================================

     Assets and liabilities of the discontinued life insurance operations as of the years ended December 31 were as follows:


					2000           1999          1998
--------------------------------------------------------------------------
Cash                                   $   0          $   0      $    24
Investments                                0              0       13,917
Deferred policy acquisition costs,
  net of unamortized ceding
  commission                               0              0       (1,093)
Reinsurance receivable                     0              0       36,599
Other assets                               0              0        3,191
-------------------------------------------------------------------------
Total assets                           $   0          $   0      $52,638
=========================================================================

Future policy benefits                 $   0          $   0      $25,518
Deferred income tax                        0              0       (1,215)
Other liabilities                          0              0       46,822
-------------------------------------------------------------------------
Total liabilities                      $   0          $   0      $71,125
=========================================================================

NOTE 21  --  New Accounting Standards
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments by requiring those items to be recognized as assets or liabilities with changes in fair value reported in earnings or other comprehensive income in the current period. In June 1999, the FASB issued SFAS 137 which deferred the effective date of adoption of SFAS 133 for fiscal quarters of fiscal years beginning after June 15, 2000 (January 1, 2001 for the Corporation). The Corporation has evaluated the impact and concluded that the adoption of FAS 133 should have an immaterial impact on the financial results upon implementation.

NOTE 22  --  Change in Accounting Method
During the first quarter of 1999, the Corporation adopted Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This statement provides guidance on accounting for insurance related assessments and required disclosure information. In accordance with SOP 97-3, the Corporation accrued a total liability for insurance assessments of $2,300 net of taxes, as of January 1, 1999. This was recorded as a change in accounting method.

NOTE 23  --  Stock Dividend
On May 27, 1999, the Board of Directors declared a 2 for 1 stock split effective in the form of a 100% stock dividend of the outstanding common shares of record on July 1, 1999. The dividend was payable on July 22, 1999. The number of common shares outstanding, earnings per share, and stock option information for prior years have been adjusted to reflect the stock dividend.

NOTE 24  --  Subsequent Events
On February 8, 2001, the Board of Directors announced the elimination of its current quarterly dividend. The Board of Directors eliminated the current quarterly dividend in order to strengthen the financial position of the Corporation.


Report of Independent Accountants

To the Board of Directors and Shareholders of Ohio Casualty Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ohio Casualty Corporation and its subsidiaries at December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 22 to the financial statements, the Company changed its method of accounting for insurance-related assessments in 1999.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 16, 2001